

CBEYOND®

2005 ANNUAL REPORT

Only One

Since incorporating in 2000, Cbeyond Communications has had *only one* goal: to make big business communications tools simple and affordable for entrepreneurs.

We believe we are the only managed communications services provider achieving this goal with our:

- 100 percent Cisco-powered IP network, built from the ground up exclusively for small businesses, and
- Integrated package of voice, broadband and mobile services, tailored to the specific needs of businesses with 5 – 249 employees, and
- Complete managed communications services, delivered from one source, with one monthly bill, and
- Monthly customer retention rate of 99 percent and 30 percent of new customers from word-of-mouth referrals.

Our Vision: to be the last communications company a small business will ever need.[sm]


CBEYOND COMMUNICA

James F. Geiger
Founder, Chairman and
Chief Executive Officer

TO OUR SHAREHOLDERS:

Cbeyond will have only one debut year as a public company, and we take great pride in the excellent results that accompanied our 2005 IPO. Revenues grew more than 40 percent, to $159.1 million. Adjusted EBITDA*, or earnings before interest, taxes, depreciation, and amortization, increased rapidly to $25.8 million, reflecting more than 50 percent growth. In addition, we used our IPO proceeds to completely repay the Company's outstanding debt. And we maintained a strong capital base to fully fund our planned growth in new markets. These results reflect Cbeyond's unique business model, our ability to satisfy the growing market needs of our "entrepreneurial" customers and the successful execution of our strategy.

A PRODUCTIVE YEAR

Our entrepreneurial customers want what we are selling. In 2005, we grew our customer base 38.3 percent. At the same time, we maintained an industry-leading monthly churn rate of less than one percent, validating a high level of customer satisfaction. What we've built over the last six years at Cbeyond works well, and the services and support we deliver are well tuned for our target market of customers with 5 – 249 employees.

At the conclusion of 2005, our customers used an average of 4.8 Cbeyond applications, up from 4.5 at the beginning of the year. We also continued to increase the value of Cbeyond to our small business entrepreneurs by launching a number of new applications. Among these new products and services were secure offsite back-up, whale-mail, managed firewall, and fax-to-email. And, with the launch of BeyondMobile in January 2006, Cbeyond enhanced our integrated bundle of communications services to include mobile voice and data services designed specifically for small businesses.

During the past year, we expanded into Chicago – our fifth and largest market to date. We also laid the groundwork for entry into the Los Angeles market and achieved that launch during the first quarter of 2006. We believe both markets are exhibiting operating performance consistent with what was realized in our prior market launches.

Rapid growth in customers and revenue has been one of the hallmarks of our business. Unlike many companies in the communications sector, Cbeyond is focused on gaining deep market penetration in each city where we operate, rather than settling for a mere geographic presence in many cities at once. We have a saying around Cbeyond that we are an *"inch wide and a mile deep."* Our employees know the necessity of achieving our financial milestones depends on our focus on a customer experience that is uncommon in our industry. Our customers are excited enough about the value they derive from their relationship with us that they enthusiastically refer us to their friends and business associates. In fact, one third of our new sales are referrals from existing customers or partners. We call that "building a company around a culture of referrals" and it has helped us average approximately 11 percent share of our target market of companies with 5 – 249 employees in Atlanta, Dallas, and Denver – the three cities we have served for more than four years.

THE KEYS TO OUR SUCCESS

What differentiates Cbeyond from other communications providers is the groundwork we laid for this Company from the start. We knew the problem we had to solve – delivering productivity-enhancing applications to small businesses in a simple and economical manner. We believed IP technology would eventually dominate the communications industry because of its inherent economies. Accordingly, we partnered with Cisco to build our private, managed IP network from the ground up. *We believe that ours is the network every carrier in the world would build if they started today.* Our all-IP network provides substantial operating and capital efficiencies and is designed to be open and flexible, enabling us to continually innovate and easily add applications. Today, all of our services are delivered over one network, with one protocol, a managed quality of service, and five 9's of reliability. Our significant network advantages enable Cbeyond to provide a rich package of integrated services and productivity-enhancing applications via one connection and one service provider. In addition, our on-line customer self-service

"We will constantly seek to build long-term shareholder value through our "ownership" of the small business category and the growth and profitability of our company."

portal, called CbeyondOnline, allows those highly reliable services to be easily managed directly by our customers.

We believe the timing is ideal for the success of Cbeyond in the small business market. With our IP network and managed services platform, we believe we're well positioned to offer additional, managed services to our customers. These entrepreneurs want to embrace the latest technology with the simplicity of dealing with one company and without the need for expensive IT resources. They appreciate our Cbeyond sales team's face-to-face, consultative sales approach because we take the time to listen to their individual needs and respond with recommendations for a complete, integrated package of applications tailored to the needs of their growing business. And because we will continue to develop and deliver new services, these entrepreneurial customers know that Cbeyond is the place where they can get all of the productivity-enhancing communications tools their business needs on one bill and delivered with superior customer service.

Finally, we continue to attract enthusiastic, and talented employees who are committed to our vision of being a customer-focused, results-oriented, profit-driven company. Our world-class team is led by experienced management who come from some of the biggest names in the telecommunications and information technology industries and have worked together for many years. Our talented people are essential to our success.

A LOOK AT THE FUTURE

As we expand in the Chicago and Los Angeles markets, we are looking ahead to future expansion into the top 25 largest markets. With the addition of Los Angeles, we now address 36 percent of the small businesses in the top 25 markets with our current six markets. We plan to add at least five more markets by the end of 2009, while steadily increasing our penetration in the markets we have entered.

We also have a number of new service applications in development that will further enhance our customers' managed communications services as we most recently did with the launch of BeyondMobile in January 2006. We will continue to focus on ways to deliver the technical sophistication small businesses need to grow and compete with bigger companies.

In short, we plan to continue what's working for Cbeyond. This includes our emphasis on serving the communities in which we live and work. We offer our direct sales team training and incentives to volunteer in their communities, and we track this involvement monthly. We also have a carefully planned effort to place our executives on the Boards of nonprofit organizations where we can lend support with technology services and expertise. In addition, we organize Company-wide volunteer projects through the Hands On Network affiliates in our cities and sponsor community associations that celebrate entrepreneurs and help them prosper. We believe that this community involvement ultimately helps us better understand our markets and serve our customers.

Small business isn't just another market for Cbeyond. It's our only market. Our passion for meeting the needs of small business will continue to guide us in developing the network, services and automation that will continue to bring productivity-enhancing communications tools to their offices. At Cbeyond, we feel a responsibility to these entrepreneurs on a level that transcends our analytical metrics.

Finally, and equally as important as our customer relationship, is our relationship to our shareholders. We greatly appreciate the trust and the confidence our shareholders place in Cbeyond with their investment and will strive to constantly reward that trust by our focus on making Cbeyond the best it can be. This means we will constantly seek to build long-term shareholder value through our "ownership" of the small business category and the growth and profitability of our company. We believe that Cbeyond is the only company delivering on the promise of a comprehensive communications service package aimed at small businesses, and we look forward to further delivering on our vision in 2006 and beyond.

Jim Geiger

Jim Geiger
Founder, Chairman and
Chief Executive Officer

* Adjusted EBITDA is a non-GAAP financial measure and is not a substitute measure of performance or liquidity for GAAP operating income, net income, or cash flow from operating activities. See "Non-GAAP Financial Measures" on page 36 of the 10K section in this Annual Report for information about why we use this measure, the material limitations on its usefulness and a reconciliation to GAAP net income (loss).

Only One

Cbeyond delivers value to small businesses through a complete, customized and integrated package of communications services.



Cbeyond does things differently.
We begin with a consultative sales approach to determine the specific communications needs of each small business. Next, we provide a complete package of phone, Internet, mobile calling and other productivity-enhancing applications. Our customers can start taking advantage of their services quickly – our average installation interval is 28 days. After installation, customers can manage their services anytime via CbeyondOnline, our on-line self-service portal. Plus, our customers receive only one bill, which helps them manage their communications expenses. Value – Cbeyond has redefined it for small business communications.

Only One

Cbeyond's managed IP network enables quick delivery of new services to entrepreneurs.

At Cbeyond, our technology is so advanced, it's simple. That's because we planned and built it from the ground up to accommodate all of the communications services a small business will ever need. Our 100 percent Cisco-powered IP network is state-of-the-art. It's designed to allow us to quickly deliver new services. Our network and services are also designed to operate seamlessly with customers' existing equipment or with IP PBX's where the cost and feature benefits of using our all-IP service are even greater.

The Cbeyond network has a proven track record of superior connection quality and reliability. Our network is up and running 99.999 percent of the time, supplying crucial communications services without interruption. In addition, because our IP voice traffic is carried over our private network and not via the public Internet, customers have the advantage of a highly-managed, business-quality of service that avoids variable traffic levels and uneven connection speeds. *One company, one focus, one network and many innovations – that's Cbeyond.*


"Cbeyond provides good and reliable service.... there is no question this service is better than any service provider out there."


"It has been nice to have our communications service all wrapped up in one package."


"Cbeyond has exceeded my expectations. would most certainly recommend Cbeyond to my colleagues and other business professionals."


"Our Internet speed has increased dramatically, which allows us to do our work much more efficiently."

BeyondVoice – Complete Communications Package

- High Speed T-1 Internet Access
- Email with SpamBlocker and Virus Protection
- Whalemail
- Fax-to-Email
- Web Hosting
- Domain Name Service
- IP Addresses
- Secure Backup & Fileshare
- Managed Firewall
- VPN Remote User
- VPN Site-to-Site
- Local Phone Service
- Long Distance Phone Service
- Toll-Free Service
- Voicemail
- Conference Calling
- Calling Card
- BeyondOffice Home Access
- BeyondMobile voice and data services

Only One

Cbeyond has fundamentally changed the customer experience.



Cbeyond's vision is *to be the last communications company a small business will ever need.*℠ Innovative and valuable features and applications; one-stop shopping for all the critical communications and IT services a small business needs; high quality service and support; online tools to empower the customer; cost-effective, comprehensive service packages; and a face-to-face, consultative sales approach – all of these help to create a satisfied and loyal customer base. Cbeyond has achieved an industry-leading customer retention rate, and 30 percent of our new business comes from customer or partner referrals. We provide responsive, integrated customer service through a single point of contact for all business communications needs. Via Cbeyond Online, we offer Web-based management tools that empower our customers and enable them to manage all aspects of their account anytime, anywhere. Ultimately, however, doing what we do well – providing communications services that are *simple, affordable and well-supported – is helping us earn the loyalty of our customers.*






TOP ROW L-R: Jim Geiger, Bob Fugate, Bob Morrice, Kurt Abkemeier, Joe Oesterling, Cleve Lewis, Henry Lyon, Joan Tolliver
BOTTOM ROW L-R: Terry Trout, Brian Craver, Julia Strow, Richard Batelaan, Mary Ford, Brooks Robinson, Brent Cobb, Chris Gatch



Jim Markle
1959-2005

Executive Vice President,
Networks and Technology
Cbeyond Communications
2001-2005

In memory of our determined friend whose character and convictions matched his intelligence and intrepid approach to getting things done – correctly, on time and on budget.

Jim, we miss the influence of your uncomplicated approach to life...

MANAGEMENT TEAM

James F. Geiger
Chairman, President and
Chief Executive Officer

J. Robert Fugate
Executive Vice President
and Chief Financial Officer

Robert R. Morrice
Executive Vice President
and President, Sales and Service

Richard J. Batelaan, P.E.
Vice President and
Chief Operations Officer

Christopher C. Gatch
Vice President and
Chief Technology Officer

Henry C. Lyon
Vice President and
Chief Accounting Officer

Joseph A. Oesterling
Vice President and
Chief Information Officer

Brooks A. Robinson
Vice President and
Chief Marketing Officer

Kurt J. Abkemeier
Vice President, Finance
and Treasurer

N. Brent Cobb
Vice President, General Manager
of Mobile, Product and Product
Development

Brian E. Craver
Vice President, Strategic Partnerships and Business Development

Mary N. Ford
Vice President, Marketing

Cleveland A. Lewis
Vice President, Sales

Julia O. Strow
Vice President, Regulatory and
Legislative Affairs

Joan L. Tolliver
Vice President, Human Resources

Terry S. Trout
Vice President, Customer
Experience

BOARD OF DIRECTORS

Anthony M. Abate
American Capital Technologies
Managing Director

John H. Chapple
Nextel Partners, Inc.
Chairman, President and
Chief Executive Officer

James F. Geiger
Cbeyond Communications, Inc.
Chairman, President and
Chief Executive Officer

Douglas C. Grissom
Madison Dearborn Partners
Director

D. Scott Luttrell
LCM Group
Chief Executive Officer

James N. Perry, Jr.
Madison Dearborn Partners
Managing Director

David A. Rogan
Cisco Systems Capital Corporation
President

Robert Rothman
Black Diamond Group
Chairman and Chief Executive
Officer

FINANCIAL HIGHLIGHTS (AT DECEMBER 31)

CUSTOMERS



25,000
20,000
15,000
10,000
5,000
0
840
4,472
9,687
14,713
20,347
01
02
03
04
05

REVENUE



$160,000
120,000
80,000
40,000
0
$1,439
$20,956
$65,513
$113,311
$159,097
01
02
03
04
05

ADJUSTED EBITDA*



$30,000
15,000
0
(15,000)
(30,000)
(45,000)
$(29,301)
$(32,777)
$(4,366)
$16,802
$25,807
04
05

NET INCOME (LOSS)



$10,000
0
(10,000)
(20,000)
(30,000)
(40,000)
(50,000)
$(38,388)
$(47,188)
$(29,482)
$(11,456)
$3,736
05

* Adjusted EBITDA is a non-GAAP financial measure and is not a substitute measure of performance or liquidity for GAAP operating income, net income, or cash flow from operating activities. See "Non-GAAP Financial Measures" on page 36 of the 10K section in this Annual Report for information about why we use this measure, the material limitations on its usefulness and a reconciliation to GAAP net income (loss).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission file number 000-51588

CBEYOND COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**59-3636526**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
320 Interstate North Parkway, Suite 300 Atlanta, Georgia	**30339**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (678) 424-2400

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (see definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of March 27, 2005, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $223,074,418 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System National Market System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Title of Class	Number of Shares Outstanding on March 27, 2006
Common Stock, $0.01 par value	26,672,179

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of stockholders scheduled to be held on June 23, 2006, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

CBEYOND COMMUNICATIONS, INC.
For the Fiscal Year Ended December 31, 2005

TABLE OF CONTENTS

PART I

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in expanding our business and our assumptions regarding the regulatory environment, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and similar expressions, are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of sales, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this report in the section titled "Part I. Item 1A. Risk Factors and MD&A." These forward-looking statements represent our estimates and assumptions only as of the date of this filing and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

- the timing of the initiation, progress or cancellation of significant contracts or arrangements;
- the mix and timing of services sold in a particular period;
- our need to balance the recruitment and retention of experienced management and personnel with the maintenance of high labor utilization;
- rapid technological change and the timing and amount of start-up costs incurred in connection with the introduction of new services or the entrance into new markets;
- the inability to attract sufficient customers in new markets;
- changes in estimates of taxable income or utilization of deferred tax assets which could significantly affect our effective tax rate; and
- general economic and business conditions.

Item 1. Business

OVERVIEW

In this document, Cbeyond Communications, Inc. and its subsidiaries are referred to as "we", the "Company" or "Cbeyond."

We provide managed internet protocol-based, or IP-based, communications services to our target market of small businesses in select large metropolitan areas. Our services include local and long distance voice services, broadband Internet access, email, voicemail, web hosting, secure backup and file sharing, fax-to-email, virtual private network, and other communications and IT services. In January 2006, we began offering mobile voice and data services in conjunction with our landline-based services via our mobile virtual network operator, or MVNO, relationship with a nationwide wireless network provider. Our wireline voice services are delivered using Voice over IP, or VoIP, technology, and all of our services are delivered over our secure all-IP network, rather than over the best-efforts public Internet. Our network allows us to manage quality of service and achieve network and call reliability comparable to that of traditional phone networks.

We believe our all-IP network platform enables us to deliver an integrated bundle of communications services that may otherwise be unaffordable or impractical for our customers to obtain. We manage all aspects of our service offerings for our customers, including installation, provisioning, monitoring, proactive fault management and billing. We first launched our service in Atlanta in April 2001 and now also operate in Dallas, Denver, Houston, Chicago, and, as of March 2006, Los Angeles.

We reported approximately $159.1 million in revenue in 2005, as compared to $113.3 million in 2004 and $65.5 million in 2003. We reported $25.8 million of adjusted EBITDA, a non-GAAP measure—see "non-GAAP Financial Measures," and net income of $3.7 million, on a consolidated basis in 2005. We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas and Denver within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone companies in each market. As of December 31, 2005, we were providing communications services to 20,347 customer locations.

Our IP/VoIP Network Architecture. We deliver our services over a single all-IP network using T-1 connections. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online additions and changes), quality of service and network and call reliability comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit switched communications networks, which require separate networks in order to provide voice and data services, we employ a single integrated network, which uses technologies that digitize voice communications into IP packets and converges them with other data services for transport on an IP network. We transmit our customers' voice and data traffic over our secure private network and do not use the public Internet, which is employed by other VoIP companies such as Vonage and Skype Technologies. Our network design exploits the convergence of voice and data services and we believe requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner. Beginning in the first quarter of 2006, leveraging the flexibility of our IP network and back-office systems, we integrated mobile services with our existing wireline services. We currently have an arrangement with an established national mobile carrier, which provides our new nationwide, privately-branded mobile service offering for our BeyondVoice customers.

Our Target Market and Value Proposition. Our target market is businesses with 5 to 249 employees in large metropolitan cities, using five or more phone lines. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We currently serve six of these markets and plan to launch into five additional markets by the end of 2009.

We provide each of our integrated packages of managed services at a competitively priced, fixed monthly fee. Certain enhanced services are available as optional add-ons, and we charge per-minute fees for long distance telephone and mobile phone usage in excess of included plan minutes. We believe that we provide a differentiated value proposition to our customers, most of which do not have dedicated in house resources to fully address their communications requirements, and who therefore value the ease of use and comprehensive management that we offer. Our primary competitors, the local telephone companies, do not generally offer packages of similar managed services to our target market. We believe that this value proposition, along with our fixed-length contracts, has been crucial to achieving our historical monthly customer churn rate, which averaged approximately 1% for the year ended December 31, 2005.

Our Strategy

We intend both to grow our business in our current markets and to replicate our approach in additional markets. To achieve our goal of profitably delivering sophisticated communications tools to small businesses in our current and future markets, we have adopted a strategy with the following principal components:

- *Focus solely on the small-business market in large metropolitan areas.* We target small businesses, most of which do not have dedicated in house resources to address their communications requirements fully and place a high value on customer support. By focusing exclusively on small business customers, we believe we are able to differentiate ourselves from larger service providers and deliver superior service that small business customers value.

- *Offer comprehensive packages of managed IP and mobile communications services.* We seek to be the single-source provider of our customers' wireline local and long distance voice services and data communications needs. All of our customers subscribe to one of our integrated BeyondVoice packages of applications. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus additional value-added applications. All of our wireline services are delivered over high-capacity T-1 connections. We do not offer our local and long distance voice services and broadband Internet access applications on an unbundled basis. We offer our services only under fixed-length, flat-rate contracts. We believe that this approach results in high average revenue per customer location and a low customer churn rate. Beginning in the first quarter of 2006, we added mobile voice and data services, including wireless email, wireless synchronization of calendar and contacts and wireless web browsing to our service offerings. We also plan to offer integrated mobile/wireline applications such as unified messaging, one number service and simultaneous ring. These mobile services will only be offered in conjunction with our core BeyondVoice package and we do not plan to offer mobile services on a stand-alone basis. Rather, we offer our customers a bundled mobile and wireline offering with one bill and shared minutes across their business.

- *Increase penetration of enhanced services to our customer base.* We seek to achieve higher revenue and margin per customer, increase customer productivity and satisfaction and reduce customer churn by providing enhanced services in addition to our local and long distance voice services and broadband Internet access applications. As of December 31, 2005, our average customer used a total of 4.8 applications, whether as part of a package or purchased as an additional service.

- *Focus sales and marketing resources on achieving significant market penetration.* We have chosen to focus our sales and marketing efforts on only six markets to date, including the launch of the Los Angeles market in March 2006, believing that this approach allows us to more effectively serve our small business customers and grow market share in these markets. We will continue to deploy a relatively large direct sales force in each of the markets that we enter, in contrast to many of our competitors, who have deployed smaller sales forces in a greater number of markets. We believe that our approach has resulted in our obtaining market share, and therefore profitability, at a faster rate and better financial results than would have resulted from an approach that emphasized having a sales presence in more markets.

- *Replicate our business model in new markets.* We currently operate in six markets and intend to expand into five additional markets by the end of 2009. Each time we expand into a new market, we adhere to the same process for choosing, preparing, launching and operating in those markets. In launching our business in each new market, we use the same disciplined financial and operational reporting system to enable us to closely monitor our costs, market penetration and provisioning of customers and maintain consistent standards across all of our markets.

Our Strengths

Our business is focused on rapidly growing a loyal customer base, while maintaining capital and operating efficiency. We believe we benefit from the following strengths:

- *Our all-IP network.* We are able to provide a wide range of enhanced communications services in a cost-efficient manner over a single network, in contrast to traditional communications providers, which may require separate, incremental networks or substantial network upgrades in order to support similar services. Our all-IP network architecture allows us to provide a comprehensive package of managed communications services including VoIP, with high network reliability and high quality of service.

- *Capital efficiency.* We believe that our business approach requires lower capital and operating expenditures to bring our markets to positive cash flow compared to communications carriers using legacy technologies and operating processes. In addition, our deployment of capital is largely success-based, meaning we incur incremental capital only as our customer base grows. Historically, over time approximately 85% of our network capital expenditures have been success based.
- *Our automated and integrated business processes.* We believe that the combination of our disciplined approach to sales, installation and service together with our automated business processes allow us to streamline our operations and maintain low operating costs. Our front and back office systems are highly automated and are integrated to synchronize multiple tasks, including installation, billing and customer care. We believe this allows us to lower our customer service costs, efficiently monitor the performance of our network and provide automated and responsive customer support.
- *Our highly regimented but personalized sales model.* We believe we have a distinctive approach to recruiting, training and deploying our direct sales representatives, which ensures a uniform sales culture and an effective means of acquiring new customers. Our direct sales representatives follow a disciplined daily schedule and meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process.
- *Our experienced management team with focus on operating excellence.* Our senior management team has substantial industry experience. Our top three executive officers have an average of over 20 years of experience in the communications industry and have worked at a broad range of communications companies, both at startups and mature businesses, including local telephone companies, long distance carriers, competitive carriers, web hosting companies, Internet and data providers and mobile communications providers.
- *Our strong balance sheet and liquidity position.* We currently have a strong balance sheet with over $37.9 million in cash and investments. We believe that cash flows from operations and cash on hand, will be sufficient to fund our capital expenditures and operating expenses, including those related to our current plans to expand into five additional markets by the end of 2009. In addition, we have an undrawn, $25.0 million revolving line of credit with Bank of America that is secured by substantially all of our assets (the "Line of Credit").

We believe our strategies and strengths have contributed to our financial and operating performance, including high revenue growth, attractive average revenue per customer location and low customer churn.

Our Customers

We are targeting entrepreneurial-class businesses, or those with 5 to 249 employees in certain of the 25 largest metropolitan markets in the United States. According to 2005 Dun & Bradstreet data, there are approximately 1.4 million businesses with 5 to 249 employees in the 25 largest markets in the United States. We are focusing on these markets because of their high concentration of small businesses. We believe that pursuing these markets will allow us to maximize the resources we can apply by operating in the densest areas of small business in the United States. As of December 31, 2005, we were providing communications services to 20,347 customer locations and had processed over 3.9 billion VoIP minutes since our inception.

The majority of our target customers currently receive communications services from the incumbent local telephone companies, and many of these businesses have more than one provider for the basic services of local and long distance voice services and Internet access. These businesses, in most cases, do not receive the focus and personalized attention that larger enterprises enjoy and often lag behind larger businesses in the adoption of productivity-enhancing and cost-effective service offerings.

The small businesses we target typically lack affordable access to a T-1 broadband connection and typically do not have dedicated in house resources to manage their communications needs. A majority of our customer base uses 5 to 8 local voice lines, although the larger size customers in our range represent an increasing percentage of the total. Because we focus solely on small businesses, no single customer or group of customers represents a significant percentage of our customer base or revenues. Similarly, no single vertical customer segment represents a significant percentage of our base. Legal offices, physicians and architecture firms each make up greater than 10% of our customer base, while other services-related segments such as retail, real estate, banking and accounting firms each comprise 7% to 10% of our customer base. Other sectors such as insurance, not-for-profits, consulting and software development firms are also represented. We believe that small businesses look for the following characteristics in choosing a service provider: competitive pricing, focus on small-business solutions, dedicated customer care, a simplified, single bill and comprehensive service management.

Our Managed Service Offerings

Integrated Service Offerings

We offer integrated managed communications services through our BeyondVoice packages, which are provided over one to three dedicated T-1 connections. The BeyondVoice packages are essentially one basic product in three sizes, depending on the customer's size and need for bandwidth:

	BeyondVoice I	BeyondVoice II	BeyondVoice III
Customer profile	Businesses with 5 to 14 lines (typically 4 to 30 employees)	Businesses with 15 to 24 lines (typically 30 to 100 employees)	Businesses with 36 to 48 lines (typically 100 to 200 employees with high bandwidth needs)
Broadband connection	One dedicated T-1 connection	Two dedicated T-1 connections	Three dedicated T-1 connections
Number of voice lines	6 6 landlines (or) 5 landlines + 1 mobile line (or) 4 landlines + 2 mobile lines	16	36
Included local minutes per month	Unlimited	Unlimited	Unlimited
Included domestic long distance minutes per month	1,500	3,000	9,000
Internet access	Speed up to 1.5 Mbps; unlimited monthly usage	Speed up to 3.0 Mbps; unlimited monthly usage	Speed up to 4.5 Mbps; unlimited monthly usage

Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus a full line of managed services our customers can choose from to customize their package. Beginning in the first quarter of 2006, we incorporated mobile into our BeyondVoice I package offering. The local and long distance voice services in our BeyondVoice packages include enhanced 911 services, which are comparable to the 911 services offered over traditional telephone networks, and business class features, which include call forwarding, call hunting, call transfer, call waiting, caller ID and three-way calling.

Enhanced Services

In addition to the applications offered in our BeyondVoice packages, we currently offer other services, which include voice mail, email, web hosting, virtual private network on-net and off-net, BeyondMobile, BeyondOffice, secure backup and filesharing, fax-to-email, and other applications and features. In the future, we plan to offer other applications, such as network security, calendar share, secure desktop, and integrated mobile/wireline applications, such as unified messaging, one number service and simultaneous ring. Our enhanced services are sold on an a la carte basis to subscribers of our BeyondVoice bundled packages.

Sales and Marketing

Overview

Our sales force targets small businesses that have 5 to 249 employees and four or more phone lines. We believe that the traditional local telephone companies have not concentrated their sales and marketing efforts on this business segment. Our direct sales representatives meet face-to-face with customers each day as part of a transaction-oriented but personalized and consultative selling process. We adhere to the same sales and operating procedures in every market we enter. We track the performance of our sales team by maintaining detailed activity measurements in each of our markets.

We offer our customers a comprehensive communications solution that is simplified into three BeyondVoice packages sold at fixed, predetermined prices. We permit our sales people to sell only our offered packages and do not allow them to make discounted sales or alter the BeyondVoice packages (other than to add enhanced services or in connection with company-wide promotions). We believe that value is the primary motivating factor for our customers. We believe that our commitment to offering integrated packages of services helps to simplify the entry of orders into our automated provisioning and installation process. Through our strategy of offering bundled services, we seek to become the single-source provider of our customers' wireline and mobile communications services. We believe these factors contribute to our low customer churn rate.

Sales Channels

Direct Sales. The cornerstone of our sales efforts is our direct sales force. At December 31, 2005, we employed 281 direct sales representatives and 75% of our sales resulted from our direct sales efforts.

We believe we have a distinctive approach to recruiting and training our direct sales representatives which ensures a uniform sales approach and a consistent measure of revenue targets. We typically recruit individuals without prior telecommunications sales experience so that we can exclusively provide all of their formal training. The ongoing nature of our training is an essential part of our business strategy. We require our sales personnel to maintain a regimented daily schedule of training, appointment setting and face-to-face meetings with customers, resulting in a transaction-oriented, but personalized and consultative selling process.

A substantial part of the compensation for our sales force is based on commission. We reinforce our clear expectations of success through a system of increasing quotas and advancement for those who succeed. We promote from within and develop our own sales management talent from promising sales representatives, who have the opportunity to advance as we grow.

Inside Sales. In 2004 we established an inside sales group in order to respond to web-based and telephone inquiries from customer prospects. In addition to telephone-based sales to these prospects, the inside sales group evaluates and forwards potential customer prospects to our direct sales representatives and sells additional applications to our existing customers. At December 31, 2005 we employed 7 inside sales representatives and our inside sales group accounted for approximately 5% of our sales.

Indirect Sales. We supplement our direct sales force and our inside sales force with our channel partners, who leverage their preexisting business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, local area network consultants and other IT and telecommunications consultants to small businesses. As compensation for their services, our channel partners receive ongoing residual payments on their sales. At December 31, 2005 we employed 17 indirect sales representatives and our channel partners contributed approximately 20% of our sales.

Referrals Program

We believe we are building a culture of referrals that benefits both our direct and indirect selling efforts. We obtain approximately 30% of our new customers from our referral program through our current base of customers and through our referral partners. Our customers and referral partners are eligible to receive a one-time referral credit for each new customer they refer.

Marketing and Advertising

We focus our marketing resources on our direct and indirect sales efforts and programs that support those efforts. We market ourselves as "the last communications company a small business will ever need." We have launched a focused marketing campaign of targeted direct mail, print and online media but have not committed our resources to traditional brand advertising. Our marketing expenses for the year ended December 31, 2005 were $1.8 million.

Operations

Once a customer is signed, we believe we provide a highly differentiated customer experience in each aspect of the service relationship. Our highly-automated and optimized business processes are designed to provide rapid and reliable installation, accurate billing and responsive, 24x7 care and support using both web-enabled and human resources.

We continue to put emphasis on customer service as a key differentiator to drive customer satisfaction and customer referrals for new business. In 2005, we created a new headquarters-based executive management position, Vice President of Customer Experience, to focus on the development, leadership and oversight of the post sale, customer-facing organizations, including Technical Support, Customer Care, Collections and Service Delivery. The responsibilities of the VP Customer Experience include defining the overall customer experience across all customer touch points, implementation of a cohesive customer care program and the effective management of our customer-facing organizations to insure continued customer satisfaction and high customer retention rates. This organizational focus has also contributed to continued improvements in our automated care and support capabilities used to empower our customers and increase our operational efficiency.

Installation

We employ a team of service coordinators in each of our markets to handle the order entry and customer installation process. A centralized circuit provisioning and customer activation group takes responsibility for ensuring that T-1 circuits from the local telephone company to the customer's location are provisioned correctly and on time, together with local number portability and the appropriate features and applications ordered by the customer. We seek to provision our BeyondVoice I customers within 30 calendar days, our BeyondVoice II and BeyondVoice II Plus customers within 40 calendar days and our BeyondVoice III customers within 60 calendar days. Our automated processes allow us to reduce the time and human intervention necessary to fill our circuit orders with the local telephone company. Currently, a majority of all circuit orders receive a firm order commitment from the local telephone company with no human intervention in less than twelve hours from submission. Once an order is submitted, an outsourced technician is dispatched to the customer's location to install the integrated access device, connecting the customer's equipment to our network, and to activate and test the services. After installation of the integrated access device, new services added by the customer will work with the customer's existing equipment and require no further equipment changes or capital expenditures.

Billing

We bill all of our customers electronically. Our customers receive their bill due information via email. Full billing detail and analytical capabilities are available to our customers on the web through our Cbeyond Online website. We do not send any paper bills. In addition, over 35% of our customers pay us online, either via credit card, electronic funds transfer, or automatic account debit. During 2005, on average, our days sales outstanding, which relates outstanding receivables to the number of days of revenue, was 19. Because we employ flat-rate billing in advance, customers are able to budget their costs, billing is simplified and errors are kept to a minimum. Because billing-related calls are often the largest percentage of calls into customer care among communications service providers, our approach to billing greatly reduces the amount of resources needed in our customer care organization. Moreover, our automated systems enable us to easily disconnect and reconnect our services, which assists us in effectively collecting unpaid bills.

Customer Care and Cbeyond Online

We offer our customers 24x7 support through live access to dedicated care representatives and through online resources. Although customers can choose to speak with one of our Cbeyond representatives on a real-time basis, Cbeyond Online has become our primary channel for customer care.

We offer a broad range of capabilities online, including functions allowing customers to:

- review their requested services and accept their installation order (for new customers);
- view, pay and analyze their bills;
- view and modify their services and account features;
- view and modify account information;
- research products and troubleshoot issues using the section of our web site devoted to frequently asked questions, which we call our Find-It-Fast knowledge base; and
- submit requests for account changes.

Underpinning our care and support operations is a network that provides our customers with reliable and high quality service. Our network operations group manages and tracks network performance. We have deployed state-of-the-art network monitoring and diagnostic tools to provide our care representatives and network operations center personnel with real-time insight into problem areas and the information needed to address them.

Our All-IP Network Architecture

We deliver our services over a single all-IP network using T-1 connections to connect customers to our network. This allows us to provide a wide array of voice and data services, attractive service features (such as real-time online adds and changes), and network reliability and call quality comparable to that of traditional telephone networks. Unlike traditional voice-centric circuit-switched communications networks, we employ a single integrated network using technologies that digitize voice communications into IP packets and converge them with other data services for transport on an IP network. We transmit our customers' voice traffic over our secure private network and do not rely on the best efforts public Internet. Our network design exploits the convergence of voice and data services and requires significantly lower capital expenditures and operating costs compared to traditional service providers using legacy technologies. The integration of our network with our automated front and back office systems allows us to monitor network performance, quickly provision customers and offer our customers the ability to add or change services online, thus reducing our customer care expenses. We believe that our all-IP network and automated support systems enable us to continue to offer new services to our customers in an efficient manner.

There are two distinct strategies that carriers adopt in deploying VoIP services:

- *Voice as an application over the public Internet.* Because calls are carried over the public Internet and not over a private network such as ours, service is often provided on a best-efforts basis. These service providers focus mainly on the consumer market. We believe that these offerings may lack the call quality, network reliability, security and service features that business customers require.

- *Our managed IP network.* We have deployed an all-IP network over which voice calls primarily travel over a managed IP connection as opposed to the public Internet. This approach allows us to deliver quality of service similar to the quality of a public switched telephone network. In our model, voice is an application over a private data network.

Initially, all of our customers connected to our BeyondVoice service via their existing analog premise equipment. We install and manage an integrated access device on the customer's premise that converts VoIP traffic to analog time division multiplexing, or TDM, and interconnects with the customer's phone system via digital or analog connections. By interconnecting with the customer's existing TDM-based phone system, we significantly minimize the investment required to switch to our VoIP service, simplify the installation of our service and greatly reduce the sales lead-time.

While the majority of our new customers still connect to our service via their existing analog premise equipment, over the past two years we have observed a steady increase in the deployment of IP-based phone systems in the small business market. According to several industry analysts, the sales of IP-based phone systems have recently surpassed that of the traditional TDM phone systems. Many of these IP-based phone systems, or IP-PBXs, use a standards-based and highly flexible protocol called session initiation protocol, or SIP, and provide significant cost savings and increased functionality. One of the key benefits for many small businesses is that they now have access to direct inward dial, or DID, capability. DIDs allow each employee to have their own direct phone number and not just an extension. The availability of DIDs allows the end user to take advantage of many productivity enhancing applications such as unified messaging, auto attendant, integrated voicemail, selective call routing and much more.

In early 2005 we began offering our BeyondVoice with SIPconnect service that allows customers to connect their IP-PBX to our integrated access device directly via SIP rather than traditional analog or digital. Direct SIP peering between a customer's IP-PBX and our VoIP network eliminates the need for the customer to purchase a TDM gateway; significantly reducing their hardware investment. SIP peering also eliminates the VoIP to TDM conversions which reduces the voice traffic latency thereby increasing the voice quality. End-to-end SIP signaling and a pure IP bearer path lay the foundation for richer communication services than offered by the public switched telephone network today, which are essential to the future of packet-based communications and the delivery of productivity enhancing applications.

The main advantage of our IP network architecture is its low cost structure relative to traditional circuit-switched networks. Our more efficient single-network approach enables us, relative to the historical experiences of legacy carriers, to:

- buy fewer network components (and at lower cost);
- lease fewer telecommunications circuits;
- employ fewer staff;
- rent less colocation space;
- incur lower maintenance costs; and
- integrate fewer support systems.

Legacy competitive carriers often manage numerous overlapping and interconnected network technologies to provide the package of services that we provide on our single all-IP network. Legacy network architectures can include: a circuit-switched local or long distance voice network, digital subscriber line, IP and frame relay data transmission networks, and asynchronous transfer mode and synchronous optical network intracity transport networks. These different legacy networks generally require the expense and complexity of dedicated circuits and network transmission and monitoring equipment. We believe that we benefit from the efficiency of being able to provide all our services over a single network.

One of the benefits of our IP network is the ability to integrate voice and data packets seamlessly. Bandwidth for voice is dynamically allocated, which allows the customer to enjoy full access to the 1.5 Mbps of bandwidth a T-1 connection affords when no voice traffic is present on the access circuit. When a customer activates a voice line, the allocated bandwidth automatically adjusts to allow the caller the amount of the T-1 connection needed to process his call. Because legacy time-division multiplexing service providers must dedicate fixed portions of their customer circuits to voice and data, they are unable to employ dynamic bandwidth allocation. This feature allows us to provide increased speed and performance to our customers in their Internet usage while assuring high quality voice service.

We organize our network into three groupings of equipment and circuits for purposes of network management and quality measurement:

- the core network, which is located in our data centers and primarily comprises softswitches, backbone routers and media and feature servers;
- the distribution network, which includes colocation equipment such as T-1 aggregation routers and trunking gateways, as well as DS-3 transport circuits; and
- the access network, which comprises the T-1 local loops and integrated access devices that connect customers' equipment to our extended network.

Our software monitors network quality and tracks potential problems by monitoring each of these network groupings.

The largest single monthly expense associated with our network is the cost of leasing T-1 circuits to connect to our customers.

We lease T-1s primarily from the local telephone companies on a wholesale basis using unbundled network element loops or enhanced extended loops. An enhanced extended link consists of a T-1 loop connected to the interoffice transport unbundled network element. This design allows us to obtain the functionality of a T-1 loop without the need for colocation in the local telephone company's serving office. We are able to take advantage of T-1 unbundled network element loop and enhanced extended links and the associated cost-based pricing of each because we meet certain qualifying criteria established by the Federal Communications Commission (the "FCC") for use of these services and because we have built the processes and systems to take advantage of these wholesale circuits, in contrast to many competitive carriers, which lease T-1 circuits under special access, or retail, pricing. As a result of regulatory changes enacted via the FCC's Triennial Review Remand Order, or TRRO, we are required to lease T-1 circuits under special access pricing when serving customers in certain geographical areas within our cities. See "Government Regulation."

We employ these wholesale T-1 circuits as follows:

- *Unbundled network element loops.* An unbundled network element loop is the facility that extends from the customer's premises to our equipment colocated in the local exchange company end-office that serves that customer location. We employ unbundled network element loops when we have a colocation in the central office that serves a customer. We use high-capacity T-1 unbundled loops to serve our customers.
- *Enhanced extended links.* An enhanced extended link is a combination of an unbundled T-1 loop and an associated T1 transport element that are joined together by the local telephone company at the end-office serving the customer location. This allows us to obtain access to customer premises without having a colocation at the serving central office. The current FCC rules require local telephone companies to provide T-1 enhanced extended links to carriers subject to certain local use criteria, which

we meet. Once we achieve sufficient density from a remote office, we deploy a dedicated DS-3 transport and regroom the T1 transport elements onto the DS3 and remove the T1 transport elements.

Historically approximately half of our circuits were provisioned using unbundled network element loops and half using enhanced extended links. Our monthly expenses are significantly less when using unbundled network element loops rather than enhanced extended links, but unbundled network element loops require us to incur the capital expenditures of central office colocation equipment. Both unbundled network element loops and enhanced extended links are substantially less expensive for us than special access circuits. We lease DS-3 circuits from local telephone companies or competitive carriers to carry traffic from the end-office colocation to our equipment in a tandem wire center colocation. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch a market with several colocations and add colocations as the business grows. For example, in Atlanta, our most mature market, we currently have 16 colocations.

Our VoIP technology allows us to concentrate approximately five times as many T-1 circuits onto our DS-3 transport circuits as legacy time-division multiplexing providers. Specifically, we can dynamically allocate available transport bandwidth and can converge and mix voice and data traffic on the network, which offers us significant cost savings.

Our software-based VoIP architecture also provides the flexibility to add services and change features quickly, in contrast to legacy providers whose systems have historically required them to make time consuming physical moves, adds and changes. We believe that our all-IP, private network is optimized to deliver services in an efficient, flexible and cost-effective manner.

Front and Back Office Systems Architecture

We have combined our streamlined business processes with best-in class commercial software packages that we have integrated to create a platform for delivery of our automated front and back office systems. We believe that the integration of our IP network with our front and back office platform supports an efficient cost structure.

These are the cornerstones of our IT strategy:

- deploying commercial software applications and making use of application service providers instead of building our own custom software;
- operating a single customer facing system tightly integrated with back office provisioning, activation and billing systems;
- using automated and web interfaces to extend our business processes to customers and partners; and
- embedding business process management throughout our front and back office platform.

We believe that the software packages we have deployed are scalable, based on successful implementation and operation of such software packages by much larger enterprises with greater volumes of transactions. In addition, they can be customized by the incorporation of our specially tailored business processes. We enjoy the advantages of third-party maintenance and updates from companies with substantial research and development staffs.

Underlying our entire front and back office systems architecture is a comprehensive set of enterprise application integration code, with Siebel workflow and standard messaging and communications tools handling the majority of the interfaces.

Our front office systems consist of:

- *Customer relationship management.* We use Siebel's customer relationship management software to handle sales order entry and management, commissions, customer care, field service functions, integrated access device management and channel partner relationship management.

- *Online customer self-service.* Our web-enabled customer self-service capabilities are primarily handled through a commercially available software system that manages our electronic bill presentment and payment functions, customer care requests and account and service management.

Our back office systems consist of:

- *Provisioning.* We use an application service provider to conduct our gateway with local telephone companies and electronic bonding activities, including circuit orders and local number portability.
- *Activation.* We have licensed software that handles our network inventory and activation functions, and we have an outsourcing arrangement with a third party to provide telephone number inventory functions.
- *Billing.* Billing and payment processing are conducted through software we have licensed, and we handle billing mediation functions through other licensed software.

Relationship with Cisco Systems

Cisco Systems supplies our VoIP network technology. When we began our business in 2000, we evaluated a number of softswitch technologies and VoIP platforms. As a result, we determined that Cisco Systems' softswitch represented the most advanced softswitch for our needs, incorporating business class features that business users require with a higher degree of reliability and sophistication than other competing technologies. In addition, we chose a single-vendor solution in an effort to mitigate the risk of integrating equipment from multiple vendors in a relatively new technology.

In addition, Cisco Systems, through its affiliate Cisco Capital, extended vendor financing to us for the equipment and services we purchase from them, as well as certain network-related expenditures with non-competing third party providers. We repaid the vendor financing in full in November 2005. Although we have continued to purchase only Cisco Systems network components to date, we believe that the risk of integrating competing products has greatly diminished, and we will deploy those products with the best combination of price and performance going forward, whether from Cisco Systems or competing manufacturers.

Competition

As a managed services provider in the communications industry, we broadly compete with companies that could provide both voice and enhanced services to small businesses in our markets.

As a provider of voice services, our primary competitors are the traditional local phone companies: BellSouth Corp. in Atlanta, Qwest Communications International, Inc. in Denver and AT&T, Inc. in Dallas, Houston, Chicago and Los Angeles. Based on information provided by our customers at the time of activation, over two-thirds of our customers used a traditional local telephone company for local telephone service prior to signing with us, and the remainder used competitive local telephone companies. Many of our customers used multiple vendors for local and long distance voice services and broadband Internet access and have enjoyed the convenience of a sole-sourced service since signing with us. In addition to the local telephone companies, we compete with other competitive carriers in each of our markets. These competitive carriers include XO Communications, Inc., NuVox Communications, USLEC Corp., McLeod USA, Inc., Eschelon Telecom, Inc., and ITC^Deltacom, Inc., among many others. Covad Communications began offering IP-based voice services to business customers in 2004, following its purchase of GoBeam, Inc., a wholesale provider of VoIP services. Covad operates in all of our markets. We believe that in the future many of our communications competitors could adopt the use of VoIP technology similar to ours.

Furthermore, there are other providers using VoIP technology, such as Vonage Holdings Corp., Skype Technologies SA, deltathree, Inc. and 8x8, Inc., which offer service using the public Internet to access their customers. We do not currently view these companies as our direct competitors because they primarily serve the consumer market and businesses with fewer than four lines. Certain cable television companies, such as Cox Communications, Inc., Comcast Cable Communications, Inc., TimeWarner Cable, Inc. and Cablevision Systems Corp., have deployed VoIP primarily to address consumers and to compete better against local telephone companies for residential customers, although each of these companies does offer packaged services to small business customers. Certain other VoIP-based companies, such as Net2Phone, Inc. and iBasis, Inc. have built business models based on wholesale VoIP services to companies that do not wish to develop or operate completely their own VoIP services. We do not view Net2Phone and other VoIP wholesalers as competitors, given their consumer focus. We expect that, in the future, other companies may be formed to take advantage of our VoIP-based business model. Existing companies may also expand their focus in the future to target small business customers. In addition, certain utility companies have begun experimenting with delivering voice and high speed data services over power lines.

Government Regulation

Our communications services business is subject to the statutory framework established by Congress, state legislatures and varying degrees of federal, state and local regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements. In contrast to other VoIP-based carriers, we have elected to operate as a common carrier and thus our business does not rely on the regulatory classification of or favorable regulatory treatment for VoIP-based carriers in particular.

We operate as a facilities-based carrier and have received all necessary state and FCC authorizations to do so. Unlike resale carriers, we do not rely upon access to incumbent local exchange carrier switching facilities or capabilities and have not relied on the FCC's former unbundled network element platform, or "UNE Platform" or "UNE-P" rules. As a facilities-based carrier, we have undertaken a variety of regulatory obligations, including (for example) providing access to emergency 911 systems, permitting law enforcement officials access to our network upon proper authorization, contributing to the cost of the FCC's, and where applicable the state universal service programs, and making our services accessible to persons with disabilities.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the federal Telecommunications Act of 1996 ("Telecom Act"), which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to elements of their networks on an unbundled basis. These rights are not available to those VoIP providers who do not operate as common carriers. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected unbundled network elements ("UNEs") at wholesale prices, especially T-1 loop UNEs that provide us access to our customers' premises.

Congress, the FCC and state regulators are considering a variety of issues that may result in changes in the statutory and regulatory environment in which we operate our business. Several bills have been introduced such as the Ensign Bill which if enacted could impact our current access rights to the ILEC network under the Telecommunications Act of 1996. It is unlikely, however, that any of these bills will be passed this year. The FCC's current rules, as established in the August 2003 "Triennial Review Order" and subsequent orders discussed below, establish the general framework of regulation that allows us to purchase the UNEs that we buy. In addition, some of the changes under consideration by Congress, the FCC and state regulators may affect our competitors differently than they affect us. For example, the FCC's recent elimination of the UNE-P rules (as discussed in more detail below) will affect resale carriers that seek to compete against us, but elimination of these rules does not affect us, because we do not rely on UNE-P. Changes in the universal service fund may affect the fees we are required to pay to contribute to funding this program, but since we and our competitors generally pass these fees through to customers, we expect any changes to have minimal competitive effect. Similarly, we do not expect changes in inter-carrier compensation rules to have a material effect on us, because we derive the vast majority of our revenues directly from our customers, rather than from other carriers. We do not collect reciprocal compensation for termination of local calls, and we derive relatively little revenue from access charges for origination and termination of long distance calls over our network. In addition, reviews by state public service commissions have resulted in rate reductions for the circuits we lease in Georgia, Texas, Colorado, Illinois and California. The rates in Illinois and Texas are currently under appeal and the Georgia rates were appealed and remanded back to the Georgia commission by the court. As a result of the court remand, the Georgia commission has recently ordered higher rates for the elements we use, and we expect further appeals by BellSouth of the Georgia rates The Colorado commission has also recently initiated an investigation of certain UNE rates which may include a review of T-1 and DS3 UNEs. If these UNEs are included in the review, it is possible that we would be subject to future rate increases.

The FCC is also considering adopting new regulations governing VoIP services. Although we use VoIP technology extensively in our network, we expect these rules to have more impact on service providers who do not currently operate as common carriers. For example, the FCC may subject these providers to some obligations (such as universal service contributions and the obligation to make services accessible to the disabled) that we have already undertaken to fulfill. The FCC also adopted new rules that require "interconnected VoIP providers" to enable all customers to access 911 emergency services and to provide certain capabilities for the monitoring of communications by properly-authorized law enforcement agencies. We believe that these rules affect potential competitors more than they affect us, because we already provide 911 access and law enforcement access capabilities in compliance with the requirements that apply to common carriers. Such requirements are subjects of ongoing review by both Congress and the FCC that could result in additional obligations over time.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in the telecommunications markets and that any rule changes that affect us will likely be accompanied by transition periods sufficient to allow us to adjust our business practices accordingly. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business.

Regulatory Framework

Our business relies heavily on the use of T-1 UNE loops and UNE enhanced extended links "EELs" that include T-1 loop components, for access to customer premises. Our existing strategy is based on FCC rules that require incumbent local exchange carriers to provide us these elements at favorable prices. As a result of a court decision, the FCC issued rules, which became effective on March 11, 2005, limiting the obligation of incumbent local exchange carriers to provide certain elements at cost-based prices. Some portions of the new FCC rules do not affect us, such as rules eliminating unbundled circuit switching, used by UNE-P providers. The new rules require, among other things, that incumbent local exchange carriers continue providing T-1 UNE loops in most situations, but not in high-density central offices. This exception may affect the price we pay to obtain access to T-1 loops in some of the central business districts we serve, as discussed in more detail below. The new FCC rules are subject to continuing court challenges. The discussion of regulatory issues below describes the rules in effect as of the date of this report, as well as proceedings pending at this date. These rules may change at any time due to future court and FCC decisions, and we are unable to predict how such future developments may affect our business.

The Telecom Act

The Telecom Act, which substantially revised the Communications Act of 1934, established the regulatory preconditions to allow companies like us to compete for the provision of local communications services. Before the passage of the Telecom Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T, known as a regional Bell operating company, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The regional Bell operating companies, following some recent consolidation, now consist of BellSouth, Verizon, Qwest Communications and AT&T Communications. Verizon has recently completed its merger with MCI, and AT&T is the renamed company that emerged from the recent merger of SBC and AT&T. AT&T also announced on March 4, 2006, its intention to merge with BellSouth.

Among other things, the Telecom Act preempts state and local governments from prohibiting any entity from providing communications service on a common carrier basis, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecom Act was enacted. At the same time, the Telecom Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecom Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors' entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their networks with competitive networks. Incumbent local exchange carriers are further required by the Telecom Act to provide access to certain elements of their network to competitive local exchange carriers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecom Act that require cooperation from the incumbent carriers and believe that the continued viability of the provisions relating to these matters is critical to the success of the competitive regime contemplated by the Telecom Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecom Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers' networks. We consider it unlikely, however, that Congress would reverse the fundamental policy of encouraging competition in communications markets.

Congress is also likely to consider legislation that would address the impact of the Internet on the Telecom Act. Such legislation could seek to make unregulated VoIP and Internet providers subject to regulatory fees and taxes currently assessed on regulated communications service providers. Since we are already regulated and are subject to these fees and taxes, such legislation could remove a potential competitive advantage enjoyed by some other VoIP providers.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide interstate and international services on a common carrier basis. The FCC requires all common carriers to receive an authorization to construct and operate communications facilities and to provide or resell communications services, between the United States and international points. We have secured authority from the FCC for the installation, acquisition and operation of our wireline network facilities to provide facilities-based domestic and international services.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, our retail services are not currently subject to price cap or rate of return regulation. We are therefore free to set our own prices for end user services subject only to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. We have filed tariffs with the FCC containing interstate rates we charge to other carriers for access to our network, also called interstate access charges. The rates we can charge for interstate access, unlike our end user services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer's subscribed carrier and other consumer protection matters. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier's operating authority for violations of these requirements. Our operating costs are increased by the need to assure compliance with these regulatory obligations.

The Telecom Act is intended to increase competition. Specifically, the Telecom Act opens the local services market by requiring incumbent local exchange carriers to permit interconnection to their networks and establishing incumbent local exchange carrier obligations with respect to interconnection with the networks of other carriers, provision of services for resale, unbundled access to elements of the local network, arrangements for local traffic exchange between both incumbent and competitive carriers, number portability, access to phone numbers, access to rights-of-way, dialing parity and colocation of communications equipment in incumbent central offices. Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecom Act also eliminated provisions of prior law restricting the regional Bell operating companies from providing long distance services and engaging in communications equipment manufacturing. The Telecom Act permitted the regional Bell operating companies to provide long distance service to customers outside of states in which the regional Bell operating company provides local telephone service, immediately upon its enactment. It also permitted a regional Bell operating company to enter the long distance market within its local telephone service area upon showing that certain statutory conditions set forth in Section 271 of the Telecom Act have been met and obtaining FCC approval. The FCC has approved regional Bell operating company petitions for in region long-distance for every state in the nation, and each regional Bell operating company is now permitted to offer long-distance service to its local telephone customers. The FCC subsequently relieved the Regional Bell Operating Companies ("RBOC") of some of the conditions imposed for Section 271 long distance approval, including in particular conditions that impose obligations to provide access to broadband UNEs beyond what the FCC has required in its Triennial Review Order ("TRO") and Triennial Review Remand Order ("TRRO") which are discussed below in more detail. While we do not currently use any UNEs obtained exclusively under Section 271 long-distance entry conditions, we may seek to do so in the future. As a result of the state commission reviews to implement the FCC's TRO/TRRO decisions, some states (e.g., Georgia, Illinois and California) have adopted rules to implement the requirement that RBOCs provide competitors with access to network elements pursuant to section 271. Some states, like Georgia, have also adopted rules setting the rates that an RBOC must charge for such network elements.

Triennial Review Order and Appeals. As discussed above, we rely on provisions of the Telecom Act that require the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecom Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs.

In the TRO of August 2003, the FCC substantially revised its rules interpreting and enforcing the UNE requirements, while maintaining the general regulatory framework under which we purchase our UNEs. The FCC also adopted new eligibility requirements for the use of EELs. Under these rules, a carrier seeking to purchase an EEL must certify that each circuit so purchased meets specific criteria designed to ensure that the circuit will be used to provide local exchange voice service. We believe, and are prepared to so certify, that all of our EEL circuits satisfy these criteria. These aspects of the Order were not affected by the subsequent court decision reviewing the TRO or by the TRRO.

In March 2004, a court decision required the FCC to reconsider portions of its TRO, and as a result the FCC further revised the rules in the "TRRO" adopted in late 2004, effective March 11, 2005. In the TRRO, the FCC eliminated unbundling for certain incumbent local exchange carrier fiber loops that utilize packet technology and severely restricted unbundling for fiber loops to homes and other "predominantly residential" locations such as apartment buildings. We currently do not use any incumbent local exchange carrier switching or fiber-to-the-home UNEs. We were therefore not materially affected by this ruling, although the elimination of UNE loops serving "predominantly residential" buildings could restrict our access to some small business customers.

In the TRRO, the FCC ruled that incumbent local exchange carriers will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed resale carriers to offer the UNE-P at incremental cost-based rates. We do not use incumbent local exchange carrier circuit switching in our network, so we were not affected directly by this development. Limitations on the availability of UNE-P may, however, make it more difficult for resale competitive local exchange carriers to compete against our services.

The TRRO for the most part required that incumbent local exchange carriers continue to make access available to competitors for the high capacity loop and transport UNEs we use. However, the new rules placed new conditions and limitations on the incumbent local exchange carriers' obligation to unbundle these elements.

Incumbent local exchange carriers are required to continue providing T-1 UNE loops at cost-based rates, except in central offices serving 60,000 or more business lines and in which four or more fiber-based competitors have collocated. Because many of our customers are located in high-density central business districts, some of our existing T-1 loops are affected by this new limitation. An incumbent local exchange carrier is also not required to provide more than 10 T-1 UNE loops to any single building, even in an area in which T-1 loops are unbundled.

Incumbent local exchange carriers are also required to continue providing both T-1 and DS-3 transport circuits, except on routes connecting certain high-density central offices. An incumbent local exchange carrier is not required to offer UNE T-1 transport (including transport as a component of a T-1 EEL) between central offices that both serve at least 38,000 business lines or have four or more fiber-based collocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more collocators. Again, because of the nature of the markets we serve, many of the T-1 EELs and DS-3 transport circuits we use are affected by this exception. The FCC also imposed a cap of 12 on DS-3 transport UNEs and a cap of 10 T-1 transport UNEs that must be made available by an incumbent local exchange carrier on any given route, even where the high-density exception does not apply. Due to certain inconsistencies between the rules and the text of the TRRO with regard to the application of the T-1 transport cap, the states have applied such cap inconsistently. Various parties, including us, have petitioned the FCC to reconsider its decision on the transport cap, and these petitions are currently pending with the FCC.

The FCC's unbundling rules are subject to ongoing court challenges and we cannot therefore predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of UNEs as the result of future legislative or regulatory decisions.

We expect that access to loops serving current and new customer locations will continue to be available to us regardless of future changes in the FCC rules, although not necessarily at current prices. All incumbent local exchange carriers are required, independent of the UNE rules, to offer us some form of T-1 loop and transport services. It is possible that the FCC may establish rates for some of these services at levels that are comparable to current UNE rates, or that we may be able to negotiate reasonable prices for these services through commercial negotiations with incumbent local exchange carriers. However, we cannot assure you that either of these possibilities will occur. If all other options were unavailable, we would be required to pay retail special access rates for these services.

SBC/ATT AND VERIZON/MCI MERGER PROCEEDINGS. In late 2005, the FCC and DOJ approved the announced mergers of SBC with AT&T and Verizon with MCI. The FCC, however, placed certain conditions on its approval of the mergers. Significantly, the FCC froze UNE pricing for 18 months and special access pricing for two years at current rates. The order however further required that UNE rates under appeal at the time of the conditions are exempt from this provision if higher rates are ultimately required. Texas and Illinois UNE rates were under appeal at the time of the FCC's order, and if higher rates are ultimately ordered, the rate freeze would not apply in those states. The FCC also required that fiber based collocator counts used to determine the availability of UNE loops and transport must be reduced to reflect the elimination of AT&T and MCI as independent competitors in the SBC and Verizon regions respectively.

TELRIC Proceeding. In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology—total element long-run incremental cost, or TELRIC—should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit incumbent local exchange carriers to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency's action.

Special Access Proceeding. In January 2005, the FCC also released a Notice of Proposed Rulemaking to initiate a comprehensive review of rules governing the pricing of special access service offered by incumbent local exchange carriers subject to price cap regulation (including BellSouth, AT&T, Qwest, Verizon and some other incumbent local exchange carriers). To the extent we are no longer able to obtain certain T-1 loops and DS-3 transport circuits as UNEs, we may choose to obtain equivalent circuits as special access, in which case our costs will be determined by the incumbent local exchange carriers' special access pricing. Special access pricing by the major incumbent local exchange carriers currently is subject to price cap rules as well as pricing flexibility rules which permit these carriers to offer volume and term discounts and contract tariffs (Phase I pricing flexibility) and remove special access service in a defined geographic area from price caps regulation (Phase II pricing flexibility) based on showings of competition. The Notice of Proposed Rulemaking tentatively concludes that the FCC should continue to permit pricing flexibility where competitive market forces are sufficient to constrain special access prices, but the FCC will undertake an examination of whether the current triggers for pricing flexibility (based on certain levels of colocation by competitors within the defined geographic area) accurately assess competition and have worked as intended. The Notice of Proposed Rulemaking also asks for comment on whether certain aspects of incumbent local exchange carrier special access tariff offerings (*e.g.*, basing discounts on previous volumes of service; tying nonrecurring charges and termination penalties to term commitments; and imposing use restrictions in connection with discounts), are unreasonable. Given the early stage of the proceeding, we cannot predict the impact, if any, the Notice of Proposed Rulemaking will have on our cost structure.

Intercarrier Compensation. In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for access to the other's network ("intercarrier compensation"). In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. We currently have negotiated bill and keep arrangements with other local carriers for the exchange of local traffic, so we have no revenue exposure associated with reciprocal compensation for local traffic. We do, however, collect revenue for access charges relating to the origination and termination of other carriers' long distance traffic. If the FCC were to move to a mandatory bill and keep arrangement for this traffic or to a single cost based rate structure, at significantly lower rates than we currently charge, our revenues would be reduced. We believe, however, that we have much less reliance on this type of revenue than many other competitive providers, because the vast majority of our revenue derives from our end user customers. We also consider it likely that, if the FCC does adopt a bill and keep regime, it will provide some opportunity for carriers to adjust other rates to offset lost access revenues. We cannot predict either the timing or the result of this FCC rulemaking.

Regulatory Treatment of VoIP. In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of most VoIP providers is not clear. In the proceeding initiated in 2004, the FCC will attempt to determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers.

As part of that proceeding, the FCC adopted new rules on June 3, 2005, requiring all "interconnected VoIP providers" within 120 days to enable all of their customers to reach designated emergency services by dialing 911. Interconnected VoIP providers were also required to deliver notices to their customers advising them of limitations in their 911 emergency services and to make certain compliance filings with the FCC. As a regulated common carrier, however, we provide "traditional" 911 service over our dedicated network. Because the FCC's definition of the term "interconnected VoIP provider" is not entirely clear, the rules could be interpreted to include us in certain circumstances. As such, we took steps to meet the notification and acknowledgement requirements to fully comply with FCC's order based on our interpretation of the order. We cannot guarantee that the FCC will agree with our interpretation of its order, should it ever be addressed.

The FCC and Congress are continuing to consider whether to impose other obligations on VoIP providers. The FCC has ruled that VoIP providers must permit duly authorized law enforcement officials to monitor communications. Other issues being considered include, for example, whether VoIP providers should contribute to the cost of the FCC's universal service program. Since we have already undertaken these obligations, this FCC rulemaking could require VoIP entrants that do not currently operate as common carriers to share some of the same burdens as us. It is also possible that we might be able to avail ourselves of lighter regulation in some in some aspects of our business once the FCC clarifies the regulatory framework and requirements. However, we currently rely upon our common carrier status for our ability to interconnect with incumbent local exchange carrier networks and obtain access to elements of those networks at incremental cost-based rates.

Wireline Broadband Classification Proceedings. In 2002, the FCC initiated a proceeding to examine whether it should classify incumbent local exchange carriers' provision of broadband Internet access services as information services subject to Title I of the Telecom Act instead of telecommunications services subject to the common carrier obligations of Title II. In a recent case *(National Cable & Telecommunications Assoc. v. Brand X Internet Services)*, the U.S. Supreme Court upheld an FCC decision to classify cable modem service as an information service exempt from common carrier regulation. In light of the Brand X decision, the FCC moved quickly to apply the same regulatory treatment to incumbent local exchange carrier broadband internet access services. Accordingly, on August 5, 2005, the FCC voted to reclassify incumbent local exchange carrier broadband Internet access services as Title I information services that are not subject to common carrier regulation. As a result of the FCC's decision, the incumbent local exchange carriers will no longer be required to provide access on a stand-alone basis to certain broadband transmission inputs used to provide broadband internet access. The FCC order does not appear to impact our rights to access the incumbent local exchange carriers' facilities that we use to provide our retail service offerings, such as T-1 loops and EELs.

Additionally, on March 20, 2006, a Verizon Petition for Forbearance from Title II requirements for broadband transmission facilities used to serve large business customers was granted by default due to inaction by the FCC. Thus Verizon has now been relieved of common carrier obligations for these broadband transmission facilities. While the instant relief granted does not have a direct impact on the UNE facilities used by us, it will impact access rights to higher capacity transmission facilities in the future. The default grant may be appealed, but if it is not reversed, we expect that the relief granted to Verizon will be extended to other ILECs.

Non-Dominant Classification Proceeding. In 2001, the FCC initiated a proceeding to determine whether incumbent local exchange carriers should be reclassified as non-dominant in provision of broadband services. The primary impact of this reclassification would be that incumbent local exchange carriers' rates would not be subject to extensive tariffing and rate regulation. We are not currently a customer of incumbent local exchange carrier retail broadband services and therefore would not be affected directly by deregulation of these services at this time. Changes in these regulations could, however, increase the ability of the incumbent local exchange carriers to compete against our services.

Qwest Petition for Forbearance from Dominant Carrier Regulation. In 2004, Qwest filed a petition for forbearance with the FCC requesting the elimination of, among other things, its obligation to provide UNEs and interconnection in the Omaha MSA. In seeking this relief, Qwest relied primarily on evidence of competition in the provision of broadband services from Cox, the local cable operator in certain parts of Omaha. In late 2005, the FCC granted Qwest's petition in part by eliminating Qwest's obligation to offer loop and transport UNEs in the nine wire centers in the Omaha MSA in which Cox has the highest level of penetration in the broadband market. This proceeding has no direct impact on us. We are, however, concerned about the standard established by the FCC in this order for the elimination of UNEs and its potential applicability to other MSAs. We are not aware of wire centers in any MSA in which we currently offer or plan to offer service that would meet standard for UNE elimination under the FCC's order in this proceeding. CLECs, including us, are pursuing an appeal of the order specifically with regard to the FCC's analysis used to eliminate Qwest's UNE obligations.

ACS Petition for Forbearance from Dominant Carrier Regulation. In response to the FCC's order in the Qwest petition above, ACS filed a similar petition for the Anchorage MSA. This petition is pending. We and other CLECs have opposed the ACS Petition.

Customer Proprietary Network Information ("CPNI"). In early 2006, the FCC required all carriers to certify compliance with FCC CPNI rules and requirements and on February 14, 2006, the FCC initiated a proceeding seeking industry comment on what additional steps the FCC should take, if any, to further protect the privacy of CPNI collected and held by telecommunications carriers. This proceeding is in the very early stages and therefore we are unable to predict what if any new requirements may be placed on carriers such as us. The FCC has also issued a series of Inquiries regarding the CPNI practices of individual companies. We are subject to such an inquiry and we have provided our response to the questions raised by the FCC. We believe our policies and practices regarding CPNI are in substantial compliance with both the federal and state rules and regulations. However, if the FCC were to determine that we are not in compliance, we could be subject to fines imposed by the FCC. BellSouth has also made certain allegations with regard to our access to BellSouth customer information. hawse have responded to the BellSouth claims and attempted to address BellSouth's concerns.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in state toll calls. California, Colorado, Georgia, Illinois and Texas each have adopted statutory and regulatory schemes that require us to comply with telecommunications certification and other regulatory requirements. To date, we are authorized to provide intrastate local telephone, long-distance telephone and operator services in California, Colorado, Georgia, Illinois and Texas, as well as in nine other states where we are not yet operational. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

- file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;
- comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and
- comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations. As we expand our operations, the requirements specific to any individual state will be evaluated to ensure compliance with the rules and regulations of that state.

In addition, the states have authority under the federal Telecom Act to determine whether we are eligible to receive funds from the federal universal service fund. They also have authority to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers' facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain access to those loop and transport UNEs that are required to be available under the FCC rules. The states may re-examine these rates, terms and conditions from time to time. We have experienced recent rate reductions in Texas, Illinois and California; however, the rates adopted in Texas and Illinois have been appealed by AT&T (formerly SBC). If AT&T is successful in its appeal it could result in overturning aspects of the state commission rulings with the possibility of increasing rates. In Illinois, Cbeyond has availed itself of 13-801 network elements priced at UNE rates levels offered pursuant to Illinois state rules and tariff. The 13-801 network elements are being used to replace UNEs that are no longer available subject to the TRRO non-impairment analysis. The 13-801 network elements are also subject to a pending appeal filed by AT&T which questions the state commission authority to require these network elements under state law. If AT&T is successful in its appeal, it is possible that Cbeyond would be subject to higher rates for the network elements it orders under the 13-801 state tariff.

State commissions are in the process of implementing the TRO and TRRO by conducting proceedings to interpret the TRO/TRRO requirements for purposes of amendment the interconnection agreements as required by the TRRO. Many of these proceedings have concluded for the most part; however, various sub-issues remain under review and decisions are still subject to petitions for reconsideration and appeals in many cases. As such the orders are not final and changes could occur that would impact the rulings of the state commissions. As a part of the TRRO implementation proceedings, many states are also requiring incumbent local exchange carriers to provide access to the network elements required under Section 271 and in some cases are conducting investigations to provide pricing of 271 network elements. State rulings on our rights to access 271 network elements and the pricing of 271 elements will also be subject to appeals and possibly FCC intervention. California, Georgia and Illinois have addressed 271 access rights in the context of the TRRO proceedings. Colorado and Georgia currently have proceedings open to address 271 pricing.

State governments and their regulatory authorities may also assert jurisdiction over the provision of intra-state IP communications services where they believe that their authority is broad enough to cover regulation of IP-based services. Various state regulatory authorities have initiated proceedings to examine the regulatory status of IP telephony services. We operate as a regulated carrier subject to state regulation, rules and fees, and therefore do not expect to be affected by these proceedings. The FCC proceeding on VoIP is expected to address, among other issues, the appropriate role of state governments in the regulation of these services.

Local Regulation

In certain locations, we are required to obtain local franchises, licenses or other operating rights and street opening and construction permits to install, expand and operate our telecommunications facilities in the public rights-of-way. In some of the areas where we provide services, we pay license or franchise fees based on a percentage of gross revenues. Cities that do not currently impose fees might seek to impose them in the future, and after the expiration of existing franchises, fees could increase. Under the federal Telecom Act, state and local governments retain the right to manage the public rights-of-way and to require fair and reasonable compensation from telecommunications providers, on a competitively neutral and non-discriminatory basis, to recover the costs associated with governments management of the public rights-of-way. As noted above, these activities must be consistent with the federal Telecom Act and may not have the effect of prohibiting us from providing telecommunications services in any particular local jurisdiction. In certain circumstances we may be subject to local fees associated with construction and operation of telecommunications facilities in the public rights-of-way. To the extent these fees are required, we comply with requirements to collect and remit the fees.

History

We incorporated in March 2000 as Egility Communications, Inc. and changed our name in April 2000 to Cbeyond Communications, Inc. In November 2002, we recapitalized by merging the limited liability company that served as our holding company into Cbeyond Communications, Inc., the surviving entity in the merger. Cbeyond Communications, Inc. now serves as a holding company for our subsidiaries and directly owns all of the equity interests of our operating company, Cbeyond Communications, LLC.

Intellectual Property

We do not own any patent registrations, applications, or licenses. We maintain and protect trade secrets, know-how and other proprietary information regarding many of our business processes and related systems. We also hold several federal trademark registrations, including:

- *Cbeyond Communications®;*
- *BeyondVoice®;*
- *BeyondOffice®;* and
- *The last communications company a small business will ever need.®*

Employees

At December 31, 2005, we had 707 employees. None of our employees are represented by labor unions. We believe that relations with our employees are good.

Where You Can Find More Information

Our website address is *www.Cbeyond.net.* The information contained on, or that may be accessed through, our website is not part of this annual report. You may obtain free electronic copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports at our investor relations website, *ir.cbeyond.net/index.cfm,* under the heading "SEC Filings" or on the Securities and Exchange Commissions, or the SEC's, Internet website at *www.sec.gov.* These reports are available on our investor relations website as soon as reasonably practicable after we electronically file them with the SEC. You can also find out Code of Ethics on our website under the heading "Corporate Governance" or by requesting a copy from us.

Item 1A. Risk Factors

Risk Related to our Business

We have not been profitable on a consistent basis and our losses could continue.

We have experienced significant losses in the past. For the years ended December 31, 2003, 2004 and 2005, we recorded net losses of approximately $29.5 million, $11.5 million and $0.3 million (excluding the gain of $4.1 million from the payoff of our debt), respectively. We recorded operating losses of approximately $25.7 million and $7.3 million for the years ended December 31, 2003 and 2004, respectively, and operating income of approximately $1.3 million for the year ended December 31, 2005. As of December 31, 2005, we had an accumulated deficit of approximately $155.8 million. We have only recently generated sufficient cash flow from operations to fund our expenses and may not continue to do so as we launch new markets or products. We have not been profitable on a consistent basis and can give no assurance that our losses will not continue.

We face intense competition from other providers of communications services that have significantly greater resources than we do. Several of these competitors are better positioned to engage in competitive pricing, which may impede our ability to implement our business model of attracting customers away from such providers.

The market for communications services is highly competitive. We compete, and expect to continue to compete, with many types of communications providers, including traditional local telephone companies. In the future, we may also face increased competition from cable television companies, new VoIP-based service providers or other managed service providers with similar business models to our own. We integrated mobile services with our existing wireline services in the first quarter of 2006 and face competition from mobile service providers as well. Our current or future competitors may provide services comparable or superior to those provided by us, or at lower prices, or adapt more quickly to evolving industry trends or changing market requirements.

A substantial majority of our target customers are existing small businesses that are already purchasing communications services from one or more of these providers. The success of our operations is dependent on our ability to persuade these small businesses to leave their current providers. Many of these providers have competitive advantages over us, including substantially greater financial, personnel and other resources, better access to capital, brand name recognition and long-standing relationships with customers. These resources may place us at a competitive disadvantage in our current markets and limit our ability to expand into new markets. Because of their greater financial resources, some of our competitors can also better afford to reduce prices for their services and engage in aggressive promotional activities. Such tactics could have a negative impact on our business. For example, some of our competitors have adopted pricing plans such that the rates that they charge are not always substantially higher, and in some cases are lower, than the rates that we charge for similar services. In addition, other providers are offering unlimited or nearly unlimited use of some of their services for an attractive monthly rate. Due to these and other competitive pricing pressures, we currently expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future. Any of the foregoing factors could require us to reduce our prices to remain competitive or cause us to lose customers, resulting in a decrease in our revenue.

Increasing use of VoIP technology by our competitors, entry into the market by new providers employing VoIP technology and improvements in quality of service of VoIP technology provided over the public Internet could increase competition.

Our success is based partly on our ability to provide discounted local and long distance voice services by taking advantage of cost savings achieved by employing VoIP technology, as compared to using traditional networks. The adoption of VoIP technology by other communications carriers, including existing competitors such as local telephone companies that currently use legacy technologies, could increase price competition.

Moreover, other VoIP providers could also enter the market. Because networks using VoIP technology can be deployed with less capital investment than traditional networks, there are lower barriers to entry in this market and it may be easier for new entrants to emerge. Increased competition may require us to lower our prices or may make it more difficult for us to retain our existing customers or add new customers.

We believe we generally do not compete with VoIP providers who use the public Internet to transmit communications traffic, as these providers generally do not provide the level and quality of service typically demanded by the business customers we serve. However, future advances in VoIP technology may enable these providers to offer an improved level and quality of service to business customers over the public Internet and with lower costs than using a private network. This development could result in increased price competition.

The success of our expansion plans depends on a number of factors that are beyond our control.

We have grown our business by entering new geographical markets, and we plan to expand into five additional markets by the end of 2009. We have never undertaken such a broad expansion plan and there can be no guarantee that our expansion plans will be successful. Our success in expanding to new markets depends on the following factors:

- the availability and retention of qualified and effective local management;
- the overall economic health of the new markets;
- the number and effectiveness of competitors;
- our ability to establish a relationship and work effectively with the local telephone company for the provision of access lines to customers; and
- the maintenance of state regulation that protects us from unfair business practices by local telephone companies or others with greater market power who have relationships with us as both competitors and suppliers.

Our operational support systems and business processes may not be adequate to effectively manage our growth.

Our continued success depends on the scalability of our systems and processes. As of December 31, 2005, none of our individual market operations have supported levels of customers in excess of 6,500, and our centralized systems and processes have not supported more than 20,500 customers. We cannot be certain that our systems and processes are adequate to support ongoing growth in customers. Failure to manage our future growth effectively could harm our quality of service and customer relationships, which could increase our customer churn, result in higher operating costs, write-offs or other accounting charges, and otherwise materially harm our financial condition and results of operations.

We may not be able to continue to grow our customer base at historic rates, which would result in a decrease in the rate of revenue growth.

From December 31, 2004 to December 31, 2005, we experienced an annual growth rate in customer locations of 38%. We may not experience this same growth rate in the future, and we may not grow at all, in our current markets. Future growth in our existing markets may be more difficult than our growth has been to date due to increased or more effective competition in the future, difficulties in scaling our business systems and processes, or difficulty in maintaining sufficient numbers of qualified market management personnel, sales personnel and qualified integrated access device installation service providers to obtain and support additional customers. Failure to continue to grow our customer base at historic rates would result in a corresponding decrease in the rate of our revenue growth.

We depend on third party providers who install our integrated access devices at customer locations. We must maintain relationships with efficient installation service providers in our current cities and identify similar providers as we enter new markets in order to maintain quality in our operations.

The installation of integrated access devices at customer locations is an essential step that enables our customers to obtain our service. We outsource the installation of integrated access devices to a number of different installation vendors in each market. We must insure that these vendors adhere to the timelines and quality that we require to provide our customers with a positive installation experience. In addition, we must obtain these installation services at reasonable prices. If we are unable to continue maintaining a sufficient number of installation vendors in our markets who provide high quality service at reasonable prices to us, we may have to use our own employees to perform installations of integrated access devices. We may not be able to manage such installations effectively using our own employees with the quality we desire and at reasonable costs.

We depend on local telephone companies for the installation and maintenance of our customers' T-1 access lines and other network elements and facilities.

Our customers' T-1 access lines are installed and maintained by local telephone companies in each of our markets. If the local telephone company does not perform the installation properly or in a timely manner, our customers could experience disruption in service and delays in obtaining our services. Since inception, we have experienced routine delays in the installation of T-1 lines by the local telephone companies to our customers in each of our markets, although these delays have not yet resulted in any material impact to our ability to compete and add customers in our markets. Any work stoppage action by employees of a local telephone company that provides us services in one of our markets could result in substantial delays in activating new customers' lines and could materially harm our operations. Although local telephone companies may be required to pay fines and penalties to us for failures to provide us with these installation and maintenance services according to prescribed time intervals, the negative impact on our business of such failures could substantially exceed the amount of any such cash payments. Furthermore, we are also dependent on traditional local telephone companies for access to their colocation facilities and we utilize certain of their network elements. Failure of these elements or damage to a local telephone company's colocation facility would cause disruptions in our service.

Some of our services are dependent on facilities and systems maintained by third parties over which we have no control, the failure of which could cause interruptions or discontinuation of some of our services, damage our reputation, cause us to lose customers and limit our growth.

We provide some of our existing services, such as email and webhosting, by reselling to our customers services provided by third parties, and beginning in the first quarter of 2006, we started offering mobile options integrated with our existing wireline services by reselling mobile services provided by an established national third-party mobile carrier. We do not have control over the networks and other systems maintained by these third parties. If our third-party providers fail to maintain their facilities properly or fail to respond quickly to network or other problems, our customers may experience interruptions in the service they obtain from us. Any service interruptions experienced by our customers could negatively impact our reputation, cause us to lose customers and limit our ability to attract new customers.

If we cannot negotiate new (or extensions of existing) interconnection agreements with local telephone companies on acceptable terms, it will be more difficult and costly for us to provide service to our existing customers and to expand our business.

We have agreements for the interconnection of our network with the networks of the local telephone companies covering each market in which we operate. These agreements also provide the framework for service to our customers when other local carriers are involved. We will be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will need to negotiate extension or replacement agreements as our existing interconnection agreements expire. Most of our interconnection agreements have terms of three years, although the parties may mutually decide to amend the terms of such agreements. If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements on favorable terms or at all, we may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time-consuming, and the results of an arbitration may be unfavorable to us. If we are unable to obtain favorable interconnection terms, it would harm our existing operations and opportunities to grow our business in our current and new markets.

The fixed pricing structure for our integrated packages makes us vulnerable to price increases by our suppliers for network equipment and access fees for circuits that we lease to gain access to our customers.

We offer our integrated packages to customers at a fixed price for one, two, or three years. If we experience an increase in our costs due to price increases from our suppliers, vendors or third party carriers or increases in access, installation, interconnection fees payable to local telephone companies or other fees, we will not be able to pass these increases on to our customers immediately and this could materially harm our results of operations.

We are regulated by the Federal Communications Commission, state public service commissions, and local regulating governmental bodies. Changes in regulation could result in price increases on the circuits that we lease from the local telephone companies or in our losing the right to lease these circuits from them.

We operate in a highly regulated industry and are subject to regulation by telecommunications authorities at the federal, state and local levels. Changes in regulatory policy could increase the fees we must pay to third parties, make certain required elements of our network less readily available to us, or subject us to more stringent requirements that could cause us to incur additional operating expenditures.

The T-1 connections we provide to our customers are leased primarily from our competitors, the local telephone companies. The rules of the FCC adopted under the Telecommunications Act of 1996 generally entitle us to lease these connections at wholesale prices based on incremental costs. It is possible, though we believe unlikely, that Congress will pass legislation in the future that will diminish or eliminate our right to lease such connections at regulated rates. In addition, a court decision in late 2004 led the FCC to eliminate our right to purchase connections at wholesale prices based on incremental costs in some situations. The costs we incur to obtain some of these T-1 connections is therefore likely to increase. Our rights of access to the facilities of local telephone companies may also change as a result of future regulatory decisions as well as court decisions. Although we expect that we will continue to be able to obtain T-1 connections for our customers, we may not be able to do so at current prices. The pricing for the majority of the T-1 connections we use is established by state regulatory commissions and from time to time this pricing is reviewed and the state commission decisions are subject to appeal. While we have experienced rate reductions in Texas and Illinois, these rulings are under appeal. We have also been subject to an increase in pricing in Georgia for these connections as a result of a court ruling. If we lose the right to obtain these connections at regulated prices based on incremental costs, we will need to either negotiate new commercial arrangements with the local telephone companies to obtain the connections, perhaps at unfavorable rates and conditions, or obtain other means of providing connections to our customers, which may be expensive and require a long timeframe to implement.

Also, the FCC is currently considering changing its rules for calculating incremental cost-based rates, which could result in either increases or decreases in our cost to lease these facilities. Significant increases in wholesale prices, especially for the loop element we use most extensively, could materially harm our business.

The FCC is reexamining its policies towards VoIP and telecommunications in general. Changes in regulation could subject us to additional fees or increase the competition we face.

We currently operate as a regulated common carrier, which subjects us to some regulatory obligations. The FCC adopted rules that require "interconnected VoIP providers" to enable emergency 911 services for all customers that are comparable to the 911 services provided by traditional telephone networks, and to implement certain capabilities for the monitoring of communications by law enforcement agencies pursuant to a subpoena or court order. We currently comply with the 911 requirements and law enforcement assistance requirements applicable to traditional telecommunications carriers, and do not believe that the FCC's rules will impose significant additional obligations and costs on us. However, the FCC is re-examining its other policies towards services provided over IP networks, such as our VoIP technology, and the results of these proceedings could impose additional obligations, fees or limitations on us.

Regulatory decisions may also affect the level of competition we face. Reduced regulation of retail services offered by local telephone companies could increase the competitive advantages those companies enjoy, cause us to lower our prices in order to remain competitive or otherwise make it more difficult for us to attract and retain customers.

Our network depends on new IP technology that has not been widely deployed. As a result, the adaptability and reliability of this technology remains uncertain.

In contrast to the legacy circuit-switch technology used by the traditional telephone companies and other providers of traditional communications services, our network is based on IP technology. This technology is much newer and has not been used on active networks for as long. Although we believe that IP technology is well-designed for the provision of a broad array of communications services to high numbers of users, we cannot assure you that our IP-based network can adapt to future technological advancements, that it can handle increasingly higher volumes of voice and data traffic as we grow our business or as our customers' usage increases, or that it will be reliable over long periods of time. Any failure of our network or any deterioration in our quality of service compared to those of other providers of communications services could cause an increase in our customer churn rate and make it difficult for us to acquire new customers.

Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The communications industry has experienced, and will probably continue to experience, rapid and significant changes in technology. Technological changes, such as the use of wireless network access to customers in place of the T-1 access lines we lease from the local telephone companies, could render aspects of the technology we employ suboptimal or obsolete and provide a competitive advantage to new or larger competitors who might more easily be able to take advantage of these opportunities. Some of our competitors, including the local telephone companies, have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we do. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. As a result of those factors, we would lose customers and our financial results could be harmed.

Continued industry consolidation could further strengthen our competitors, and we could lose customers or face adverse changes in regulation.

In 2005 Verizon announced its merger with MCI, and SBC announced its merger with AT&T, with the combined company being renamed AT&T. In early 2006 AT&T and BellSouth announced their intention to merge their two companies. While we believe that, at least in the short term, this increasing consolidation in the communications industry will result in a greater focus on the part of our competitors on the large enterprise and consumer markets, the increased size and market power of these companies may have adverse consequences for us. These competitors could focus their large resources in the future on regaining share in the small business sector, and we could lose customers or not grow as rapidly. Furthermore, these companies could use their greater resources to lobby effectively for changes in federal or state regulation that could have an adverse effect on our cost structure or our right to use access circuits that they are currently required to make available to us. These changes would have a harmful effect on our future financial results.

We have had material weaknesses in internal control over financial reporting in the past and cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

During 2003 and 2004, management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants, that affected our financial statements for each of the years in the four-year period ended December 31, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting."

The material weaknesses in our internal control over financial reporting during 2002, 2003, and 2004 related to a lack of adequate procedures for recording certain expenses and assets, incorrect calculation of certain telecommunications transactional fees, failure to record certain accounting entries between us and our leasing subsidiary and the restatement of our financial statements for the 2001, 2002 and 2003 fiscal years. The net restatement adjustments resulting from these errors affected our prior year results by increasing our 2001 net loss by $0.1 million, or 0.3%, reducing our 2002 net loss by $3.8 million, or 7.4%, and increasing our 2003 net loss by $0.3 million, or 0.9%.

We cannot assure you that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, to be filed in early 2007. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

System disruptions could cause delays or interruptions of our service, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although we have designed our network service to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as physical damage to telephone lines and power surges and outages. Although we have experienced isolated power disruptions and other outages for short time periods, we have not had any system disruptions of a sufficient duration or magnitude that would have a significant impact to our customers or our business. Any significant disruption in our network could cause us to lose customers and incur additional expenses.

Business disruptions, including disruptions caused by security breaches, terrorism or other disasters, could harm our future operating results.

The day-to-day operation of our business is highly dependent on the integrity of our communications and information technology systems, and on our ability to protect those systems from damage or interruptions by events beyond our control. Sabotage, computer viruses or other infiltration by third parties could damage our systems. Such events could disrupt our service, damage our facilities, damage our reputation, and cause us to lose customers, among other things, and could harm our results of operations. In addition, a catastrophic event could materially harm our operating results and financial condition. Catastrophic events could include a terrorist attack on the United States, or a major earthquake, fire, or similar event that affects our central offices, corporate headquarters, network operations center or network equipment. We believe that communications infrastructures, such as the one on which we rely, may be vulnerable in the case of such an event and our markets, which are metropolitan markets, or Tier 1 markets, may be more likely to be the targets of terrorist activity.

Our customer churn rate may increase.

Although our customer churn rate was approximately 1% per month for 2003, 2004 and 2005, we cannot assure you that we will be able to maintain this rate in the future. Customer churn occurs when a customer switches to one of our competitors or when a customer discontinues its business altogether. Changes in the economy, as well as increased competition from other providers, can both impact our customer churn rate. We cannot predict future pricing by our competitors, but we anticipate that aggressive price competition will continue. Lower prices offered by our competitors could contribute to an increase in customer churn. In addition, our historical customer churn rates may not be indicative of future rates because the initial term for many of our customer contracts has not yet expired. As of December 31, 2005, approximately 22% of our existing customer contracts will expire during 2006.

We obtain the majority of our network equipment and software from Cisco Systems, Inc. Our success depends upon the quality, availability, and price of Cisco's network equipment and software.

We obtain the majority of our network equipment and software from Cisco Systems, Inc., or Cisco Systems. In addition, we rely on Cisco Systems for technical support and assistance. Although we believe that we maintain a good relationship with Cisco Systems and our other suppliers, if Cisco Systems or any of our other suppliers were to terminate our relationship or were to cease making the equipment and software we use, our ability to maintain, upgrade or expand our network could be impaired. Although we believe that we would be able to address our future equipment needs with equipment obtained from other suppliers, we cannot assure you that such equipment would be compatible with our network without significant modifications or cost, if at all. If we were unable to obtain the equipment necessary to maintain our network, our ability to attract and retain customers and provide our services would be impaired. In addition, our success depends on our obtaining network equipment and software at affordable prices. Significant increases in the price of these products would harm our financial results and may increase our capital requirements.

We depend on third party vendors for information systems. If these vendors discontinue support for the systems we use or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have entered into agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

If we are unable to generate the cash that we need to pursue our business plan, we may have to raise additional capital on terms unfavorable to our stockholders.

The actual amount of capital required to fund our operations and development may vary materially from our estimates. If our operations fail to generate the cash that we expect, we may have to seek additional capital to fund our business. If we are required to obtain additional funding in the future, we may have to sell assets, seek debt financing or obtain additional equity capital. In addition, the terms of our undrawn $25.0 million secured revolving line of credit with Bank of America, and any other indebtedness we incur in the future, could subject us to restrictive covenants limiting our flexibility in planning for, or reacting to changes in, our business. If we do not comply with such covenants, our lenders could accelerate repayment of our debt or restrict our access to further borrowings. If we raise funds by selling more stock, our stockholders' ownership in us will be diluted, and we may grant future investors rights superior to those of the common stockholders. If we are unable to obtain additional capital when needed, we may have to delay, modify or abandon some of our expansion plans. This could slow our growth, negatively affect our ability to compete in our industry and adversely affect our financial condition.

Our new mobile service may prove difficult to bill, support, and sell, and may generate fewer sales or greater costs than we expect.

Our new mobile service, BeyondMobile, may prove more difficult to integrate successfully with our operational support systems than we anticipate, which could result in billing errors and service problems. In addition, we may not be able to successfully integrate new applications and service features across both our mobile and landline platforms in ways that provide value to our customers, as we intend. These problems could cause us to spend more on our mobile service, create operating inefficiencies, and could also limit our ability to successfully add customers in sufficient amounts to justify our investment. In addition, if service and integration problems occur, we may not realize the benefits of greater customer satisfaction, and our customer churn rate may increase.

Risks Related To Our Common Stock

Future sales of shares by existing stockholders or issuances of our common stock by us could reduce our stock price.

If our existing stockholders sell substantial amounts of our common stock in the public market or we issue additional shares of common stock, par value $0.01 per share, the market price of our common stock could decline. In connection with our initial public offering in November 2005 filed on Form S-1 (Reg. No. 333-124971) in which we sold 6,132,353 shares of our common stock at a public offering price of $12.00 (excluding underwriting discounts, commissions and other fees) (the "Initial Public Offering"), our directors, officers and certain of our stockholders entered into lock-up agreements with the underwriters or similar lock-up agreements with us under which they agreed not to sell their shares of our common stock until May 1, 2006 without the consent of the representatives of the underwriters (subject to certain exceptions). We also agreed that we will not sell additional shares of our common stock during this period. After these lock-up agreements terminate, an additional 19,370,872 shares will be eligible for sale in the public market.

Anti-takeover provisions in our charter documents and Delaware corporate law might deter acquisition bids for us that our stockholders might consider favorable.

Our amended and restated certificate of incorporation provides for a classified board of directors; the inability of our stockholders to call special meetings of stockholders, to act by written consent, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors; and advance notice requirements for stockholder proposals. Our board of directors is also permitted to authorize the issuance of preferred stock with rights superior to the rights of the holders of common stock without any vote or further action by our stockholders. These provisions and other provisions under Delaware law could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders.

Because we do not currently intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

The continued expansion of our business will require substantial funding. Accordingly, we do not currently anticipate paying any dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on stockholders' investments will depend on the appreciation of the price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders purchased their shares.

Item 1B. Unresolved SEC Staff Comments

None.

Item 2. Properties

We lease a 63,879 square-foot facility for our corporate headquarters in Atlanta. We also lease data center facilities in Atlanta and in Dallas as well as sales office facilities in each of our markets outside of Atlanta. Our total rental expenses in 2005 were approximately $0.5 million for our colocation and data center facilities and approximately $2.3 million for our offices. We do not own any real estate. Our management believes that our properties, taken as a whole, are in good operating condition and are suitable for our business operations. As we expand our business into new markets, we expect to lease additional data center facilities and sales office facilities.

Item 3. Legal Proceedings

From time to time we are involved in legal proceedings arising in the ordinary course of our business. We believe that we have adequately reserved for these liabilities and that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

Item 4. Submission of Matters to a Vote of Shareholders

No matters were submitted to a vote of security holders during the fourth quarter of 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Price Information and Dividend Policy for Our Common Stock

Effective with our Initial Public Offering, the principal market for trading in our common stock is the Nasdaq Stock Market. The ticker symbol for our common stock is CBEY. At March 27, 2006, there were 136 holders of record of our common stock. Prior to November 2, 2005, no established trading market for our common stock existed. The following table sets forth, for the period indicated, the high and low closing sales prices.

	Market Prices	
	High	Low
2005		
Fourth quarter	$13.49	$10.26

As of March 27, 2006, the closing price of our common stock was $16.16.

We have never paid or declared any dividends on our common stock, and do not anticipate paying any dividends in the foreseeable future. The terms of our Line of Credit with Bank of America restrict our ability to pay dividends on our common stock. We currently anticipate that we will use any future earnings for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

Securities Authorized for Issuance Under Equity Compensation Plans

We issue our employees options to purchase common stock under our 2005 Equity Incentive Award Plan (the "2005 Plan"), which has been approved by our stockholders. The following table provides information as of December 31, 2005 regarding outstanding options and shares reserved for future issuance under the 2005 Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
2005 Equity Incentive Award Plan	361,241	$11.9203	2,109,614
2002 Equity Incentive Award Plan(1)	3,277,036	$ 6.0048	—
2000 Equity Incentive Award Plan(1)	4,379	$13.4345	—
Equity compensation plans not approved by security holders	—	—	—
Total	3,642,656	$ 6.6004	2,109,614

(1) Shares remaining for issuance under the 2002 Equity Incentive Award Plan and the 2000 Equity Incentive Award Plan were rolled into the 2005 Plan, pursuant to our registration statement on Form S-8 (File No. 333-129556) filed with the SEC on November 8, 2005.

Recent Sales of Unregistered Securities

Set forth in chronological order is information regarding all securities sold and employee stock options granted from May 2002 to date (except as otherwise noted) by us and by Cbeyond Investors, LLC, which merged with us in November 2002. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act of 1933, as amended, and the rules of the Securities and Exchange Commission pursuant to which the following issuances were exempt from registration. None of these securities were registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from January 2003 through December 2005, we granted options to purchase an aggregate of 2,029,525 shares of common stock to employees and directors at exercise prices ranging from $3.88 to $12.03.

2. On December 29, 2004, we issued and sold 1,436,533 shares of Series C participating preferred stock for an aggregate purchase price of $17.0 million to certain holders of our Series B preferred stock and a number of new investors.

3. On December 29, 2004, we issued and sold 9,006 shares of Series B participating preferred stock for a purchase price of $34,945 to a holder of our Class A Preferred Stock pursuant to a pre-existing arrangement with the holder.

4. On November 7, 2005, we issued and sold 6,132,353 shares of Common Stock for $12.00 per share in our Initial Public Offering.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were our employees and directors, who received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2 and 3 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 and 3 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us. All of the shares of Series B preferred stock described in paragraphs 2 and 3 and all of the shares of Series C preferred stock described in paragraph 2 automatically converted into shares of common stock at the time of our initial public offering.

Use of Proceeds from Initial Public Offering

Our Registration Statement for our Initial Public Offering was declared effective on October 27, 2005. Deutsche Bank Securities Inc. acted as the bookrunning manager for the various underwriters. We consummated the offering on November 7, 2005.

The number of shares registered, the aggregate price of the offering amount registered, the number of shares sold and the aggregate offering price of the amount sold by us in the Initial Public Offering, were as follows:

	Number of Shares Registered	Aggregate Price of Offering Amount Registered	Number of Shares Sold	Aggregate Offering Price of Shares Sold
Common stock sold by us	7,014,705	$84,176,460	6,132,353	$73,588,236

As of December 31, 2005, we incurred the following expenses with respect to the Initial Public Offering. None of the following expenses were direct or indirect payments to our directors or officers, or their affiliates or to persons owning 10% or more of any class of our equity securities or to our affiliates:

Underwriting Discounts and Commissions	Finders' Fees	Underwriters' Expenses	Other Expenses	Total Company Expenses
$4,941,177	$—	$—	$3,616,043	$8,557,220

The net proceeds to us from the Initial Public Offering after deducting the foregoing discounts, commissions, fees and expenses were $65.0 million, of which $64.3 million was used to extinguish all outstanding principal and accrued interest under our credit facility with Cisco Capital. We have used the remainder of the net proceeds in connection with our expansion into the Los Angeles market, the integration of mobile services into our product packages, and general corporate purposes.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Item 6. Selected Consolidated Financial and Operating Data

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005, are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this Form 10-K. The statement of operations data for the year ended December 31, 2001 and 2002, and the balance sheet data as of December 31, 2001, 2002, and 2003, are derived from the audited financial statements not included herein. Historical results are not necessarily indicative of results to be expected in the future.

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(dollars in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 1,439	$ 20,956	$ 65,513	$113,311	$159,097
Operating expenses:					
Cost of service (exclusive of $2,035, $6,672, $12,947, $17,611 and $20,038 depreciation and amortization, respectively)	3,812	11,558	21,815	31,725	47,161
Selling, general and administrative (exclusive of $5,318, $7,544, $8,324, $5,036 and $4,122 depreciation and amortization, respectively)	26,928	42,197	48,085	65,159	86,453
Write-off of public offering costs	—	—	—	1,103	—
Depreciation and amortization	7,353	14,216	21,271	22,647	24,160
Total operating expenses	38,093	67,971	91,171	120,634	157,774
Operating income (loss)	(36,654)	(47,015)	(25,658)	(7,323)	1,323
Other income (expense):					
Interest income	675	411	715	637	1,325
Interest expense	(3,181)	(4,665)	(2,333)	(2,788)	(2,424)
Gain recognized on troubled debt restructuring	—	4,338	—	—	—
Gain from write-off of carrying value in excess of principal	—	—	—	—	4,060
Minority interest in earnings	779	—	—	—	—
Loss on disposal of property and equipment	(14)	(222)	(1,986)	(1,746)	(539)
Other income (expense), net	7	(35)	(220)	(236)	(9)
Net income (loss)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$ 3,736
Balance Sheet Data (at period end):					
Cash and cash equivalents	$ 3,293	$ 5,470	$ 5,127	$ 22,860	$ 27,752
Marketable securities	28,000	35,000	21,079	14,334	10,170
Working capital	23,679	25,215	2,240	8,776	13,203
Total assets	71,219	96,583	87,048	99,203	114,832
Long-term debt, including current portion	33,957	51,932	67,628	70,331	—
Convertible preferred stock	76,972	48,455	54,835	78,963	—
Stockholders' equity (deficit)	(48,841)	(19,519)	(55,311)	(73,573)	74,586
Other Financial Data:					
Capital expenditures (1)	25,608	28,447	26,205	23,741	29,766
Net cash provided by (used in) operating activities	(28,642)	(33,589)	(5,895)	13,468	29,647
Net cash provided by (used in) investing activities	(41,834)	(12,120)	4,625	(3,512)	(17,473)
Net cash provided by (used in) financing activities	58,168	47,886	927	7,777	(7,282)
Net loss per common share, basic and diluted	$(342.75)	$(429.88)	$(310.75)	$(143.71)	$ (1.16)
Weighted average common shares outstanding, basic and diluted	112	112	115	129	4,159
Non-GAAP Financial Data:					
Total adjusted EBITDA (2)	$(29,301)	$(32,777)	$ (4,366)	$ 16,802	$ 25,807

(1) Represents cash and non-cash purchases of property and equipment on a combined basis.

(2) Adjusted EBITDA is not a substitute for operating income, net income, or cash flow from operating activities as determined in accordance with generally accepted accounting principles, or GAAP, as a measure of performance or liquidity. See "Non-GAAP Financial Measures" for our reasons for including adjusted EBITDA data in this report and for material limitations with respect to the usefulness of this measurement. The following table sets forth a reconciliation of total adjusted EBITDA to net loss:

	Year Ended December 31,				
	2001	2002	2003	2004	2005
	(dollars in thousands)				
Reconciliation of total adjusted EBITDA to Net income (loss):					
Total adjusted EBITDA for reportable segments	$(29,301)	$(32,777)	$ (4,366)	$ 16,802	$ 25,807
Depreciation and amortization	(7,353)	(14,216)	(21,271)	(22,647)	(24,160)
Non-cash stock option compensation	—	(22)	(21)	(375)	(324)
Write-off of public offering costs	—	—	—	(1,103)	—
Interest income	675	411	715	637	1,325
Interest expense	(3,181)	(4,665)	(2,333)	(2,788)	(2,424)
Minority interest	779	—	—	—	—
Gain recognized on troubled debt restructuring	—	4,338	—	—	—
Gain from write-off of carrying value in excess of principal	—	—	—	—	4,060
Loss on disposal of property and equipment	(14)	(222)	(1,986)	(1,746)	(539)
Other expense (income), net	7	(35)	(220)	(236)	(9)
Net income (loss)	$(38,388)	$(47,188)	$(29,482)	$(11,456)	$ 3,736

NON-GAAP FINANCIAL MEASURES

We use the total adjusted EBITDA of our reportable segments as a principal indicator of the operating performance of our business on a consolidated basis. Our chief executive officer, who is our chief operating decision maker, also uses our segment adjusted EBITDA to evaluate the performance of our reportable segments in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization expenses, excluding non-cash stock option compensation, write-off of public offering costs, gains relating to our troubled debt restructuring and the early payoff of our restructured debt, gain or loss on disposal of property and equipment and other non-operating income or expense. Our total adjusted EBITDA represents the sum of adjusted EBITDA for each of our segments.

Our total adjusted EBITDA is a non-GAAP financial measure. Our management uses total adjusted EBITDA in its decision-making processes relating to the operation of our business together with GAAP measures such as revenue and income from operations.

Our calculation of total adjusted EBITDA excludes:

- the write-off of public offering costs incurred in 2004 and the gains related to our troubled debt restructuring and the early payoff of our restructured debt; and
- non-cash stock option compensation, loss on disposal of property and equipment and other non-operating income or expense, each of which our management views as expenses that are not related to management's assessment of the operating results and performance of our segments or our consolidated operations.

Our management believes that total adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock option compensation, which is a non-cash expense that varies widely among similar companies. We provide information relating to our total adjusted EBITDA so that investors have the same data that we employ in assessing our overall operations. We believe that trends in our total adjusted EBITDA are a valuable indicator of the operating performance of our company on a consolidated basis and of our operating segments' ability to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

In addition, total adjusted EBITDA is a useful comparative measure within the communications industry because the industry has experienced recent trends of increased merger and acquisition activity and financial restructurings, which have led to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies, as well as non-operating charges to earnings, such as the effect of debt restructurings.

Accordingly, total adjusted EBITDA allows analysts, investors and other interested parties in the communications industry to facilitate company to company comparisons by eliminating some of the foregoing variations. Total adjusted EBITDA as used in this report may not, however, be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure.

Our calculation of total adjusted EBITDA is not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. In addition, total adjusted EBITDA does not reflect:

- our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- changes in, or cash requirements for, our working capital needs;
- our interest expense, or the cash requirements necessary to service interest or principal payments on our debts; and
- any cash requirements for the replacement of assets being depreciated and amortized, which will often have to be replaced in the future, even though depreciation and amortization are non-cash charges.

Total adjusted EBITDA is not intended to replace operating income, net income and other measures of financial performance reported in accordance with GAAP. Rather, total adjusted EBITDA is a measure of operating performance that you may consider in addition to those measures. Because of these limitations, total adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using total adjusted EBITDA as a supplemental financial measure.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with "Selected Consolidated Financial and Other Data" and our consolidated financial statements and related notes included in this report. The discussion in this report contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as applying to all related forward-looking statements wherever they appear in this report. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. You should read "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements."

Dollars are in millions, except per share and customer amounts and as otherwise indicated.

Overview

We provide managed IP-based communications services to our target customers of small businesses with 5 to 249 employees in selected large metropolitan areas. We provide these services through bundled packages of local and long distance voice services and broadband Internet services, together with additional applications and services, for an affordable fixed monthly fee under contracts with terms of one, two or three years. We currently operate in Atlanta, Dallas, Denver, Houston, and Chicago and in March 2006, we began providing service in Los Angeles.

We sell four basic bundled packages of services, primarily delineated by the number of local voice lines provided to the customer. Each of our BeyondVoice packages includes local and long distance voice services and broadband Internet access, plus additional value-added applications. Customers may also choose to add extra features or lines for an additional fee. Beginning in the first quarter of 2006, we started offering mobile services which are integrated with our existing wireline services.

We deliver our services over an all-IP network, which we believe affords greater service flexibility and significantly lower network costs than traditional service providers using circuit-switch technologies. We believe our high degree of systems automation contributes to operational efficiencies and lower costs in our support functions.

We sell our services primarily through a direct sales force in each market, supplemented by sales agents. These agents often have other business relationships with the customer and, in many cases, perform equipment installations for us at our customers' sites. A significant portion of our new customers is generated by referrals from existing customers and partners. We offer financial incentives to our customers and other sources for referrals.

We compete primarily against incumbent local exchange carriers and, to a lesser extent, against competitive local exchange carriers, both of which are local telephone companies. Local telephone companies do not generally have the same focus on our target market and principally concentrate on medium or large enterprises or residential customers. We compete primarily based on our high-value bundled services that bring many of the same managed services to our customers that have historically been available only to large businesses, as well as based on our customer care, network reliability and operational efficiencies.

We formed Cbeyond and began the development of our network and business processes following our first significant funding in early 2000. We launched our service first in Atlanta in April 2001, followed by Dallas in October 2001 and Denver in January 2002. During the remainder of 2002 and 2003, we focused on building our customer bases in these markets. As a result of our progress, we decided to launch our service in additional markets. We launched our service in Houston in March 2004, Chicago in March 2005, and subsequently in Los Angeles in March 2006. We plan to expand into five additional markets by the end of 2009.

We focus on adjusted EBITDA as a principal indicator of the operating performance of our business. EBITDA represents net income before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization expenses, excluding stock-based compensation expense, write-off of public offering costs, gains related to our troubled debt restructuring and our early payoff of the restructured debt, gain or loss on disposal of property and equipment and other non-operating income or expense. In our presentation of segment financial results, adjusted EBITDA for a segment does not include corporate overhead expense and other centralized operating costs. We believe that adjusted EBITDA trends are a valuable indicator of our operating segments' relative performance and of whether our operating segments are able to produce operating cash flow to fund working capital needs, to service debt obligations and to fund capital expenditures.

We seek to achieve positive adjusted EBITDA, excluding corporate overhead, in our new markets within 18 months from launch. We first achieved positive adjusted EBITDA in Atlanta, Dallas, Denver and Houston within 17 months from launch in each market. Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone company in each market, including elements such as loops, dedicated transport, circuit switching and operational support systems. We divide our business into six operating segments: Atlanta, Dallas, Denver, Houston, Chicago, and Los Angeles.

We believe our business approach requires significantly less capital to launch operations compared to traditional communications companies using legacy technologies. Most of our capital expenditures related to expanding into new markets are success-based, incurred only as our customer base grows. Based on our historical experience, over time approximately 85% of our network capital expenditures are success-based. We believe the success-based nature of our capital expenditures mitigates the risk of unprofitable expansion. We have a relatively low fixed-cost component in our budgeted capital expenditures associated with each new market we enter, particularly in comparison to service providers employing time-division multiplexing, which is a technique for transmitting multiple channels of separate data, voice and/or video signals simultaneously over a single communication medium, or circuit-switch technology, which is a switch that establishes a dedicated circuit for the entire duration of a call.

Revenue

The majority of our customers buy our BeyondVoice I package, which serves customers with 5-14 local voice lines, or generally 30 or fewer employees. We also sell BeyondVoice II to customers with 15-24 local voice lines, or generally 31-100 employees. Our BeyondVoice III package is typically offered to customers with 101-200 employees. Each BeyondVoice I customer receives all our services over a dedicated broadband T-1 connection providing a maximum bandwidth of 1.5 Mbps (megabits per second). BeyondVoice II customers receive their services over two dedicated T-1 connections offering a maximum bandwidth of 3.0 Mbps. BeyondVoice III customers receive their services over three dedicated T-1 connections offering a maximum bandwidth of 4.5 Mbps. We believe that our customers highly value the level of bandwidth offered with our services. As of December 31, 2005, approximately 85.6% of our customer base have BeyondVoice I, 13.8% have BeyondVoice II, and 0.6% have BeyondVoice III.

Average monthly revenue per customer location increased from $771 per customer location in 2003 to $774 per customer location in 2004, due to an increasing percentage of BeyondVoice II and BeyondVoice III customers in 2004. Average monthly revenue per customer location decreased to $756 in 2005. We expect average monthly revenue per customer location to continue to decline moderately through at least 2006 pending increased revenue from our mobile service and other value-added applications. Customer revenues represented approximately 96.1% and 97.4% of total revenues in 2004 and 2005, respectively. Revenues from access charges paid to us by other communications companies to terminate calls to our customers represented approximately 3.9% and 2.6% of revenues in 2004 and 2005, respectively.

Expenses

Cost of Service. Our cost of service represents costs directly related to the operation of our network, including payments to the local telephone companies and other communications carriers such as long distance providers, for access, interconnection and transport fees for voice and Internet traffic, customer circuit installation expenses paid to the local telephone companies, fees paid to third party providers of certain applications such as web hosting services, colocation rents and other facility costs, and telecommunications-related taxes and fees. The primary component of cost of service is the access fees paid to local telephone companies for the T-1 circuits we lease on a monthly basis to provide connectivity to our customers. These access circuits link our customers to our network equipment located in a colocation facility, which we lease from local telephone companies. The access fees for these circuits vary by state and are the primary reason for differences in cost of service across our markets.

As a result of the TRRO, we are required to lease circuits under special access, or retail, rates in locations that are determined to offer competitive facilities as outlined in the FCC's regulations and interpreted by the state regulatory agencies. For additional discussion, see "—Results of Operations—Revenue and Cost of Service".

Where permitted by regulation, we lease our access circuits on a wholesale basis as unbundled network element loops or extended enhanced links as provided for under the FCC's Telecommunications Elemental Long Run Incremental Cost rate structure. We employ unbundled network element loops when the customer's T-1 circuit is located where it can be connected to a local telephone company's central office where we have a colocation, and we use extended enhanced links when we do not have a central office colocation available to serve a customer's T-1 circuit. Historically, approximately half of our circuits are provisioned using unbundled network element loops and half using extended enhanced links. Our monthly expenses are significantly less when using unbundled network element loops than extended enhanced links, but unbundled network element loops require us to incur the capital expenditures of central office colocation equipment. Both unbundled network element loops and extended enhanced loops offer significant cost advantages over special access-based circuits. We install central office colocation equipment in those central offices having the densest concentration of small businesses. We usually launch operations in a new market with several colocations and add additional colocation facilities over time as we confirm the most advantageous locations in which to deploy the equipment. We believe our discipline of leasing these T-1 access circuits on a wholesale basis rather than on the basis of special access rates from the local telephone companies is an important component of our operating cost structure.

We receive service credits from various local telephone companies to adjust for prior errors in billing, including the effect of price decreases retroactively applied upon the enactment of new rates as mandated by regulatory bodies. These service credits are often the result of negotiated resolutions of bill disputes that we conduct with our vendors. We also receive payments from the local telephone companies in the form of performance penalties that are assessed by state regulatory commissions based on the local telephone companies' performance in the delivery of circuits and other services that we use in our network. Because of the many factors as noted that impact the amount and timing of service credits and performance penalties, estimating the ultimate outcome of these situations is uncertain. Accordingly, we recognize service credits and performance penalties as offsets to cost of service when the ultimate resolution and amount are known. These items do not follow any predictable trends and often result in variances when comparing the amounts received over multiple periods.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist of salaries and related costs for employees and other expenses related to sales and marketing, engineering, information technology, billing, regulatory, administrative, collections and legal and accounting functions. Our selling, general and administrative expenses include both fixed and variable costs. Fixed selling expenses include salaries and office rents. Variable selling costs include commissions and marketing collateral. Fixed general and administrative costs include the cost of staffing certain corporate overhead functions such as IT, marketing, administrative, billing and engineering, and associated costs, such as office rent, legal and accounting fees, property taxes and recruiting costs. Variable general and administrative costs include the cost of provisioning and customer activation staff, which grows with the level of installation of new customers, and the cost of customer care and technical support staff, which grows with the level of total customers on our network. As we expand into new markets, certain fixed costs are likely to increase; however, these increases are intermittent and not proportional with the growth of customers.

Write-off of Public Offering Costs. In 2004, we began work in connection with an initial public offering of our common stock. In connection with the proposed offering, we incurred direct expenses, which were primarily legal and accounting fees with outside service firms, of $1.1 million. We have expensed these costs. In 2005, we capitalized similar costs and subsequently deducted them from the proceeds of our Initial Public Offering as a charge against additional paid-in capital because the costs were incurred in connection with the transaction.

Depreciation and Amortization Expense. Depreciation is applied using the straight-line method over the estimated useful lives of the assets once the assets are placed in service. We generally depreciate network-related equipment, which represents the majority of our assets, over either a three year or five year period. We depreciate IT equipment and licenses over three years and furniture over seven years. The value of leasehold improvements is amortized over two to five years, which is the shorter of the respective lease term or duration of economic benefit of the assets.

Interest Expense (Net). Interest expense (net) consists of interest charges paid on our long-term debt through our credit facility with Cisco Capital, interest charges recognized under capital lease obligations incurred in connection with certain software licenses, interest income earned on cash and cash equivalents, marketable securities, long-term investments, restricted cash equivalents, and non-cash income recognized through the amortization of a portion of the gain recorded in connection with the restructuring or our debt in November 2002. In November 2005, we repaid the full balance of our debt with Cisco Capital and the credit facility was terminated.

Gain Recognized on Troubled Debt Restructuring and Early Retirement. The gain recognized in connection with the restructuring of our debt with Cisco Capital in November 2002 resulted from a troubled debt restructuring accounted for under SFAS No. 15. As a troubled debt restructuring we were required to defer a portion of the gain equal to the amount of projected future interest expense on the restructured debt so that we would not recognize interest expense on the restructured debt. The deferred gain was included on our balance sheet as "carrying value in excess of principal, which is a component of long-term debt. The gain in excess of the projected interest expense was recognized at the time the debt was restructured. This carrying value in excess of principal is reduced on an ongoing basis as interest payments are made until the expiration or prepayment of the debt and partially offsets interest expense recognized. Immediately after our Initial Public Offering in November 2005, we paid off all debt outstanding under the credit facility with Cisco Capital, resulting in a gain of approximately $4.1 million from the write-off of the then remaining balance of the carrying value in excess of principal, net of unamortized deferred loan costs.

Loss on Disposal of Property and Equipment. We record losses on the disposal of equipment primarily when customer premise equipment (integrated access devices) is not returned to us following the disconnection of customers from our service. We also record losses on the impairment or disposition of assets, primarily network equipment that has become obsolete or is no longer in service and software licenses that are no longer in use. In addition, we write down the unrealized value of certain marketable securities to their fair market value if their value is dependent on variable interest rates and they are unlikely to recover their value in the near future.

Income Taxes. As a result of our operating losses, we have paid no income taxes to date. We expect to pay minimal income taxes due primarily to our net operating loss carryforwards, although we expect we will have some payments due under the alternative minimum tax.

Internal Control Over Financial Reporting

Overview. We have had material weaknesses in internal control over financial reporting in the past. In connection with the audit of our 2003 and 2004 fiscal years, our management and our independent registered public accounting firm identified matters involving our internal control over financial reporting that constituted material weaknesses as defined by the American Institute of Certified Public Accountants under AU Section 325, pursuant to which material weaknesses are defined as reportable conditions in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The definition in AU Section 325 is consistent with the definition of material weakness as defined by the Public Company Accounting Oversight Board in Auditing Standard No. 2. AS No. 2 contains the requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Unlike AS No. 2, however, under which internal control over financial reporting is considered at year-end, the AICPA standards involve the assessment of reportable conditions and material weaknesses over the periods under audit.

We are committed to maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our accounting personnel report regularly to our audit committee on all accounting and financial matters. In addition, our audit committee actively communicates with and oversees the engagement of our independent registered public accounting firm. Based on the actions we have taken to date to enhance the reliability and effectiveness of our internal control over financial reporting, our management believes that there is no material weakness in our internal control as of the date of this report because we have remediated the underlying causes of the identified material weaknesses. We were not required to have an audit of our internal controls under Section 404 of the Sarbanes-Oxley Act as of December 31, 2005 and our independent registered public accounting firm did not perform such an audit. In connection with the audit of our financial statements for the 2005 fiscal year, no material weaknesses were identified by management or our independent registered public accounting firm.

In the third quarter of 2004, management commenced a review of internal control over financial reporting and related accounting processes and procedures for purposes of complying with Section 404 of the Sarbanes-Oxley Act. This review is ongoing. Under Section 404, management would have to evaluate, and its independent registered public accounting firm would have to opine on management's assessment of the effectiveness of internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2006, due to be filed in March 2007. We hired an independent consulting firm in 2005 with expertise in Section 404 compliance to assist us in satisfying our obligations under Section 404 with respect to our internal control over financial reporting.

As of the date of this report, our management believes that our internal control over financial reporting is effective at a reasonable assurance level. However, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations because internal control involves human diligence and compliance and is subject to lapses in judgment and breakdowns from human failures. Nonetheless, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Although we believe we have remediated the material weaknesses that have been identified in connection with the audits of our 2003 and 2004 financial statements, we may in the future have additional material weaknesses in our internal control over financial reporting. Failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements. See "Risk Factors."

Material Weaknesses in 2003. In March 2004, in connection with the audit of our financial statements for the three years ended December 31, 2003, our independent registered public accounting firm identified errors in the timing and accuracy of the accounting for transactions in our financial statement close process. These errors related to accounting for a troubled debt restructuring, timing errors, carrying values of assets and mathematical mistakes. The control deficiencies related to these errors were determined to constitute a material weakness in our internal control over financial reporting. The material weakness related to our lack of procedures designed to ensure the proper recording of expenses and assets under the full accrual method of accounting in accordance with GAAP. In most cases, the errors resulted from recording transactions in an incorrect time period. We believe these control deficiencies occurred because accounting personnel who are no longer employed by us made incorrect judgments concerning accruals and because in 2003 we did not maintain sufficient staffing of our accounting department and did not have accounting management personnel with adequate training and familiarity with the application of GAAP and policies and procedures relating to internal control over financial reporting. In addition, we had not at that time established sufficient internal control over financial reporting designed to ensure the proper functioning of the financial statement close process.

Upon being informed of the material weakness, our management and the audit committee of our board of directors took steps to correct the errors that had been identified and to remediate the material weakness relating to the identified accruals and our financial statement close process:

- We retained the services of another major public accounting firm to assist us in re-closing our 2001, 2002 and 2003 financial statement periods. This process included re-performing accounting reconciliations for all accounts where errors were detected during the initial phases of the audit. Upon completion of the re-closing, our independent registered public accounting firm concluded the audit of the 2003 consolidated financial statements and related restatement of information in the 2002 and 2001 consolidated financial statements.

- All identified instances of errors in our records, procedures and controls were reviewed, analyzed and corrected by us.
- We replaced our accounting management and most of our accounting staff with more experienced personnel with additional training and expertise, including an experienced Chief Accounting Officer and a Controller.
- We enlarged the size of our accounting staff from seven to 17 employees, including additional management-level accounting personnel. This increase in size enables further segregation of duties and allows additional levels of internal review and supervision within our accounting organization.
- We established formal, documented accounting policies and procedures to improve our internal control over financial reporting, including policies and procedures relating to accruals and our financial statement close process. These policies and procedures govern approvals, documentation requirements, standardized recordkeeping, asset tracking and the use of our purchase order system.
- We re-closed each of our quarterly financial statement periods for 2002, 2003, and 2004 and engaged our independent registered public accounting firm to perform a review of each quarterly period in 2003 and 2004 under Statement on Auditing Standard No. 100, *Interim Financial Information*, or SAS 100.

Based upon these changes, we believe that the material weaknesses relating to the full accrual method of accounting and our financial statement close process were remediated in 2004. The management letter we received from our independent registered public accounting firm in connection with the audit of our financial statements for 2004 did not include a material weakness relating to these issues.

In connection with re-closing our 2001, 2002 and 2003 financial statement periods, we restated our 2001 and 2002 financial statements. The 2002 restatement adjustments resulted in a net decrease of $3.9 million to our net loss in 2002, including an adjustment of $4.7 million relating to a gain on a troubled debt restructuring. The other restatement adjustments netted to approximately $0.8 million and related to: net timing errors of $0.1 million; errors in the carrying value of assets of $0.4 million; and mathematical mistakes and oversight of $0.3 million. Restatement adjustments to 2001 amounted to an increase in net loss for 2001 totaling less than $0.1 million and related primarily to timing adjustments. The restatement also resulted in a cumulative increase in total assets of $1.8 million and a cumulative decrease in total liabilities of $1.8 million as of December 31, 2002.

Material Weaknesses in 2004. Subsequent to restating the 2001 and 2002 annual periods, our new accounting management and staff re-closed each of the quarterly periods during 2002, 2003 and 2004. During this process and in preparation for the annual audit for 2004, two additional historical errors were identified. Management determined that these errors required restatement of the financial statements for the 2001, 2002 and 2003 fiscal years. The resulting restatements were determined to constitute a material weakness in internal control over financial reporting.

While management believes the underlying causes of the material weaknesses were remediated in 2004 and therefore were not present at December 31, 2004, the restatement of our financial statements for 2001, 2002 and 2003 constituted a material weakness. Management believes that the material weakness resulting from the restatement of our prior periods has been remediated by the steps management took during 2004 to remediate the two material weaknesses. Since management believes that the material weakness resulting from our restatement have been remediated, management also believes that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this report.

The material weaknesses in 2004 resulted from:

- our accounting for our liability for a telecommunications transactional fee that we pay to federal and state agencies; and
- the accounting entries needed to record asset purchases for and consolidate the accounts of our leasing company subsidiary.

The first error related to the calculation of our liability for a telecommunications transactional fee that we pay to federal and state administrative agencies and was detected by new reconciliation procedures put in place by new accounting management in response to the material weakness identified in connection with the 2003 audit. The procedures included a reconciliation of tax and telecommunications transactional fee liabilities, at an individual tax level, both to the subsequent returns filed and to our billing system. This error resulted from both user and system errors in connection with the internal reports we use to calculate our telecommunications transactional fee liabilities. Our correction of the error affected our prior year results by increasing our expenses by $0.2 million and $0.4 million in 2002 and 2003, respectively, and increasing our liabilities by $0.2 million and $0.6 million in 2002 and 2003, respectively. We have redesigned the reports upon which the regulatory filings are based so that they reflect the appropriate telecommunications transactional fee liability amounts. We have also re-trained the personnel who use the reports so that they understand the proper use of the reports in the calculation of remittance amounts. In addition, we have instituted review and approval controls and continue to employ our dual reconciliations against both the returns and billing system to verify our ending accrual balances. We believe that our revised procedures and controls, which were implemented in the fourth quarter of 2004 and were in operation with respect to the year end financial statement close process, remediated this material weakness prior to December 31, 2004.

The second material weakness relates to recording asset purchases for our leasing company and recording proper eliminating consolidation entries between us and our wholly-owned leasing company subsidiary that we have used to purchase certain equipment used in our operations. This error was detected as part of the SAS 100 quarterly reviews and included our failure to record sales taxes in the cost basis of the asset and the subsequent depreciation of the sales tax portion of the asset. In addition, we improperly recognized sales tax expense as it was assessed and paid on inter-company leases, rather than recording a sales tax liability at the date of asset purchase and applying future sales tax payments against the liability. These errors resulted in the misclassification of depreciation expense and sales tax expense and a misstatement of the related equipment and sales tax payable balance sheet accounts for 2001, 2002 and 2003. By discontinuing the practice of purchasing assets at the leasing subsidiary and having the leasing subsidiary lease the assets to the operating subsidiary, we remediated the control deficiency relating to the proper recordation of asset purchases on January 1, 2004, the date this practice was discontinued. Management is evaluating alternative approaches with respect to the leasing subsidiary structure, including the potential termination of the structure. Our correction of these errors resulted in adjustments to operating results for 2002 and 2003. These adjustments included a decrease in 2002 and 2003 to our selling, general and administrative expenses of $0.4 million and $0.7 million, respectively, and an increase to our depreciation and amortization expense of $0.4 million and $0.8 million, respectively. These adjustments also increased property and equipment, net, for 2002 and 2003 by $1.8 million and $2.8 million, respectively, and increased accrued expenses by $1.8 million and $2.8 million in 2002 and 2003, respectively. Although we had not used this leasing company structure for equipment we purchased in 2004, our ending balance sheets were incorrect and required adjustment.

We implemented the revised consolidating methodology in the fourth quarter of 2004 prior to our closing the December 31, 2004 financial statements. We also established steps in our monthly closing process to improve our internal control over financial reporting. These steps include designing appropriate standard monthly journal entries to account for this activity, training accounting personnel on the proper accounting treatment and instituting review and approval controls in this area. Management believes that these steps, which we took during the fourth quarter of 2004, had the effect of remediating this material weakness prior to December 31, 2004.

Conclusion. In addition to remediating the material weaknesses that have been identified, we have established formal, documented accounting policies and procedures to improve our internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting. These policies and procedures require: two levels of approval for inputs to, and outputs from, our financial accounting system; detailed minimum documentation requirements for cash disbursements, journal entries, account reconciliations and other accounting-related documents; standardized organization and maintenance of accounting files; enhanced accounts payable procedures designed to effectively monitor invoices that are distributed for internal approval; improved tracking of assets and their in service dates for purposes of depreciation; and procedures for deploying the existing purchase order system to identify unbilled goods and services from vendors. In addition, all approvals within the process require the dated signature of at least two persons from our accounting management. Management believes that we have enhanced the reliability and effectiveness of our internal control over financial reporting such that our internal control over financial reporting is effective at a reasonable assurance level as of the date of this report.

Results of Operations

2005 Compared to 2004

Revenue and Cost of Service (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2004		December 31, 2005			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Revenue:						
Customer revenue	$108,863	96.1%	$154,883	97.4%	$46,020	42.3%
Terminating access revenue	4,448	3.9%	4,214	2.6%	(234)	(5.3)%
Total revenue	113,311		159,097		45,786	40.4%
Cost of service (exclusive of depreciation and amortization):						
Circuit access fees	17,335	15.3%	26,163	16.4%	8,828	50.9%
Other costs of service	17,672	15.6%	23,397	14.7%	5,725	32.4%
Service credits and performance penalties	(3,282)	(2.9)%	(2,399)	(1.5)%	883	(26.9)%
Total cost of service	31,725	28.0%	47,161	29.6%	15,436	48.7%
Gross margin (exclusive of depreciation and amortization):	$ 81,586	72.0%	$111,936	70.4%	$30,350	37.2%
Customer data:						
Locations at period end	14,713		20,347		5,634	38.3%
Average monthly revenue per customer location	$ 774		$ 756		$ (18)	(2.3)%

Revenue. Revenue increased 40.4%, for the twelve months ended December 31, 2005 compared to the twelve months ended December 31, 2004. The increase in revenue resulted from the 38.3% increase in customers from December 31, 2004 to December 31, 2005. Between these periods, the ending number of customers increased by 38.3% and the average number of customers increased by 42.8%. Average monthly revenue per customer location declined by 2.3%, from December 31, 2004 to December 31, 2005. Although the proportion of our customers purchasing our BeyondVoice II and BeyondVoice III service packages, at higher average monthly revenue per customer location, was higher in the twelve months ended December 31, 2005 than in the twelve months ended December 31, 2004, the impact of this trend was more than offset by the effect of increased levels of customers under three year contracts at lower price points and competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions offered to customers at the time of contract signature. We expect average monthly revenue per customer location to continue to decline moderately through at least 2006 pending increased revenue from our mobile service and other value-added applications. Revenues from access charges paid to us by other communications companies to terminate calls to our customers declined for the twelve month comparison period and grew substantially slower than our customer base due to reductions in access rates on interstate calls as mandated by the FCC, including an approximate 30% reduction effective in June 2004. Our segment contributions to the increase in revenue in the twelve month period ended December 31, 2005 as compared to the twelve month period ended December 31, 2004, were $11.5 million from Atlanta, $9.1 million from Dallas, $12.9 million from Denver, $10.2 million from Houston, which was launched in March 2004, and $2.1 million from Chicago, which was launched in March 2005.

Cost of Service. Cost of service increased 48.7%, from the twelve month period of 2004 to the twelve month period of 2005. As a percentage of total revenue, cost of service increased from 28% in the twelve months of 2004 to 29.6% in the twelve months of 2005. The increase in cost of service was largely attributable to the 38.3% increase in the number of customers from December 31, 2004 to December 31, 2005 and a 42.8% increase in the average number of customers between the periods. The increase in cost of service beyond the growth in customers, as well as the increase as a percentage of revenue, relates primarily to the impact of regulatory changes and to a $0.9 million decrease in the level of service credits and performance penalties. Service credits, which are recognized as offsets to cost of service, arise from billing and service disputes between telecommunications carriers and us.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers' premises, represented the largest component of cost of service. The increase in circuit access fees between the twelve month periods is primarily a result of the increase in the number of customers. In addition to the increase resulting from customer growth, circuit access fees rose due to the impact of the TRRO, and recent regulatory rulings in Georgia, which included $0.7 million relating to prior periods being recognized as expense during 2005.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies' networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain taxes and fees. As a percent of revenue, other costs of service decreased for the twelve months ended December 31, 2005. This overall decrease is the result of negotiated price decreases with vendors and other cost savings that we achieved through network optimization efforts.

In February 2006, the Georgia Public Service Commission (the "PSC") adopted a recommendation by the staff of the PSC to implement increased rates for the lease of unbundled network elements from BellSouth. This recommendation relates to a complaint filed by BellSouth in 2003 with the PSC. The increase rates implemented by the PSC are applicable going forward and on a retroactive basis back to September 2003. We estimated and accrued approximately $1.5 million through December 31, 2005 for the cumulative impact of this action, which was charged to cost of service in December 2005. Prior to the PSC staff recommendation, there was insufficient information as to whether the outcome of this matter would result in a change in pricing and whether such change in pricing, if any, would be applied retroactively or prospectively.

In February 2005, the FCC issued its TRRO and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers, or ILECs, to afford access to certain of their network elements, if at all, and the cost of such facilities. The TRRO reduces the ILECs' obligations to provide high-capacity loops within, and dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within these wire centers. In addition, certain caps are imposed regarding the number of unbundled network element, or UNE, facilities that companies like us may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs' obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act.

The rates charged by ILECs for our high-capacity circuits in place on March 11, 2005 that were affected by the FCC's new rules were increased 15% effective for one year until March 2006, although the scope of this increase is uncertain because the new FCC rules are subject to interpretation by state regulatory agencies. In addition, by March 10, 2006, we were required to transition these existing facilities to alternative arrangements, such as other competitive facilities or the higher-priced "special access services" offered by the ILECs, except where we have negotiated other rate structures with the ILECs. Subject to any contractual protections under our existing interconnection agreements with ILECs, beginning March 11, 2005, we may be subject to the ILECs' higher "special access" pricing for any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

We are able to estimate the probable liability for implementation of certain provisions of the TRRO and have accrued approximately $1.9 million through December 31, 2005 for these increased costs. This amount has been charged to cost of service in the year ended December 31, 2005. This estimate includes $1.6 million for the total cost impact related to wire centers and transport routes determined to be sufficiently competitive to be subject to the FCC's new rules. For costs associated with the caps imposed on the number of circuits that we may have on a single route or into a single building, approximately $0.3 million is reflected in cost of service through December 31, 2005. This estimate is for all markets except for a portion of Denver's circuits and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month to month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. We believe volume and/or term pricing plans are the most probable pricing regime we will be subject to based largely on our intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the December 31, 2005 accrual would increase by approximately $1.4 million if it were based on the higher month to month rates. Due to inconsistencies and ambiguities in the FCC order as to the application of the DS-1 loop and DS-1 transport caps, we cannot reasonably estimate the total cost impact for Denver until interpretations of the rule are completed or contract negotiations with the ILEC are finalized. Although we do not believe it is likely that we will incur additional expenses above what we have accrued through December 31, 2005, additional costs of approximately $1.6 million are possible relating to the caps for the Denver market through December 31, 2005.

Certain aspects of the new FCC rules are subject to ongoing court challenges and the implementation of the new FCC rules is subject to multiple interpretations. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of unbundled network elements as the result of future legislative or regulatory decisions. For instance, recent state regulatory rulings have reduced circuit access fees in our Texas markets and increased rates in the Atlanta market. In particular, the circuit access fees and other costs that we incur in Texas were reduced based on a state regulatory order that went into effect in March 2005. We began realizing benefits from this state ruling in the second quarter of 2005. As mentioned above, recent regulatory actions in Georgia raised our rates.

We have begun making changes in our network architecture to respond to the increases in transport circuit costs in order to mitigate the impact of the FCC rule changes. We will continue to identify and implement these mitigation efforts on an ongoing basis and expect the majority of these efforts will be implemented through the second quarter of 2006. Until these efforts are complete, we expect our circuit access fees and transport charges to increase in the short term. Transport charges have increased as a percentage of revenue from 2.3% to 2.5% for the twelve months ended December 31, 2005 as compared to the twelve months ended December 31, 2004.

Selling, General and Administrative (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2004		December 31, 2005			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Selling, general and administrative (exclusive of depreciation and amortization):						
Salaries, wages and benefits	$42,958	37.9%	$54,274	34.1%	$11,316	26.3%
Marketing costs	1,021	0.9%	1,819	1.1%	798	78.2%
Other selling, general and administrative	21,180	18.7%	30,360	19.1%	9,180	43.3%
Total SG&A	$65,159	57.5%	$86,453	54.3%	$21,294	32.7%
Other data:						
Employees	586		707		121	20.6%

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased at a slower rate than our revenue or customers for the twelve month period ended December 31, 2005, as evidenced by its decline as a percentage of revenue from 57.5% in the twelve month period ended December 31, 2004 to 54.3% in the twelve month period ended December 31, 2005. We expect selling, general and administrative costs to continue to decrease as a percentage of revenue as our customer base and revenues grow without proportional increases in our expenses. However, this decrease will be diminished by costs associated with the launch of operations in Los Angeles and our mobile service platform in all our markets during 2006.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised the largest portion of our selling, general and administrative expenses for all comparison periods. The primary factor increasing this category of costs is the growth in employees. However, the growth in the cost of benefits, such as medical insurance payments made by the company, per employee caused this expense line item to grow at a faster rate than the number of employees.

Marketing costs, including advertising, increased both in absolute dollars and as a percent of revenues as we have increased our marketing efforts into new mediums to address the increasingly competitive environment. Our marketing costs will continue to increase as we add customers and expand to new markets.

Other selling, general and administrative costs, which include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased primarily due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers. As a percentage of revenue, other selling, general and administrative costs increased for the twelve month period ended December 31, 2005 when compared to the comparable period of 2004. The increase as a percentage of revenue is largely attributable to the cost of becoming a public company, including preparing for Sarbanes-Oxley Act compliance, and professional fees associated with the TRRO implementation.

Depreciation and Amortization (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2004		December 31, 2005			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Depreciation and amortization	$22,647	20.0%	$24,160	15.2%	$1,513	6.7%

Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.5 million between the twelve month period of 2004 and 2005. Depreciation and amortization expense increased because the increase in depreciation and amortization arising from new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated.

Other Income (Expense) (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2004		December 31, 2005			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Interest income	$ 637	0.6%	$ 1,325	0.8%	$ 688	108.0%
Interest expense	(2,788)	(2.5)%	(2,424)	(1.5)%	364	(13.1)%
Loss on disposal of assets	(1,746)	(1.5)%	(539)	(0.3)%	1,207	(69.1)%
Gain from write-off of carrying value in excess of principal	—	0.0%	4,060	2.6%	4,060	nm
Other, net	(236)	(0.2)%	(9)	0.0%	227	(96.2)%
Total	$(4,133)	(3.6)%	$ 2,413	1.5%	$6,546	(158.4)%

Interest Income. Interest income increased for the twelve month period as a result of higher cash and investment balances during 2005. The higher balances in cash and investments were a result of proceeds from the sale of approximately $17.0 million of preferred stock in December 2004, a $4.9 million increase in cash resulting from operating, investing and financing activities through the twelve months ended December 31, 2005, and approximately $4.3 million remaining from our Initial Public Offering after the repayment of debt.

Interest Expense. Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, decreased $1.3 million for the twelve month period ended December 31, 2005. The decrease in interest expense for the twelve month periods relates to a decrease in the interest rate under our credit facility effective in June 2004 and the payoff of our debt with Cisco Capital in November 2005. The offset to interest expense associated with the accounting for the restructuring of troubled debt decreased $0.9 million for the twelve month period ended December 31, 2005.

Loss on Disposal of Property and Equipment. Our loss on disposal of equipment decreased for the twelve month period ended December 31 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of write-offs of certain network and software assets that we replaced due to obsolescence or upgrade.

Gain from write-off of carrying value in excess of principal. The gain from write-off of carrying value in excess of principal resulted from the payoff or our debt with Cisco Capital using the proceeds from our Initial Public Offering in November 2005, and represents the carrying value in excess of principal remaining from the trouble debt restructuring that occurred in 2002.

Other, net. Other, net primarily represented adjustments to the carrying value of certain interest rate sensitive investments to reflect market value changes. These investments were held throughout 2004 and were converted to other investments in early 2005, resulting in a decrease in this net expense.

Net Income (Loss). Net loss decreased $15.2 million for the twelve month period ended December 31, 2005 from the twelve month period ended December 31, 2004. We had net income for the twelve month periods in 2005. The improved results arose primarily from the significant increase in revenues and significantly slower rates of increase in selling, general and administrative expenses and depreciation and amortization expense. The reduction in other expense, as a result of the conversion of investments described in "Other, net", and the gain recognized when we paid off our debt with Cisco Capital contributed to the decrease in net losses for both the three and twelve months of 2005.

2004 Compared to 2003

Revenue and Cost of Service (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2003		December 31, 2004			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Revenue:						
Customer revenue	$62,130	94.8%	$108,863	96.1%	$46,733	75.2%
Terminating access revenue	3,383	5.2%	4,448	3.9%	1,065	31.5%
Total revenue	65,513		113,311		47,798	73.0%
Cost of service (exclusive of depreciation and amortization):						
Circuit access fees	10,858	16.6%	17,335	15.3%	6,477	59.7%
Other costs of service	13,125	20.0%	17,672	15.6%	4,547	34.6%
Service credits and performance penalties	(2,168)	(3.3)%	(3,282)	(2.9)%	(1,114)	51.4%
Total cost of service	21,815	33.3%	31,725	28.0%	9,910	45.4%
Gross margin (exclusive of depreciation and amortization):	$43,698	66.7%	$ 81,586	72.0%	$37,888	86.7%
Customer data:						
Locations at period end	9,687		14,713		5,026	51.9%
Average monthly revenue per customer location	$ 771		$ 774		$ 3	0.4%

Revenue. Revenue increased 73.0% for the twelve months ended December 31, 2003 to the twelve months ended December 31, 2004. The increase in revenue resulted from the 51.9% increase in customers from December 31, 2003 to December 31, 2004. Average monthly revenue per customer location remained relatively flat for the twelve month period. Although the proportion of our customers purchasing our BeyondVoice II and II Plus service packages, at higher average monthly revenue per customer location, the impact of this trend was more than offset by the effect of increased levels of customers with under three year contracts at lower price points and competitive pricing pressure on new contracts and contract renewals, resulting in a higher level of promotions offered to customers at the time of contract signature. We expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future due to competitive pricing pressures. Revenues from access charges paid to us by other communications companies to terminate calls to our customers increased for the twelve month comparison period and grew substantially slower than our customer base due to reductions in access rates on interstate calls as mandated by the FCC, including an approximate 30% reduction effective in June 2004. Our segment contributions to the increase in revenue in the twelve month period ended December 31, 2005 as compared to the twelve month period ended December 31, 2004, were $15.2 million from Atlanta, $13.3 million from Dallas, $16.4 million from Denver, and $2.9 million from Houston, which was launched in March 2004.

Cost of Service. Cost of service increased 45.4%, from the twelve month period of 2003 to the twelve month period of 2004. As a percentage of total revenue, cost of service decreased from 33.3% in the twelve months of 2003 to 28.0% in the twelve months of 2004. The increase in total cost of service was largely attributable to the 51.9% increase in the number of customers from December 31, 2003 to December 31, 2004. In addition, an increase in the level of service credits and performance penalties in 2004 resulted in a $1.1 million decrease to cost of service in the twelve month period of 2004. Service credits, which are recognized as offsets to cost of service, arise from billing and service disputes between telecommunications carriers and us. They are resolved by negotiation among the parties or through the intervention of a regulatory body. We cannot predict the level of errors in charges from our suppliers, nor can we predict the proportion of disputes that we will win. Similarly, performance penalties are assessed by the state public service commissions against local telephone companies for failing to meet publicly mandated standards in their capacity as suppliers of circuits and services. The amount of performance penalties for failure to meet standards varies by state, and we expect variations in the performance of our suppliers and, therefore, in our receipt of penalty payments. For these reasons, we expect service credits and performance penalties to vary in an unpredictable manner in the future.

Circuit access fees, or line charges, which primarily relate to our lease of T-1 circuits connecting our equipment at network points of colocation to our equipment located at our customers' premises, represented the largest component of cost of service. The increase in circuit access fees between the twelve month periods is primarily a result of the increase in the number of customers. Circuit access fees as a percentage of revenue decreased 1.3% from the twelve month period ended 2003 to the twelve month period ended 2004.

The other principal components of cost of service include long distance charges, installation costs to connect new circuits, the cost of transport circuits between network points of presence, the cost of local interconnection with the local telephone companies' networks, Internet access costs, the cost of third party applications we provide to our customers, access costs paid by us to other carriers to terminate calls from our customers, and certain taxes and fees. As a percent of revenue, other costs of service decreased for the twelve months ended December 31, 2004. This overall decrease is the result of negotiated price decreases with vendors and other cost savings that we achieved through network optimization efforts.

Selling, General and Administrative (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2003		December 31, 2004			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Selling, general and administrative (exclusive of depreciation and amortization):						
Salaries, wages and benefits	$34,166	52.2%	$42,958	37.9%	$ 8,792	25.7%
Marketing costs	278	0.4%	1,021	0.9%	743	267.3%
Other selling, general and administrative	13,641	20.8%	21,180	18.7%	7,539	55.3%
Total SG&A	$48,085	73.4%	$65,159	57.5%	$17,074	35.5%
Other data:						
Employees	428		586		158	36.9%

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased at a slower rate than our revenue or customers for the twelve month period ended December 31, 2004, as evidenced by its decline as a percentage of revenue from 73.4% in the twelve month period ended December 31, 2003 compared to 57.5% in the twelve month period ended December 31, 2004. We expect selling, general and administrative costs to continue to decrease as a percentage of revenue as our customer base and revenues grow without proportional increases in our expenses.

Salaries, wages and benefits, which include commissions paid to our direct sales representatives, comprised the largest portion of our selling, general and administrative expenses for all comparison periods. The primary factor increasing this category of costs is the growth in employees. However, the growth in the cost of benefits, such as medical insurance payments made by the company, per employee caused this expense line item to grow at a faster rate than the number of employees.

Marketing costs, including advertising, increased both in absolute dollars and as a percent of revenues as we have increased our marketing efforts into new mediums to address the increasingly competitive environment. Our marketing costs will continue to increase as we add customers and expand to new markets.

Other selling, general and administrative costs, which include professional fees, outsourced services, rent and other facilities costs, maintenance, recruiting fees, travel and entertainment costs, property taxes and bad debt expense, increased due to the addition of new operations and to the growth in centralized expenses needed to keep pace with the growth in customers. As a percentage of revenue, other selling, general and administrative costs decreased for the twelve month period ended December 31, 2004 when compared to the same period in 2003, which is expected as we continue to gain economies of scale.

Depreciation and Amortization (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2003		December 31, 2004			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Depreciation and amortization	$21,271	32.5%	$22,647	20.0%	$1,376	6.5%

Depreciation and Amortization Expense. Depreciation and amortization expense increased $1.4 million between the twelve month periods of 2003 and 2004, respectively. Depreciation and amortization expense increased because the increase in depreciation and amortization arising from new purchases exceeded the reduction in depreciation and amortization resulting from property and equipment becoming fully depreciated.

Other Income (Expense) (Dollar amounts in thousands)

	Twelve Months Ended				Change from Previous Period	
	December 31, 2003		December 31, 2004			
	Dollars	% of Revenues	Dollars	% of Revenues	Dollars	Percent
Interest income	$ 715	1.1%	$ 637	0.6%	$ (78)	(10.9)%
Interest expense	(2,333)	(3.6)%	(2,788)	(2.5)%	(455)	19.5%
Loss on disposal of assets	(1,986)	(3.0)%	(1,746)	(1.5)%	240	(12.1)%
Other, net	(220)	(0.3)%	(236)	(0.2)%	(16)	7.3%
Total	$(3,824)	(5.8)%	$(4,133)	(3.6)%	$(309)	8.1%

Interest Income. Interest income decreased for both the twelve month period as a result of lower average cash and investment balances during 2004. The amount of outstanding interest earning investments decreased from early 2003, shortly after our November 2002 Series B preferred stock investment, through 2004, as we converted these investments to cash in order to fund our business and make principal payments on our debt.

Interest Expense. Interest expense incurred as a result of our credit facility with Cisco Capital and our capital lease obligations, prior to the effects of our accounting for the troubled debt restructuring, increased $0.2 million for the twelve month period ended December 31, 2004. The increase in interest expense for the twelve month periods relates primarily to our increased amounts outstanding under such credit facility. The offset to interest expense associated with the accounting for the restructuring of troubled debt decreased $0.3 million for the twelve month period, due to a decline in interest rates.

Loss on Disposal of Property and Equipment. Our loss on disposal of equipment decreased for the twelve month period ended December 31, 2004 due to a decreased number of unrecoverable integrated access devices from disconnected customers and a lower amount of write-offs of certain network and software assets that we replaced due to obsolescence or upgrade.

Other, net. Other, net primarily represented adjustments to the carrying value of certain interest rate sensitive investments to reflect market value changes. These investments were held throughout 2004.

Net Income (Loss). Net loss decreased $18.0 million for the twelve month period ended December 31, 2004 from the twelve month period ended December 31, 2003. The improved results arose primarily from the significant increase in revenues and significantly slower rates of increase in selling, general and administrative expenses and depreciation and amortization expense.

Segment Data

We monitor and analyze our financial results on a segment basis for reporting and management purposes, as is presented in Note 12 to the Consolidated Financial Statements hereto. At December 31, 2005, our segments were geographic and included Atlanta, Dallas, Denver, Houston, Chicago and Los Angeles. The balance of our operations is in our Corporate group, which operations consist of corporate executive, administrative and support functions and unallocated centralized operations, which includes network operations, customer care and provisioning. We do not allocate these Corporate costs to the other segments and believe that the decision not to allocate these centralized costs provides a better evaluation of our revenue-producing geographic segments. In addition to segment results, we use aggregate adjusted EBITDA to assess the operating performance of the overall business. Because our chief executive officer, who is our chief operating decision maker, primarily evaluates the performance of our segments on the basis of adjusted EBITDA, we believe that segment adjusted EBITDA data should be available to investors so that investors have the same data that we employ in assessing our overall operations. Our chief operating decision maker also uses revenue to measure our operating results and assess performance, and each of revenue and adjusted EBITDA is presented herein in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

EBITDA is a non-GAAP financial measure commonly used by investors, financial analysts and ratings agencies. EBITDA is generally defined as net income (loss) before interest, taxes, depreciation and amortization. However, we use the non-GAAP financial measure adjusted EBITDA, and that, in our case, further excludes stock-based compensation expense, write-off of public offering costs, gains relating to our troubled debt restructuring and the early payoff of our restructured debt, gain or loss on asset dispositions and other non-operating income or expense. We have presented adjusted EBITDA because this financial measure, in combination with revenue and operating expense, is an integral part of the internal reporting system used by our management to assess and evaluate the performance of our business and its operating segments both on a consolidated and on an individual basis.

Other public companies may define adjusted EBITDA in a different manner or present varying financial measures. Accordingly, our presentation may not be comparable to other similarly titled measures of other companies. Our calculation of adjusted EBITDA is also not directly comparable to EBIT (earnings before interest and taxes) or EBITDA. We believe that adjusted EBITDA, while providing useful information, should not be considered in isolation or as an alternative to other financial measures determined under GAAP, such as operating income or loss.

Our segment data is presented below:

	Year Ended December 31,		
	2003	2004	2005
		(in thousands)	
Revenue:			
Atlanta	$ 27,033	$ 42,236	$ 53,719
Dallas	19,813	33,129	42,277
Denver	18,667	35,051	47,916
Houston	—	2,895	13,051
Chicago	—	—	2,134
Total revenue	$ 65,513	$113,311	$159,097
Adjusted EBITDA			
Atlanta	$ 11,851	$ 24,986	$ 30,174
Dallas	4,235	12,353	18,561
Denver	5,230	17,750	24,954
Houston	(187)	(3,954)	1,377
Chicago	—	(565)	(5,470)
Los Angeles	—	—	(382)
Corporate	(25,495)	(33,768)	(43,407)
Total adjusted EBITDA	$ (4,366)	$ 16,802	$ 25,807
Operating profit (loss)			
Atlanta	$ 7,384	$ 18,922	$ 24,255
Dallas	678	7,281	13,374
Denver	2,568	13,404	19,773
Houston	(210)	(4,658)	(285)
Chicago	—	(568)	(6,090)
Los Angeles	—	—	(382)
Corporate	(36,078)	(41,704)	(49,322)
Total operating profit (loss)	$(25,658)	$ (7,323)	$ 1,323
Total assets			
Atlanta	$ 16,227	$ 12,552	$ 12,954
Dallas	14,528	11,920	11,514
Denver	12,382	11,731	11,463
Houston	930	5,355	9,113
Chicago	—	2,322	5,695
Los Angeles	—	—	2,131
Corporate	42,981	55,323	61,962
Total assets	$ 87,048	$ 99,203	$114,832
Capital expenditures			
Atlanta	$ 7,944	$ 2,742	$ 4,946
Dallas	6,181	2,870	3,976
Denver	6,379	3,903	3,838
Houston	948	4,041	4,039
Chicago	—	2,325	3,256
Los Angeles	—	—	2,131
Corporate	4,753	7,860	7,580
Total capital expenditures	$ 26,205	$ 23,741	$ 29,766
Reconciliation of adjusted EBITDA to Net income (loss):			
Total adjusted EBITDA for reportable segments	$ (4,366)	$ 16,802	$ 25,807
Depreciation and amortization	(21,271)	(22,647)	(24,160)
Non-cash stock option compensation	(21)	(375)	(324)
Write-off of public offering costs	—	(1,103)	—
Interest income	715	637	1,325
Interest expense	(2,333)	(2,788)	(2,424)

	Year Ended December 31,		
	2003	2004	2005
		(in thousands)	
Gain from write-off of carrying value in excess of principal	—	—	4,060
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)
Other income (expense), net	(220)	(236)	(9)
Net income (loss)	$(29,482)	$(11,456)	$3,736

The operating results from our operating segments reflect the costs of a pre-launch phase in each market in which the local network is installed and initial staffing is hired, followed by a startup phase, beginning with the launch of service operations, when customer installations begin. Our sales efforts, our service offerings and the prices we charge customers for our services are generally consistent across our operating segments. Operating expenses include cost of service and selling, general and administrative costs incurred directly in the markets where we serve customers. Although our network design and market operations are generally consistent across all our operating segments, certain costs differ among the various geographical markets. These cost differences result from different numbers of network central office colocations, prices charged by the local telephone companies for customer T-1 access circuits, prices charged by local telephone companies and other telecommunications providers for transport circuits, office rents and other costs that vary by region.

We record costs in our markets prior to launching service to customers. We launched service in Atlanta in April 2001, in Dallas in September 2001, in Denver in January 2002, in Houston in March 2004 and in Chicago in March 2005. In the last quarter of 2003, we incurred expenses primarily relating to the staffing of our Houston office and the cost of obtaining network circuits in Houston. In the last quarter of 2004 we incurred expenses primarily relating to the staffing of our Chicago office and the cost of obtaining network circuits in Chicago. In the fourth quarter of 2005, we began incurring expenses primarily relating to the staffing of our Los Angeles office and the cost of obtaining network circuits in Los Angeles, where we launched operations in March 2006. We attained positive adjusted EBITDA in Atlanta, Dallas, Denver, and Houston within 17 months from launch.

Unaudited Quarterly Results of Operations

The following table presents our unaudited condensed quarterly financial data:

	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	Three Months Ended (unaudited) (dollars in thousands, except per share data)							
Quarterly Statement of Operations Data:								
Revenue	$ 24,503	$26,949	$29,732	$ 32,127	$ 35,176	$ 38,182	$ 41,403	$ 44,336
Operating expenses:								
Cost of service, excluding depreciation and amortization	6,431	7,652	8,485	9,157	10,444	11,380	11,995	13,342
Selling, general and administrative, excluding depreciation and amortization	14,672	15,646	16,902	17,939	20,175	21,113	21,931	23,234
Write-off of public offering cost	—	—	—	1,103	—	—	—	—
Depreciation and amortization	6,306	5,225	5,360	5,756	5,674	5,978	6,097	6,411
Total operating expenses	27,409	28,523	30,747	33,955	36,293	38,471	40,023	42,987
Operating profit (loss)	(2,906)	(1,574)	(1,015)	(1,828)	(1,117)	(289)	1,380	1,349
Other income (expense):								
Interest income	167	161	160	149	248	260	374	443
Interest expense	(823)	(792)	(563)	(610)	(631)	(684)	(730)	(379)
Gain from write-off of carrying value in excess of principal	—	—	—	—	—	—	—	4,060
Loss on disposal of property and equipment	(198)	(227)	(328)	(993)	(79)	(194)	(109)	(157)
Other income (expense), net	(31)	(119)	(51)	(35)	3	(25)	13	—
Net income (loss)	$ (3,791)	$(2,551)	$(1,797)	$ (3,317)	$ (1,576)	$ (932)	$ 928	$ 5,316
Net income (loss) attributable to common stockholders	$ (5,471)	$(4,282)	$(3,600)	$ (5,186)	$ (3,961)	$ (3,417)	$ (1,660)	$ 4,224
Net income (loss) attributable to common stockholders per common share—basic	$ (43.77)	$(33.02)	$(27.59)	$ (39.50)	$ (28.63)	$ (21.96)	$ (10.06)	$ 0.26
Net loss attributable to common stockholders per common share—diluted	$ (43.77)	$(33.02)	$(27.59)	$ (39.50)	$ (28.63)	$ (21.96)	$ (10.06)	$ 0.20
Quarterly Segment Financial Data:								
Revenues:								
Atlanta	$ 9,482	$10,271	$10,908	$ 11,573	$ 12,356	$ 13,046	$ 13,874	$ 14,443
Dallas	7,374	8,054	8,686	9,015	9,714	10,321	10,840	11,402
Denver	7,642	8,314	9,182	9,914	10,834	11,660	12,445	12,977
Houston	5	310	956	1,625	2,266	2,862	3,592	4,331
Chicago	—	—	—	—	6	293	652	1,183
Total revenues	$ 24,503	$26,949	$29,732	$ 32,127	$ 35,176	$ 38,182	$ 41,403	$ 44,336
Operating profit (loss)								
Atlanta	$ 4,248	$ 4,656	$ 4,799	$ 5,219	$ 5,489	$ 6,016	$ 6,772	$ 5,978
Dallas	1,462	1,895	1,863	2,061	2,512	3,113	3,646	4,103
Denver	2,595	3,133	3,421	4,255	4,363	4,779	5,234	5,397
Houston	(1,031)	(1,264)	(1,219)	(1,144)	(578)	(301)	197	397
Chicago	(4)	(6)	(23)	(535)	(1,500)	(1,976)	(1,999)	(615)
Los Angeles	—	—	—	—	—	—	—	(382)
Corporate	(10,176)	(9,988)	(9,856)	(11,684)	(11,403)	(11,920)	(12,470)	(13,529)
Total operating profit (loss)	$ (2,906)	$(1,574)	$(1,015)	$ (1,828)	$ (1,117)	$ (289)	$ 1,380	$ 1,349

	Three Months Ended							
	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005
	(unaudited) (dollars in thousands, except per share data)							
Quarterly Segment Financial Data:								
Adjusted EBITDA								
Atlanta	$ 5,679	$ 6,107	$ 6,356	$ 6,844	$ 7,001	$ 7,540	$ 8,249	$ 7,384
Dallas	2,641	3,122	3,160	3,430	3,813	4,455	4,957	5,336
Denver	3,549	4,157	4,557	5,487	5,624	6,085	6,544	6,701
Houston	(963)	(1,113)	(1,008)	(870)	(264)	74	631	936
Chicago	(4)	(5)	(21)	(535)	(1,496)	(1,822)	(1,794)	(358)
Los Angeles	—	—	—	—	—	—	—	(382)
Corporate	(7,414)	(8,527)	(8,597)	(9,230)	(10,036)	(10,576)	(11,022)	(11,773)
Total adjusted EBITDA	$ 3,488	$ 3,741	$ 4,447	$ 5,126	$ 4,642	$ 5,756	$ 7,565	$ 7,844
Reconciliation of total adjusted EBITDA to Net income (loss):								
Total adjusted EBITDA for reportable segments	$ 3,488	$ 3,741	$ 4,447	$ 5,126	$ 4,642	$ 5,756	$ 7,565	$ 7,844
Depreciation and amortization	(6,306)	(5,225)	(5,360)	(5,756)	(5,674)	(5,978)	(6,097)	(6,411)
Non-cash stock option compensation	(88)	(90)	(102)	(95)	(85)	(67)	(88)	(84)
Write-off of public offering cost	—	—	—	(1,103)	—	—	—	—
Interest income	167	161	160	149	248	260	374	443
Interest expense	(823)	(792)	(563)	(610)	(631)	(684)	(730)	(379)
Gain from write-off of carrying value in excess of principal	—	—	—	—	—	—	—	4,060
Loss on disposal of property and equipment	(198)	(227)	(328)	(993)	(79)	(194)	(109)	(157)
Other income (expense), net	(31)	(119)	(51)	(35)	3	(25)	13	—
Net income (loss)	$ (3,791)	$ (2,551)	$ (1,797)	$ (3,317)	$ (1,576)	$ (932)	$ 928	$ 5,316
Quarterly Other Operating Data:								
Customer locations	10,778	12,074	13,406	14,713	15,978	17,435	18,897	20,347
Churn	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	0.9%
Average monthly revenue per customer location	$798.22	$786.19	$777.91	$761.70	$ 764.07	$ 761.79	$ 759.72	$ 753.17

Liquidity and Capital Resources

	Years Ended December 31,			Change from Previous Period			
				Dollars		Percent	
	2003	2004	2005	2004 v 2003	2005 v 2004	2004 v 2003	2005 v 2004
Cash flows:							
Provided by (used in) operating activities	$(5,895)	$13,468	$ 29,647	$19,363	$ 16,179	(328.5)%	120.1%
Provided by (used in) investing activities	4,625	(3,512)	(17,473)	(8,137)	(13,961)	(175.9)%	397.5%
Provided by (used in) financing activities	927	7,777	(7,282)	6,850	(15,059)	738.9%	(193.6)%
Net increase (decrease) in cash and cash equivalents	$ (343)	$17,733	$ 4,892	$18,076	$(12,841)	nm	(72.4)%

Overview. We commenced operations in 2001. Until 2004, we funded our operations primarily through issuance of equity securities for an aggregate of $120.8 million and borrowings under a line of credit facility established with Cisco Capital, used principally to purchase property and equipment from Cisco Systems. In

2004, we recorded positive cash flow from operating activities for the first time and, in addition, raised $17.0 million from issuance of equity securities. All amounts to Cisco Capital were repaid in November 2005 with proceeds from our Initial Public Offering and the credit facility was terminated.

Cash Flows From Operations. Cash provided by operating activities was $13.5 million in the year ended December 31, 2004 and $29.6 million in the year ended December 31, 2005. The increase in cash provided by operating activities of $16.2 million from 2004 to 2005 is primarily comprised of a decrease in net loss of $15.2 million; an increase in the provision for doubtful accounts of $1.1 million resulting from our increase in customers; a decrease of $0.7 million in interest expense associated with the reduction in carrying value in excess of principal from the restructuring of a portion of our Cisco Capital debt in 2002; an increase of $3.3 million in net changes in operating assets and liabilities; and an increase in depreciation and amortization expense of $1.5 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Houston and Chicago; offset by a decrease of $1.2 million in loss on disposal of property and equipment due to an improvement in recovery of integrated access devices from disconnected customers; a decrease of $0.2 million in the write-down of marketable securities; a decrease of $0.1 million in non-cash stock compensation; and a $4.1 million gain recognized upon the payoff of our credit facility with Cisco Capital.

Cash used by operating activities was $5.9 million in the year ended December 31, 2003, compared to cash provided by operating activities of $13.5 million in the year ended December 31, 2004. The increase in cash provided by operating activities of $19.4 million from 2003 to 2004 is primarily comprised of a decrease in net loss of $18.0 million; an increase in the provision for doubtful accounts of $1.0 million resulting from our increase in customers; a decrease of $0.3 million in interest expense associated with the reduction in carrying value in excess of principal resulting from the restructuring of a portion of our Cisco Capital debt in 2002; an increase of $0.4 million in non-cash stock compensation expense from stock option grants made in 2004; and an increase in depreciation and amortization expense of $1.4 million resulting from the growth in assets arising from the growth in customers and the addition of assets needed to support our new operations in Houston and Chicago; offset by a decrease of $0.2 million in loss on disposal of property and equipment due to an improvement in recovery of integrated access devices from disconnected customers; and a decrease of $1.5 million in net changes in operating assets and liabilities.

Cash Flows From Investing Activities. Our principal cash investments are for purchases of property and equipment and purchases of marketable securities. Cash purchases of property and equipment primarily include non-network capital expenditures, such as the cost of software licenses and implementation costs associated with our operational support systems as well as our financial and administrative systems, servers and other equipment needed to support our software packages, personal computers, internal communications equipment, furniture and fixtures and leasehold improvements to our office space. Our cash purchases of property and equipment were $9.1 million, $9.8 million and $21.3 million for 2003, 2004 and 2005, respectively. As discussed below, network-related capital expenditures have primarily been financed through our credit facility with Cisco Capital and are shown as supplemental data to the statement of cash flows.

We invest excess cash balances in the marketable securities of highly-rated corporate and government issuers. Purchases of marketable securities were $14.5 million, $11.8 million and $10.6 million in 2003, 2004 and 2005, respectively. We periodically redeem our marketable securities in order to transfer the funds into other operating and investing activities. We redeemed $28.0 million, $18.0 million and $15.3 million in 2003, 2004, and 2005, respectively.

Non-cash Purchases of Property and Equipment. Non-cash purchases of property and equipment consist of our network capital expenditures which were purchased primarily from Cisco Systems and financed through our former credit facility with Cisco Capital. These capital expenditures are recorded as non-cash purchases because they were directly financed by Cisco Capital without the exchange of cash for the assets that we purchased. Network capital expenditures include the purchase of integrated access devices, T-1 aggregation routers, trunking gateway routers, softswitches, other network routers, associated growth expenditures related to these items, diagnostic and test equipment, colocation and data center buildout expenditures and equipment installation costs. Our non-cash purchases of property and equipment were $17.1 million, $14.0 million and $8.4 million, in 2003, 2004 and 2005, respectively. The decrease in non-cash purchases of property and equipment from 2003 to 2005 was due to reduced purchases and pricing for network components obtained and network efficiencies gained through the growth of our customer base in each market. As noted above, the balance of our debt under the Cisco Capital credit facility was repaid in November 2005 using a portion of the proceeds from our Initial Public Offering and the facility was terminated.

Our capital expenditures, which include both cash and non-cash purchases of property and equipment, were $26.2 million in 2003, $23.7 million in 2004 and $29.8 million in 2005. Our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems, in order to offer additional applications and services to our customers. We expect that future capital expenditures will continue to be concentrated in these areas and that capital expenditures will be approximately $42.0 million in 2006. We believe that capital efficiency is a key advantage of the IP-based network technology that we employ.

Cash Flows From Financing Activities. The principal components of cash flows provided by financing activities are proceeds from long-term debt and capital leases, proceeds from our Initial Public Offering, proceeds from the issuance of preferred stock, proceeds from exercise of stock options offset by financing issuance costs and repayment of long-term debt and capital leases.

The increase in cash flows used in financing activities of $15.1 million from the year ended 2005 to 2004 is due to the repayment of principal on our debt of $63.2 million, a $16.9 million preferred stock offering in 2004 and a decrease in the amount of proceeds from new borrowings of $0.3 million, offset by proceeds from our Initial Public Offering of $65.0 million, an increase of $0.1 million in proceeds from the issuance of common stock arising from increased exercises of stock options and a decrease of $0.2 million in financing issuance costs relating to amendments made to our loan with Cisco Capital and to our Series C preferred stock. Upon the completion of our November 2005, Initial Public Offering we used a portion of our net proceeds of $65.0 million to pay $63.7 million and terminate our credit facility with Cisco Capital.

The increase in cash flows provided by financing activities of $6.9 million from 2003 to 2004 is due to proceeds from the issuance of preferred stock of $16.9 million offset by a decrease in the amount of proceeds from long-term debt of $5.0 million and an increase in the amount of repayment of long-term debt and capital leases of $4.8 million. In December 2004, we sold $17.0 million of Series C preferred stock to our existing Series B preferred stockholders and certain new investors. Under the terms of our Cisco Capital credit facility, we made monthly borrowings to finance the purchase of property and equipment and also made quarterly repayments of principal and interest on the debt. In addition, we have financed the purchase of certain software assets through capital lease arrangements with companies other than Cisco Capital.

We believe that cash on hand plus cash generated from operating activities and the proceeds from our initial public offering will be sufficient to fund capital expenditures, operating expenses and other cash requirements over the next twelve months. Our long term cash requirements include the capital necessary to fund the next phase of our market expansion, which anticipates launching operations in five additional markets by the end of 2009. Our business plan assumes that cash flow from operating activities of our mature markets will offset the negative cash flow from operating activities and cash flow from financing activities of our additional markets as they are launched on a staggered basis through 2009. We intend to adhere to our policy of fully funding all future market expansions in advance and do not anticipate entering markets without having more than sufficient cash on hand to cover projected cash needs.

Financing Arrangements with Cisco Capital. In 2002, we entered into an amended and restated credit agreement with our former principal lender Cisco Capital, under which Cisco Capital agreed to provide up to

$115.4 million in available credit. This credit facility was subsequently amended to reduce the amount of available credit to $105.4 million. We paid off all outstanding principal and accrued interest owed under this facility, which was $64.3 million, with part of the proceeds of our Initial Public Offering and terminated the facility.

In connection with amendments to our credit facility in November 2002, we granted to Cisco Capital warrants which permit Cisco Capital to acquire up to 714 shares of our common stock at an exercise price of $0.04 per share and 6 shares of our common stock at an exercise price of $3.88 per share. All warrants were exercised in a cashless exercise transaction into 716 shares of common stock by Cisco Capital in November 2005.

Commitments. The following table summarizes our long-term commitments as of December 31, 2005, including commitments pursuant to debt agreements and operating lease obligations:

	Payments Due by Period (Dollars in thousands)				
Contractual Obligations	**Less than 1 Year**	**1 to 3 Years**	**3 to 5 years**	**More than 5 Years**	**Total**
Capital lease obligations	$ 382	$ —	$ —	$ —	$ 382
Operating lease obligations	2,423	7,763	7,672	15,442	33,300
Deferred installation revenues	654	511	—	—	1,165
Anticipated interest payments	18	—	—	—	18
Total	$3,477	$8,274	$7,672	$15,442	$34,865

Stock-Based Compensation

We have generally granted stock options at exercise prices at least equal to the fair value of our common stock on the date of grant. Our compensation committee has responsibility for setting the exercise price for our stock option grants. During our history as a private company, our compensation committee determined our common stock's fair value based upon the committee's review and consideration of such factors as: independent external valuation events such as arms-length transactions in our shares; significant business milestones that may have affected the value of our business; and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA.

For options granted during the period before a publicly traded share price for our common stock was available, our compensation committee determined the exercise price of our stock options based upon the following guidelines: each period (monthly before 2005 and quarterly thereafter), the committee would set the exercise price for stock options to be granted that month based on the last independent external valuation event; the committee would review whether significant business milestones that had occurred since the last external valuation event warranted a change in exercise price; and, at least once every six months, the committee would review the exercise price and compare the current price to internal valuation estimates if no independent external valuation information was available.

During the twelve months preceding December 31, 2005, we granted options one time prior to our initial public offering. This option grant occurred in February 2005, with an exercise price of $11.83. Our compensation committee performed internal valuations that relied principally upon the price at which unrelated third parties purchased our preferred stock in November 2002, July 2004 and December 2004. In the absence of significant business milestones or revised internal valuation estimates, the compensation committee determined that the most recent external valuation event provided the best indicator of fair value. We also granted options concurrent with and subsequent to our initial public offering based on the public market price of our stock on the date of grant.

Our internal valuation estimates relied principally upon the price that unrelated third parties had paid for shares of our stock because our compensation committee determined that then-recent transactions in our preferred stock provided the best available evidence of fair value. In addition, the committee compared this data to valuation estimates using a discounted cash flow method and a guideline public company approach performed as of December 2004.

The discounted cash flow method is an approach commonly used to value business interests that involves estimating the future cash flows of the business and discounting them to their present value. We selected a discount rate based on consideration of the risks inherent in the investment and market rates of return available from alternative investments of similar type and quality. Our cash flow assumptions used in the discounted cash flow method excluded provisions for debt service and reflected the cash flows available to all suppliers of capital (both debt and equity). Accordingly, the discount rate we applied to the cash flow assumptions reflected the return required by all providers of capital. This discount rate represented our weighted average cost of capital, which was calculated by weighting the after-tax required returns on debt and equity by their respective percentages of total capital. The return required by each class of investor reflects the rate of return investors would expect to earn on other investments of equivalent risk. The cost of debt reflected the estimated cost at the time of the internal valuation to obtain long-term debt financing. The cost of equity reflected the required return on equity estimated by the capital asset pricing model. Based on these assumptions, the discount rate used was our weighted average cost of capital, which was estimated at 15.0% to 20.0%. This was the discount rate we used in our discounted cash flow analysis.

In addition, we supplemented the discounted cashflow method using the guideline public company approach, which estimates fair value using earnings or book value multiples derived from the stock price of publicly traded companies engaged in a similar line of business. We accorded less weight to the guideline public company approach due to the difficulty of making direct comparisons between the guideline companies and us as a result of differences in financial and operating performance, growth, size, leverage, relative risk, customer base and revenue composition.

After estimating our business enterprise value using the discounted cash flow and guideline public company methods, we adjusted the indicated business enterprise value range for the value of net debt, employee stock options and warrants. A 20% discount was also applied to the resulting equity value to account for the lack of marketability and lack of control of our shares. This internal valuation estimate supplemented, and was consistent with, our determination of fair value based upon the prices that unrelated third parties paid for our shares in July 2004 and December 2004.

Our stock options granted between December 2004 and December 2005 are set forth in table below:

Month issued	Options issued	Exercise price	Fair value of common
December 2004	34	$11.83	$10.67
February 2005	597	$11.83	$10.67
November 2005	265	$12.00	$12.00
November 2005	109	$11.71	$11.71

The exercise price of the options granted during the foregoing period were equal to or exceeded the estimated fair value of the underlying common stock. Accordingly, none of these grants resulted in the recognition of compensation expense.

Recent Developments

On February 8, 2006, our wholly-owned subsidiary Cbeyond Communications, LLC entered into a credit agreement with Bank of America that provides for a secured revolving line of credit for up to $25.0 million. The following description of the Line of Credit briefly summarizes the facility's terms and conditions that are material to us and is qualified in its entirety by reference to the full text of the credit agreement, which was filed with the SEC on a Form 8-K on February 14, 2006.

General. The secured revolving line of credit will terminate by its terms on February 8, 2011. The revolving line of credit will be available to finance working capital, capital expenditures, and other general corporate purposes. All borrowings will be subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and Fees. The interest rates applicable to loans under the revolving line of credit are floating interest rates that, at our option, will equal a LIBO rate or an alternate base rate plus, in each case, an applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Bank of America, as administrative agent, as its prime rate in effect at its principal office in New York City and (b) the overnight federal funds rate plus 0.50%. The interest periods of the Eurodollar loans are one, two, three or six months, at our option. The applicable margins for LIBO rate loans are 2.25%, 2.50%, and 2.75% for loans drawn in aggregate up to $8.3 million, between $8.3 million and $16.6 million, and between $16.6 million and $25.0 million, respectively. The applicable margins for alternate base rate loans are 0.75%, 1.00%, and 1.25% for loans drawn in aggregate up to $8.3 million, between $8.3 million and $16.6 million, and between $16.6 million and $25.0 million, respectively. In addition, we are required to pay to Bank of America under the revolving line of credit a commitment fee for unused commitments at a per annum rate of 0.50%.

Prepayments. Voluntary prepayments of loans and voluntary reductions in the unused commitments under the revolving line of credit are permitted in whole or in part, in minimum amounts and subject to certain other limitations. Mandatory prepayments are required in an amount equal to 100% of the net cash proceeds of all asset sales or dispositions received by us or any of our subsidiaries greater than $0.5 million in any calendar year and 100% of the net proceeds from the issuance of any debt, other than permitted debt. Mandatory prepayments will permanently reduce the revolving credit commitment.

Security. All of our direct and indirect subsidiaries are guarantors of our obligations under the revolving line of credit. All amounts owing under the line of credit (and all obligations under the guaranties) will be secured by a first lien on all tangible and intangible assets, whether now owned or hereafter acquired, subject (in each case) to exceptions satisfactory to Bank of America.

Covenants and Other Matters. The revolving line of credit requires us to comply with certain financial covenants, including minimum consolidated EBITDA, minimum leverage ratio, as determined by our debt divided by EBITDA, and maximum capital expenditures.

The revolving line of credit also includes certain negative covenants restricting or limiting our ability to, among other things:

- declare dividends or redeem or repurchase capital stock or make other stockholder distributions;
- prepay, redeem or purchase certain debt;
- guarantee or incur additional debt, other than certain permitted indebtedness, including permitted purchase money indebtedness and capital leases;
- engage in sale leaseback transactions;
- make loans or investments;
- grant liens or other security interests to third parties, other than in connection with permitted indebtedness and capital leases;
- engage in mergers, acquisitions, investments in other businesses, or other business combinations;

- transfer assets;
- change our fiscal reporting periods or method of accounting; and
- enter into transactions with affiliates.

The revolving line of credit also contains certain customary representations and warranties, affirmative covenants, notice provisions, indemnification and events of default, including change of control, cross-defaults to other debt and judgment defaults.

Critical Accounting Policies

We prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in our consolidated financial statements and accompanying notes. We believe that of our significant accounting policies, which are described in Note 1 to the consolidated financial statements included herein, the following involved a higher degree of judgment and complexity, and are therefore considered critical. While we have used our best estimates based on the facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, or changes in the accounting estimates that we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition. We recognize revenues when the services are earned. Revenue derived from local voice and data services is billed monthly in advance and deferred until earned at the end of the month. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation, which represented less than 1% of total revenues in 2004 and 2005, is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Although our historical customer churn rate would indicate approximately a four year average customer life, most of our customers enter a three year contract with us. Due to the length of time we have been operating, the initial term of most of our customer contracts has not yet expired. Accordingly, we do not have sufficient experience to estimate whether the average customer life will in fact exceed the term of the customer contract and use the shorter contract period for purposes of amortizing revenues and costs from customer installation and activation. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

Our marketing promotions include various rebates and customer reimbursements that fall under the scope of EITF Issue No. 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future,* and EITF Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer.* In accordance with these pronouncements, we record any promotions as a reduction in revenue when earned by the customer. For promotions earned over time, we ratably allocate the cost of honoring the promotions over the period required for eligibility as a reduction in revenue. EITF 01-09 also requires that measurement of the obligation should be based on the estimated number of customers that will ultimately earn and claim the promotion. During the year ended December 31, 2005, we recognized approximately $325 as a reduction of certain of these obligations to customers to adjust the liability to the amount we estimate will ultimately be earned and claimed by our customers. Prior to 2005, sufficient historical information did not exist to reasonably estimate this amount.

Allowance for Doubtful Accounts. We have established an allowance for doubtful accounts through charges to selling, general and administrative expense. The allowance is established based upon the amount we ultimately expect to collect from customers, and is estimated based on a number of factors, including a specific customer's ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers' service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears. Our allowance for doubtful accounts was $0.8 million, $1.0 million and $1.8 million in 2003, 2004 and 2005, respectively. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if economic conditions worsened, additional allowances may be required in the future, which could have a material effect on our consolidated financial statements. If we made different judgments or utilized different estimates for any period, material differences in the amount and timing of our expenses could result.

Impairment of Long-Lived Assets. In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* we review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, we compare the asset's estimated fair value to its carrying amount. If the estimated fair value of the asset is less than the carrying amount of the asset, we record an impairment loss equal to the excess of the asset's carrying amount over its fair value. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. In 2003, 2004 and 2005, we recorded $3.9 million, $3.1 million and $0.6 million, respectively, of aggregate asset impairment.

Stock-Based Compensation. We account for stock-based compensation using the intrinsic value method prescribed in APB No. 25, *Accounting for Stock Issued to Employees*, or APB No. 25, and related interpretations. SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. We recognize non-cash compensation expense for stock options by measuring the excess, if any, of the estimated fair value of our common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options. Prior to our Initial Public Offering in November 2005, there had been no public market for our stock and therefore no objective value for our stock. In order to determine stock-based compensation expense, we used estimates of the fair value of our common stock based on independent external valuation events, such as arms-length transactions in our shares, significant business milestones that may have affected the value of our business, and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA. Although we believe that these valuation standards were reasonable and generally accepted methods of estimating fair value, they inherently involve a level of subjectivity and judgment. As a public company, the assumptions other than fair market value of the underlying common stock used in assessing stock-based compensation, such as volatility, expected forfeiture rate, and the expected life of the options continue to be subjective estimates.

Valuation Allowances for Deferred Tax Assets. We have established allowances that we use in connection with valuing expense charges associated with our deferred tax assets. Our valuation allowance for our net deferred tax asset is designed to take into account the uncertainty surrounding the realization of our net operating losses and our other deferred tax assets in the event that we record positive income for income tax purposes. For federal and state tax purposes, our net operating loss carry-forwards could be subject to significant limitations on annual use. To account for this uncertainty we have recorded a valuation allowance for the full amount of our net deferred tax asset. As a result the value of our net deferred tax assets on our balance sheet is zero.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, *Statement of Cash Flows.* Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- A modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
- A modified retrospective method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We adopted SFAS No. 123(R) on January 1, 2006 following the modified prospective method. However, had we adopted SFAS No. 123(R) in prior periods, the impact would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the financial statements. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations. The Company expects to incur an additional $4.0 million to $4.5 million of after tax expense in 2006 for employee stock compensation. This estimated range could be impacted by significant changes in the Company's stock price, changes in the level of share-based payments, and changes in employee turnover rates.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("FAS 154"), which replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of this statement will not have a material effect on our financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

All of our financial instruments that are sensitive to market risk are entered into for purposes other than trading. Our primary market risk exposure is related to our marketable securities. We place our marketable securities investments in instruments that meet high credit quality standards as specified in our investment policy guidelines. At December 31, 2005, all investments were in short-term commercial paper due that would be held to maturity and, accordingly, had no financial instruments sensitive to market risk for fluctuations in interest rates.

Item 8. Consolidated Financial Statements and Supplemental Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cbeyond Communications, Inc.

We have audited the accompanying consolidated balance sheets of Cbeyond Communications, Inc. and Subsidiaries (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 27 , 2006

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share amounts)

	December 31	
	2004	2005
Assets		
Current assets:		
Cash and cash equivalents	$22,860	$ 27,752
Marketable securities	14,334	10,170
Accounts receivable, net of allowance for doubtful accounts of $1,033 and $1,811 as of December 31, 2004 and 2005, respectively	5,356	10,688
Prepaid expenses	1,420	3,395
Other current assets	1,047	933
Total current assets	45,017	52,938
Property and equipment, net	51,947	57,068
Long-term investments	567	—
Restricted cash equivalents	762	1,637
Deferred customer installation costs	525	511
Other non-current assets	385	2,678
Total assets	$99,203	$114,832

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(CONTINUED)
(Amounts in thousands, except per share amounts)

	December 31	
	2004	**2005**
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 5,327	$ 9,364
Other accrued expenses	16,912	29,989
Current portion of capital lease obligations	336	382
Current portion of long-term debt	13,666	—
Total current liabilities	36,241	39,735
Deferred installation revenue	525	511
Long-term portion of capital lease obligations	382	—
Long-term debt	56,665	—
Convertible Series B preferred stock, $0.01 par value; 15,206 and no shares authorized; 12,407 and no shares issued and outstanding at December 31, 2004 and 2005, respectively	62,068	—
Convertible Series C preferred stock, $0.01 par value; 1,546 and no shares authorized; 1,437 and no shares issued and outstanding at December 31, 2004 and 2005, respectively	16,895	—
Stockholders' equity (deficit):		
Common stock, $0.01 par value; 65,722 and 50,000 shares authorized at December 31 2004, and 2005, respectively; 132 and 26,560 shares issued and outstanding at December 31, 2004 and 2005, respectively	1	266
Preferred stock, $0.01 par value; 15,000 shares authorized at December 31, 2005	—	—
Deferred stock compensation	(1,210)	(701)
Additional paid-in capital	78,598	230,797
Accumulated deficit	(150,962)	(155,776)
Total stockholders' equity (deficit)	(73,573)	74,586
Total liabilities and stockholders' equity (deficit)	$ 99,203	$ 114,832

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Year ended December 31		
	2003	2004	2005
Revenue	$ 65,513	$113,311	$159,097
Operating expenses:			
Cost of service (exclusive of depreciation and amortization of $12,947, $17,611, and $20,038 respectively, shown separately below)	21,815	31,725	47,161
Selling, general and administrative (exclusive of depreciation and amortization of $8,324, $5,036, and $4,122, respectively, shown separately below)	48,085	65,159	86,453
Write-off of public offering costs	—	1,103	—
Depreciation and amortization	21,271	22,647	24,160
Total operating expenses	91,171	120,634	157,774
Operating income (loss)	(25,658)	(7,323)	1,323
Other income (expense):			
Interest income	715	637	1,325
Interest expense	(2,333)	(2,788)	(2,424)
Gain from write-off of carrying value of debt in excess of principal	—	—	4,060
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)
Other income (expense), net	(220)	(236)	(9)
Net income (loss)	(29,482)	(11,456)	3,736
Dividends accreted on preferred stock	(6,254)	(7,083)	(8,550)
Net loss attributable to common stockholders	$(35,736)	$ (18,539)	$ (4,814)
Net loss attributable to common stockholders per common share:			
Basic and diluted	$(310.75)	$ (143.71)	$ (1.16)
Weighted average common shares outstanding:			
Basic and diluted	115	129	4,159

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(Amounts in thousands)

	Common Stock		Additional			Total Stockholders'
	Shares	Par Value	Paid-in Capital	Deferred Compensation	Accumulated Deficit	Equity (Deficit)
Balance at December 31, 2002	112	$ 1	$ 77,167	$ —	$ (96,687)	$(19,519)
Exercise of stock options	12	—	49	—	—	49
Issuance of stock options to employees	—	—	1,477	(1,477)	—	—
Deferred stock compensation expense	—	—	—	21	—	21
Forfeiture of options	—	—	(24)	24	—	—
Accretion of preferred dividends	—	—	—	—	(6,254)	(6,254)
Accretion of issuance costs	—	—	(126)	—	—	(126)
Net and comprehensive loss	—	—	—	—	(29,482)	(29,482)
Balance at December 31, 2003	124	1	78,543	(1,432)	(132,423)	(55,311)
Exercise of stock options	8	—	30	—	—	30
Issuance of stock options to employees	—	—	191	(191)	—	—
Issuance of stock options to non-employees for services	—	—	78	(78)	—	—
Deferred stock compensation expense	—	—	—	375	—	375
Forfeiture of options	—	—	(116)	116	—	—
Accretion of preferred dividends	—	—	—	—	(7,083)	(7,083)
Accretion of issuance costs	—	—	(128)	—	—	(128)
Net and comprehensive loss	—	—	—	—	(11,456)	(11,456)
Balance at December 31, 2004	132	1	78,598	(1,210)	(150,962)	(73,573)
Exercise of stock options	34	1	129	—	—	130
Issuance of stock options to non-employees for services	—	—	16	(16)	—	—
Deferred stock compensation expense	—	—	—	324	—	324
Forfeiture of options	—	—	(201)	201	—	—
Accretion of preferred dividends	—	—	—	—	(8,550)	(8,550)
Accretion of issuance costs	—	—	(149)	—	—	(149)
Issuance of common stock, net	6,848	69	64,961	—	—	65,030
Issuance of common stock upon conversion of Preferred stock	19,546	195	87,443	—	—	87,638
Net and comprehensive income	—	—	—	—	3,736	3,736
Balance at December 31, 2005	26,560	$266	$230,797	$ (701)	$(155,776)	$ 74,586

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended December 31		
	2003	2004	2005
Operating activities			
Net income (loss)	$(29,482)	$(11,456)	$ 3,736
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	21,271	22,647	24,160
Provision for doubtful accounts	1,369	2,393	3,468
Loss on disposal of property and equipment	1,986	1,746	539
Interest expense offset by reduction in carrying value in excess of principal	(2,578)	(2,281)	(1,618)
Write-down of marketable securities to fair value	220	235	—
Gain from write-off of carrying value of debt in excess of principal	—	—	(4,060)
Non-cash stock compensation expense	21	362	286
Issuance of stock options to vendors for services	—	13	38
Changes in operating assets and liabilities:			
Accounts receivable	(2,971)	(3,574)	(8,800)
Prepaid expenses and other current assets	(3)	(603)	(1,861)
Other assets	(183)	516	(2,454)
Accounts payable	180	(446)	4,037
Accrued employee benefits	1,333	1,403	991
Other accrued expenses	2,901	2,585	11,199
Other liabilities	41	(72)	(14)
Net cash provided by (used in) operating activities	(5,895)	13,468	29,647

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
(Amounts in thousands)

	Year ended December 31		
	2003	2004	2005
Investing activities			
Purchases of property and equipment	(9,083)	(9,783)	(21,329)
Increase from restricted cash equivalents	193	61	(875)
Purchases of marketable securities	(14,492)	(11,790)	(10,556)
Proceeds from asset disposals	7	—	—
Redemption of marketable securities	28,000	18,000	15,287
Net cash provided by (used in) investing activities	4,625	(3,512)	(17,473)
Financing activities			
Proceeds from long-term debt	5,959	1,003	741
Repayment of long-term debt and capital leases	(5,081)	(9,861)	(73,014)
Proceeds from issuance of stock, net of issuance cost	—	16,917	65,006
Proceeds from exercise of stock options	49	30	130
Financing issuance costs	—	(312)	(145)
Net cash provided by (used in) financing activities	927	7,777	(7,282)
Net increase (decrease) in cash and cash equivalents	(343)	17,733	4,892
Cash and cash equivalents at beginning of year	5,470	5,127	22,860
Cash and cash equivalents at end of year	$ 5,127	$ 22,860	$ 27,752
Supplemental disclosure			
Interest paid	$ 4,910	$ 5,070	$ 4,026
Non-cash purchases of property and equipment	$ 17,122	$ 13,958	$ 8,437

See accompanying notes.

CBEYOND COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005
(Amounts in thousands, except per share amounts)

1. Description of Business

Cbeyond Communications, Inc., a managed service provider, was incorporated on March 28, 2000 in Delaware, for the purpose of providing voice and broadband data services to small and medium size business users in major metropolitan areas across the United States. As of December 31, 2005, these services were provided in the metropolitan Atlanta, Dallas, Houston, Denver, and Chicago areas. Beginning in March 2006, Cbeyond began providing service in Los Angeles.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cbeyond Communications, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in the consolidation process.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Revenue Recognition

Revenues are recognized when the services are earned. Revenue derived from local voice and data services is billed in advance and deferred until earned. Revenues derived from other telecommunications services, including long distance, excess charges over monthly rate plans and terminating access fees from other carriers, are recognized monthly as services are provided and billed in arrears.

Revenue derived from customer installation and activation is deferred and amortized over the average estimated customer life of three years on a straight-line basis. Related installation and activation costs are deferred only to the extent that revenue is deferred and are amortized on a straight-line basis in proportion to revenue recognized.

The Company's marketing promotions include various rebates and customer reimbursements that fall under the scope of Emerging Issues Task Force ("EITF") Issue No. 00-22, *Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future* , and EITF Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer.* In accordance with these pronouncements, the Company records any promotion as a reduction in revenue when earned by the customer. For promotions earned over time, the Company ratably allocates the cost of honoring the promotion over the underlying promotion period as a reduction in revenue. EITF 01-09 additionally requires that measurement of the obligation should be based on the estimated number of customers that will ultimately earn and claim the promotion. During the year ended December 31, 2005, the Company recognized approximately $336 as a reduction of certain of these obligations to customers to adjust the liability to the amount the Company estimates will ultimately be earned and claimed by its customers. Prior to 2005, sufficient historical information did not exist to reasonably estimate this amount.

Allowance for Doubtful Accounts

The allowance is established based upon the amount the Company ultimately expects to collect from customers, and is estimated based on a number of factors, including a specific customer's ability to meet its financial obligations to the Company, as well as general factors, such as length of time the receivables are past due, historical collection experience and the general economic environment. Customer accounts are written off against the allowance upon disconnection of the customers' service, at which time the accounts are deemed to be uncollectible. Generally, customer accounts are considered delinquent and service is disconnected when they are sixty days in arrears.

Cash and Cash Equivalents

Cash and cash equivalents include all U.S. government backed highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amount of cash and cash equivalents approximates fair value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents consist of certificates of deposit held as collateral for letters of credit issued on behalf of the Company. Some vendors providing services to the Company require letters of credit to be redeemed in the event the Company cannot meet its obligations to the vendor. These letters of credit are issued to the Company's vendors, and in return, the Company is required to maintain cash or cash equivalents on hand with the bank at a dollar amount equal to the letters of credits outstanding, the majority of which is maintained in 5 year certificates of deposit, with the remainder in a restricted cash account with a commercial bank. In the event market conditions change and the letters of credit outstanding increase beyond the level of cash on hand at a commercial bank, the Company will be required to provide additional capital. The Company's collateral requirements (restricted cash) were $762 and $1,637 as of December 31, 2004 and 2005, respectively.

Marketable Securities

Marketable securities consist of commercial paper and mutual funds. All marketable securities are classified as investments available for sale as the Company does not have the intent to hold the investments to the underlying original maturities. The Company's investments available for sale are carried at fair value or at cost, which approximates fair value. The Company considered the unrealized losses at December 31, 2004 to be other than temporary because the underlying securities held by the mutual fund were interest rate sensitive and unlikely to recover their value in the near future. Further, during 2005 the Company liquidated its mutual fund holdings and realized all losses on the investment. The Company recorded losses of $235 and $13 in earnings for 2004 and 2005, respectively, to reduce the cost basis of its investments to fair value.

The adjusted cost bases, which equal fair value, are as follows:

	December 31	
	2004	2005
Mutual Fund	$14,334	$ —
Commercial Paper	—	10,170
Total Marketable Securities	$14,334	$10,170

The mutual fund's target duration was two years +/- 0.5 years, and its expected interest rate sensitivity and benchmark was based on the two-year U.S. Treasury note. Substantially all of the fund's assets were invested in

U.S. government securities and in instruments based on U.S. government securities. The balance of the fund may be invested in non-U.S. government securities rated AAA, or comparable rating, at the time of purchase. As of December 31, 2005, the Company held debt securities consisting of commercial paper maturing in January 2006.

Property and Equipment

Property and equipment is stated at cost and depreciated over estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the life of the lease or the duration of their economic value to the Company. Repair and maintenance costs are expensed as incurred.

Network engineering costs incurred during the construction phase of the Company's networks are capitalized as part of property and equipment and recorded as construction-in progress until the projects are completed and placed into service.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such amounts are measured using tax rates that are expected to be in effect when the differences reverse.

Impairment and Other Losses on Long-Lived Assets

The Company evaluates impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. If the Company's review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted cash flows when possible, the impairment will be measured by comparing the carrying value of the asset to the fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. The Company's review will be at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other business units.

During 2003 and 2004, the Company replaced certain categories of network equipment with newer equipment having greater functionality in order to improve network efficiency and performance. The equipment being replaced had no further use in the network, and the replacement of this class of assets comprised a substantial portion of the loss on disposal of fixed assets in each year. During the normal course of operations, the Company also writes equipment off that it is not able to recover from former customers. This equipment resides at customer locations to enable connection to the Company's telecommunications network. The gross value of equipment written off during 2003, 2004, and 2005 was $3,896, $3,073 and $641, respectively.

Marketing Costs

The Company expenses marketing costs, including advertising, in support of its sales efforts as these costs are incurred. Such costs amounted to approximately $278, $1,021 and $1,819 during 2003, 2004 and 2005, respectively.

Deferred Financing Costs

During 2004 and 2005, respectively, the Company recorded $312 and $42 of deferred costs associated with amendments to its credit facility with Cisco Systems Capital Corporation ("Cisco Capital"). Of these costs, approximately $38 and $50 were amortized to interest expense in 2004 and 2005, respectively. Upon the payoff of the Cisco Capital facility in November 2005, the net remaining deferred financing costs were written off as a reduction of the gain recognized upon the payoff of our debt (see Note 6).

The Company also incurred $103 of deferred loan costs in 2005 in connection with obtaining a line of credit facility commitment from Bank of America that was finalized in 2006 (the "Line of Credit"). In accordance with the Company's policy, deferred loan costs are amortized from the effective date of the agreement or amendment over the then remaining life of the facility.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of trade accounts receivable, which are unsecured. The Company's risk is limited due to the fact that there is no significant concentration with one customer or group of customers. Because the Company's operations were conducted in Atlanta, Georgia; Dallas, Texas; Houston, Texas; Denver, Colorado; and Chicago, Illinois, its revenues and receivables were geographically concentrated in these cities.

Fair Value

The Company has used the following methods and assumptions in estimating its fair value disclosures for financial instruments:

- The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, restricted cash and cash equivalents, marketable securities and accounts receivable equals or approximates their respective fair values.
- The carrying amounts reflected in the consolidated balance sheets for long-term debt approximates fair value due to variable interest rates. The carrying amounts reported in the consolidated balance sheets for capital leases approximate fair value due to the use of imputed interest rates based on the variable interest rates of the Company's debt.

Stock-Based Compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations. Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. Accordingly, non-cash compensation expense for stock options is determined by measuring the excess, if any, of the estimated fair value of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock and amortizing that excess on a straight-line basis over the vesting period of the applicable stock options.

Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net loss would be as follows (see Note 9):

	Year ended December 31		
	2003	2004	2005
Net loss attributable to common stockholders	$(35,736)	$(18,539)	$(4,814)
Add: total stock-based compensation expense determined under the intrinsic value based method	21	362	286
Deduct: total stock-based compensation expense determined under the fair value based method	(1,172)	(1,880)	(2,716)
Pro forma net loss attributable to common stockholders	$(36,887)	$(20,057)	$(7,244)
Net loss attributable to common stockholders per common share:			
Basic and diluted—as reported	$(310.75)	$(143.71)	$ (1.16)
Basic and diluted—pro forma	$(320.76)	$(155.48)	$ (1.74)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.* All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the equity instrument issued, which the Company deems more reliably measurable than the fair value of the consideration received. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance, or obligation to perform, is complete or the date on which it is probable that performance will occur.

During 2004, and 2005, respectively, the Company issued 13 and 3 common stock options to vendors for services. In 2004 and 2005, respectively, these options were valued at $78 and $16, of which $13 and $38 was recognized in selling, general and administrative expenses.

Basic and Diluted Net Loss Attributable to Common Stockholders per Common Share

Basic net loss attributable to common stockholders per common share excludes dilution for potential common stock issuances and is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss attributable to common stockholders for all periods presented, the conversion of Preferred Stock and the exercise of stock options and warrants were not considered in the computation of diluted net loss attributable to common stockholders per common share because their effect is anti-dilutive.

Reclassifications

Certain amounts have been reclassified in the consolidated financial statements to conform to the current year presentation. The consolidated statements of cash flows for 2004 includes a reclassification of $409 to reflect certain non-cash leasehold improvements. Net cash provided by operating activities and net cash used in investing activities were each reduced by this amount. Certain amounts have been added to Note 7 for comparative purposes.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, *Statement of Cash Flows.*

Generally the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon adopting SFAS No. 123(R).

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
- A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company adopted SFAS No. 123(R) on January 1, 2006 following the modified prospective method. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations. The Company expects to incur an additional $4,000 to $4,500 of after tax expense in 2006 for employee stock compensation. This estimated range could be impacted by significant changes in the Company's stock price, changes in the level of share-based payments, and changes in employee turnover rates.

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*—An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of this statement will not have a material effect on our financial condition or results of operations.

3. Property and Equipment

Property and equipment consist of:

	Year ended December 31,		
	Useful Lives	2004	2005
	(In years)		
Network and lab equipment	3–5	$ 79,638	$101,172
Leasehold improvements	2–5	2,813	4,461
Computers and software	3	26,685	32,119
Furniture and fixtures	7	1,806	2,382
Construction-in progress		2,906	2,839
		113,848	142,973
Less accumulated depreciation and amortization		(61,901)	(85,905)
Property and equipment, net		$ 51,947	$ 57,068

Any future debt outstanding under the Company's line of credit with Bank of America will be collateralized by a pledge of substantially all of the assets of the Company.

4. Accrued Liabilities

	December 31	
	2004	2005
Accrued compensation and benefits	$ 3,945	$ 4,936
Accrued taxes	4,839	6,307
Accrued telecommunications costs	3,788	9,445
Accrued professional fees	862	1,204
Deferred rent	994	2,135
Deferred customer revenue	638	3,447
Deferred installation revenue	693	654
Other accrued expenses	1,153	1,861
Total Accrued Liabilities	$16,912	$29,989

5. Capitalization

Common Stock

In conjunction with the initial public offering, Cbeyond's certificate of incorporation was amended to authorize 50,000 shares of common stock. In November 2005, Cbeyond issued 6,132 shares of common stock in an initial public offering for $12.00 a share, and as more fully described below, issued 19,546 shares of common stock as a result of the conversion of preferred shares, including accumulated dividends. The proceeds from the offering were $65,006, net of underwriter commissions of $4,941 and expenses of $3,641. As of December 31, 2005, no shares are reserved for issuance under the Company's 2002 Stock Incentive Plan, 2,110 shares are reserved for issuance under the Company's 2005 Stock Incentive Plan. Subsequent to the initial public offering and prior to December 31, 2005 all outstanding warrants were exercised in a cashless transaction resulting in the issuance of 716 common shares (see Note 7). Also in conjunction with the initial public offering, the Company affected a 1 for 3.88 reverse stock split. All share and per share amounts included in these financial statements and footnotes have been adjusted to reflect this split as if it were in effect for all periods presented.

Preferred Stock

In November 2002, in connection with a corporate reorganization and pursuant to a stock purchase agreement, Cbeyond issued 12,398 shares of Series B preferred stock ("Series B") for $3.88 per share; including 753 shares issued in conjunction with the cancellation of debt (see Note 7). In December 2004, Cbeyond amended its certificate of incorporation to authorize 15,206 shares of Series B and 1,546 shares of Series C preferred stock ("Series C") and, pursuant to a stock purchase agreement with substantially all of the existing Series B preferred stockholders and certain other investors, Cbeyond issued 1,437 shares of Series C for $11.83 per share. Additionally, the Company issued 9 shares of Series B to an existing Series B preferred stockholder at $3.88 per share under the stockholders' prior stock purchase agreement.

Each share of the Series B and Series C (collectively, the "Preferred Stock") was convertible initially into one share of the Company's common stock. The conversion price per share of common stock was equal to the original price paid per share of Preferred Stock. All of the shares of Preferred Stock would automatically convert to common stock in the event of a public offering of the Company's common stock meeting certain conditions, subject to adjustment for dilutive events. In November 2005, The Company completed such a public offering. Accordingly, 12,407 and 1,570 issued and outstanding shares of Series B and Series C, respectively, were converted into common stock at the time of the transaction. The cumulative unpaid dividends of Series B and Series C were converted into 5,413 and 156 shares of common stock, respectively.

The Preferred Stock was redeemable through the exercise of a put option upon the vote of a majority of the holders of the Preferred Stock beginning November 1, 2007 if there had not been either a sale of the Company or a qualified initial public offering of its common stock. If the put option was exercised, the repurchase price would have been the greater of (a) the Liquidation Value, or (b) the fair market value per share of the Company as determined by provisions outlined in the Second Amended and Restated Shareholder Agreement. The Company classified its Preferred Stock outside of equity in accordance with EITF Topic D-98, *Classification and Measurement of Redeemable Securities* ("Topic D-98"), because the redemption provisions of the put option were not solely within the control of the Company, without regard to the probability of whether the redemption requirements would ever be triggered.

Topic D-98 establishes that the initial carrying value of the Preferred Stock should be the fair value at the date of issuance. Topic D-98 further provides that if the Preferred Stock is not redeemable currently and that it is not probable that the security will become redeemable, then subsequent adjustments to redemption value are not necessary until it is probable that the Preferred Stock will become redeemable. Accordingly, since inception, the Company determined that it is not probable that a qualified initial public offering of its stock would not be achieved before November 1, 2007. In making this determination, the Company assessed the likelihood of redemption based on the Preferred Stock redemption provisions and the specific facts and circumstances at each reporting period. The Company's business plan since inception was to expand into numerous major metropolitan markets replicating a similar operating model. Successful execution of this business model was predicated on obtaining significant funds through a public offering of its common stock within a reasonable period of time after inception.

The Preferred Stock accumulated dividends at an annual rate of 12% compounded daily on the Preferred Stock's liquidation value. The liquidation value of the Preferred Stock was equal to the original price paid per share of Preferred Stock plus cumulative unpaid dividends. As of December 31, 2003 and 2004, no dividends had been declared or paid and cumulative unpaid dividends on the Preferred Stock were $7,212 and $14,295, respectively. As provided for in the Company's amended and restated certificate of incorporation, accumulated dividends of $22,845 accrued through the date of the public offering were paid in common stock in lieu of cash upon conversion of the Preferred Stock.

The holders of the Company's common stock and Preferred Stock voted as one class, with each share of Preferred Stock entitled to one vote for each share of common stock issuable upon conversion.

As of December 31, 2005, Cbeyond was authorized to issue up to 15,000 shares of Preferred Stock, of which there were no shares issued or outstanding.

The following table summarizes the Preferred Stock transactions during the period covered by these financial statements:

	Series B	Series C
Balance at December 31, 2002	$ 48,455	$ —
Accretion of preferred dividends	6,254	—
Accretion of issuance costs	126	—
Balance at December 31, 2003	54,835	—
Issuance of preferred stock	35	16,882
Accretion of preferred dividends	7,072	11
Accretion of issuance costs	126	2
Balance at December 31, 2004	62,068	16,895
Adjustments to issuance costs	—	(24)
Accretion of preferred dividends	6,719	1,831
Accretion of issuance costs	107	42
Conversion to common stock	(68,894)	(18,744)
Balance at December 31, 2005	$ —	$ —

6. Long-Term Debt

At December 31, 2005, there was no long-term debt outstanding as a result of the Company using proceeds from its initial public offering of common stock to pay off and cancel its credit facility with Cisco Capital (the "Credit Facility"). Subsequent to December 31, 2005, the Company finalized a line of credit for up to $25,000 with Bank of America, the major terms of which are outlined as follows.

On February 8, 2006, the Company entered into a credit agreement with Bank of America that provides for a secured revolving line of credit for up to $25,000. The interest rates applicable to loans under the revolving line of credit are floating interest rates that, at the Company's option, will equal a LIBO rate or an alternate base rate plus, in each case, and applicable margin. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate of interest per annum publicly announced from time to time by Bank of America, as administrative agent, as its prime rate in effect at its principal office in New York City and (b) the overnight federal funds rate plus 0.50%. The interest periods of the Eurodollar loans shall be 1, 2, 3 or 6 months, at the Company's option. The applicable margins for LIBO rate loans are 2.25%, 2.50%, and 2.75% for loans drawn in aggregate up to $8,300, between $8,300 and $16,600, and between $16,600 and $25,000, respectively. The applicable margins for alternate base rate loans are 0.75%, 1.00%, and 1.25% for loans drawn in aggregate up to $8,300, between $8,300 and $16,600, and between $16,600 and $25,000, respectively. In addition, we are required to pay to Bank of America under the revolving line of credit a commitment fee for unused commitments at a per annum rate of 0.50%. The term of the facility is five years. In addition, the facility contains certain restrictive covenants, including restrictions on the payment of dividends.

As of December 31, 2004, long-term debt consisted of the following:

	December 31, 2004
Credit Facility:	
Principal balance	$ 64,387
Carrying value in excess of principal	5,944
	70,331
Less current portion	(13,666)
Long-term debt	$ 56,665

The Company entered into the Credit Facility in 2001 to support the Company's entry into its first five markets. The Credit Facility was amended five times through March 2005 to accommodate new market expansions and changing economic conditions. After all amendments, the Credit Facility provided for borrowings of up to $105,400 through December 31, 2005, payable in quarterly installments through March 31, 2010. The Credit Facility was secured by substantially all of the assets and equity of the Company and restricted the payment of dividends. Borrowings under the facility bore interest at either a variable rate of LIBOR plus a margin of between 3.5% and 5.5%, depending on the Company's leverage ratio, or at a fixed rate that ranged from 6.85% to 8.85% during the time the loan was outstanding. The majority of borrowings available under the Credit Facility were restricted to purchases of network equipment and services.

In connection with amendments to the Credit Facility in November 2002, the Company issued warrants to Cisco Capital to acquire up to 720 shares of the Company's common stock at an exercise price of approximately $0.04 per share. The Company calculated a fair value for the warrants of $2,215 using a binomial valuation model with the following assumptions: volatility factor of 97.9%, fair value of common stock of $3.10, estimated life of the warrants of 7.4 years, and risk-free interest rate of 3.64%. These warrants, which were subject to vesting upon the occurrence of certain triggering events, became fully vested during 2005 and were exercised in 2005 subsequent to the initial public offering.

In addition, the Company amended the Credit Facility as part of a corporate reorganization in November 2002. In conjunction with this amendment, Cisco Capital cancelled $25,000 of the amount outstanding in exchange for 753 shares of Series B ("Debt Exchange"). As a result of the significant discount on the value of the Company's debt cancelled in the Debt Exchange, the Company accounted for the exchange as a troubled debt restructuring in accordance with SFAS No. 15 and EITF Issue No. 02-4, *Determining whether Debtor's Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15.* Under SFAS No. 15, a gain is recognized to the extent that the carrying amount of the debt before the restructuring, net of unamortized discounts and loan costs and other consideration exchanged as partial settlement, exceeds future contractual payments (principal and interest combined) of the restructured debt. Based on this calculation, the Company recorded a gain of $4,338 at the date of the restructuring. Projected future interest payments estimated based on the interest rate in effect at the date of the restructuring, approximately 7.3%, were considered carrying value in excess of principal. As interest was paid in subsequent periods, payments were applied against the carrying value, resulting in no interest expense after the date of restructuring, except to the extent actual interest rates exceeded the interest rate in effect at the date of restructuring, which occurred during 2003 and 2004. During 2003 and 2004, such changes in estimates totaled approximately $282 and $259 and are reflected as an increase in interest expense. The effects of such fluctuations are recognized in the period the applicable interest rate changes, except that no gain is recorded until it can no longer be offset by future payments.

The table below illustrates the activity recognized from the date of the troubled debt restructuring through the final pay-off of the debt after the initial public offering.

Debt cancelled	$25,000
Less:	
Value of preferred stock exchanged	(2,902)
Warrants issued with restructure	(2,215)
Unamortized debt discount	(3,636)
Unamortized deferred financing costs written off	(393)
Restructuring transaction costs	(264)
Carrying value in excess of principal at restructure	15,590
Gain on restructuring of debt	(4,338)
Interest payments recorded as a reduction of carrying value in 2002	(449)
Carrying value in excess of principal as of December 31, 2002	10,803
Interest payments recorded as a reduction of carrying value in 2003	(2,578)
Carrying value in excess of principal as of December 31, 2003	8,225
Interest payments recorded as a reduction of carrying value in 2004	(2,281)
Carrying value in excess of principal as of December 31, 2004	$ 5,944
Interest payments recorded as a reduction of carrying value in 2005	(1,618)
Write-off of net remaining carrying value in excess of principal upon early repayment of debt	(4,326)
Carrying value in excess of principal as of December 31, 2005	$ —

7. Income Taxes

The current and deferred income tax provisions were as follows for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Current			
Federal	$ —	$ —	$ —
State	—	—	—
Total current	—	—	—
Deferred			
Federal	(9,892)	(4,002)	6,097
State	(1,309)	(286)	436
Change in valuation allowance	11,201	4,288	(6,533)
Total deferred	$ —	$ —	$ —
Income tax provision	$ —	$ —	$ —

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for financial statement purposes for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Federal income tax (benefit) provision at statutory rate	$ (9,937)	$(4,010)	$ 1,308
State income taxes, net of federal benefit	(1,315)	(286)	93
Nondeductible expenses	51	8	147
Adjustments to net operating loss carryforward	—	—	4,985
Change in valuation allowance	11,201	4,288	(6,533)
	$ —	$ —	$ —

The income tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective income tax bases, which give rise to deferred tax assets and liabilities, as of December 31, 2004 and 2005 are as follows:

	2004	2005
Deferred tax assets:		
Net operating loss	$ 45,637	$ 38,068
Carrying value in excess of principal	2,289	831
Allowance for doubtful accounts	465	679
Impairment of investments	175	176
Accrued liabilities	1,463	2,421
Organization costs	14	—
Other	221	(118)
Gross deferred tax assets	50,264	42,057
Deferred tax liabilities:		
Property and equipment	4,958	3,284
Gross deferred tax liabilities	4,958	3,284
Net deferred tax assets	45,306	38,773
Valuation allowance	(45,306)	(38,773)
Net deferred taxes	$ —	$ —

The Company has federal and state net operating loss carryforwards of approximately $103,728 and $70,543, respectively, which begin expiring in 2020. Utilization of existing net operating loss carryforwards may be limited in future years if significant ownership changes were to occur. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 2004 and 2005, due to the uncertainty of future taxable income.

8. Stock Incentive Plans

In November 2005, in connection with the Company's Initial Public Offering, the Company adopted the Cbeyond Communications, Inc. 2005 Equity Incentive Plan ("Incentive Plan"). The Incentive Plan permits the grant of nonqualified stock options, incentive stock options, restricted stock and stock purchase rights. The number of shares of common stock that may be issued pursuant to the Plan is 2,191. Substantially all of the options granted under the Incentive Plan following the 2005 Initial Public Offering vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices not less than fair market value of the Company's common stock on the date of grant. The fair market value of the Company's common stock will be determined by the closing price of the Company's common stock on the NASDAQ on the grant date. Options expire 10 years after the grant date.

In November 2002, in connection with the Company's recapitalization, the Company adopted the Cbeyond Communications, Inc. 2002 Equity Incentive Plan ("2002 Plan") and issued 1,621 and 295 options thereunder with respective vesting periods of two and three years. The 2002 Plan permits the grant of nonqualified stock options, incentive stock options and stock purchase rights. The number of shares of common stock that may be issued pursuant to the 2002 Plan is 3,608. Substantially all of the options granted under the 2002 Plan following the 2002 recapitalization vest at a rate of 25% per year over four years, although the Board of Directors may occasionally approve a different vesting period. Options are granted at exercise prices equal to or greater than 85% of estimated fair value of the Company's common stock on the date of grant. For each fiscal year since the 2002 recapitalization and prior to the Company's Initial Public Offering in November 2005, the Company had determined the fair value of its common stock by using independent external valuation events such as arms-length transactions in our shares, significant business milestones that may have affected the value of our business, and internal valuation estimates based on discounted cash flow analysis of our financial results or other metrics, such as multiples of revenue and adjusted EBITDA. Options expire 10 years after the grant date.

A summary of the status of the Incentive Plan, the 2002 Plan and the 2000 Plan is presented in the table below:

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2002	2,107	$ 3.9110
Granted	714	3.8800
Exercised	(12)	3.8804
Forfeited	(145)	3.9669
Outstanding, December 31, 2003	2,664	3.8998
Granted	344	11.3502
Exercised	(8)	3.8800
Forfeited	(118)	4.1147
Outstanding, December 31, 2004	2,882	4.7809
Granted	971	11.8654
Exercised	(33)	3.9158
Forfeited	(177)	6.638
Outstanding, December 31, 2005	3,643	$ 6.6004
Options exercisable, December 31, 2003	1,463	$ 3.9898
Options exercisable, December 31, 2004	2,003	$ 3.9006
Options exercisable, December 31, 2005	2,236	$ 4.2490
Options available for future grant	2,110	

The weighted-average fair value of all options at grant date for options granted in 2003, 2004, and 2005 was $3.8757, $5.5736 and $11.8654 per share, respectively. The amount by which fair value of the stock exceeds an option's exercise price at the applicable grant date is amortized over the vesting period and recognized as non-cash stock option compensation in the consolidated statement of operations. The weighted-average remaining contractual life of outstanding options at December 31, 2005 is 7.8 years.

The following table provides additional information based on the exercise prices of options outstanding at December 31, 2005:

Option Price	Options Outstanding	Options Exercisable	Contractual Life
$3.88	2,409	2,135	7.0
$11.71	99	4	9.9
$11.83	617	12	9.1
$12.00	262	2	9.8
$12.03	252	79	8.6
$13.43	4	4	5.5
Total	3,643	2,236	7.8

The Company follows APB No. 25 and related Interpretations in accounting for its stock options. Under APB No. 25, if the exercise price of the Company's employee stock options equals the market value of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net loss, as presented in Note 3, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a binomial option-pricing model with the following weighted-average assumptions:

	2003	2004	2005
Risk-free interest rate	3.7%	3.4%	3.9%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility	79.2%	53.7%	55.3%
Expected lives (years)	7.6	7.5	6.7

9. Commitments

The Company has entered into various operating and capital leases, with expirations through 2016, for network facilities, office space, equipment, and software used in its operations. Future minimum lease obligations under noncancelable operating leases and maturities of capital lease obligations as of December 31, 2005 are as follows:

	Operating	Capital
2006	$ 2,423	$400
2007	3,831	
2008	3,932	
2009	3,998	
2010	3,674	
Thereafter	15,442	
	$33,300	400
Less amounts representing interest		(18)
Present value of minimum lease payments		382
Less current portion		382
Obligations under capital leases—net of current portion		$ —

Total rent expense for the years ended December 31, 2003, 2004 and 2005 was $2,017, $2,218 and $2,766, respectively. Certain real estate leases have fixed escalation clauses, rent holidays, and leasehold improvement allowances. Such allowances were $409 and $887 in 2004 and 2005, respectively. Expense under such operating leases is recorded on a straight-line basis over the life of the lease.

The net book value of the software under capital leases at December 31, 2003, 2004 and 2005 was $1,197, $870 and $544, respectively. The Company applies its incremental borrowing rate in effect at the time a capital lease is initiated to determine the present value of the future minimum lease payments.

At December 31, 2005, the Company had outstanding letters of credit of $1,637. These letters of credit expire at various times through August 2007 and collateralize the Company's obligations to third parties for leased space. The fair value of these letters of credit approximates contract values.

10. Employee Benefit Plan

The Company has a 401(k) Profit Sharing Plan ("Plan") for the benefit of eligible employees and their beneficiaries. All employees are eligible to participate in the Plan on the first day of the following quarter of the Plan year following the date of hire provided they have reached the age of 18. The Plan provides for an employee deferral up to 25% of eligible compensation. The Plan does not provide for a matching contribution by the employer.

11. Selected Quarterly Financial Data (unaudited)

Unaudited Interim Results

The accompanying unaudited interim condensed consolidated financial statements and information have been prepared in accordance with accounting principles generally accepted in the United States and in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management these financial statements contain all normal and recurring adjustments considered necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Revenue	$24,503	$26,949	$29,732	$32,127
Gross profit (exclusive of depreciation and amortization)	18,072	19,297	21,247	22,970
Write-off of public offering cost	—	—	—	1,103
Operating loss	(2,906)	(1,574)	(1,015)	(1,828)
Depreciation and amortization expense	6,306	5,225	5,360	5,756
Net loss	$ (3,791)	$ (2,551)	$ (1,797)	$ (3,317)
Net loss attributable to common stockholders	$ (5,471)	$ (4,282)	$ (3,600)	$ (5,186)
Net loss attributable to common stockholders per common share—basic and diluted	$ (43.77)	$ (33.02)	$ (27.59)	$ (39.50)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Revenue	$35,176	$38,182	$41,403	$44,336
Gross profit (exclusive of depreciation and amortization)	24,732	26,802	29,408	30,994
Operating profit (loss)	(1,117)	(289)	1,380	1,349
Depreciation and amortization expense	5,674	5,978	6,097	6,411
Gain from write-off of carrying value in excess of principal	—	—	—	4,060
Net income (loss)	$(1,576)	$ (932)	$ 928	$ 5,316
Net income (loss) attributable to common stockholders	$(3,961)	$(3,417)	$(1,660)	$ 4,224
Net loss attributable to common stockholders per common share—basic	$(28.63)	$(21.96)	$(10.06)	$ 0.26
Net loss attributable to common stockholders per common share—diluted	$(28.63)	$(21.96)	$(10.06)	$ 0.20

12. Segment Information

The Company is organized and managed on a geographical segment basis, as follows: Atlanta, Dallas, Denver, Houston, Chicago and Los Angeles. The balance of operations are centralized in the Corporate group and serve all customers and markets. The Corporate group primarily consists of executive, administrative and support functions and unallocated operations, including network operations, customer care, and customer provisioning. The Corporate costs are not allocated to the individual operating segments.

Specifically, the Company's chief operating decision maker allocates resources to and evaluates the performance of its segments based on revenue, direct operating expenses, and certain non-GAAP financial measures. The accounting policies of the Company's reportable segments are the same as those described in the summary of significant accounting policies.

The asset totals disclosed by segment are directly managed at the segment level and include accounts receivable and certain fixed assets uniquely identifiable with the operations of a particular segment. Corporate assets primarily include cash and cash equivalents, investments, fixed assets, and other assets.

The table below presents information about the Company's reportable segments:

	Year Ended December 31,		
	2003	2004	2005
Revenue:			
Atlanta	$ 27,033	$ 42,236	$ 53,719
Dallas	19,813	33,129	42,277
Denver	18,667	35,051	47,916
Houston	—	2,895	13,051
Chicago	—	—	2,134
Total revenue	$ 65,513	$113,311	$159,097
Adjusted EBITDA:			
Atlanta	$ 11,851	$ 24,986	$ 30,174
Dallas	4,235	12,353	18,561
Denver	5,230	17,750	24,954
Houston	(187)	(3,954)	1,377
Chicago	—	(565)	(5,470)
Los Angeles	—	—	(382)
Corporate	(25,495)	(33,768)	(43,407)
Total Adjusted EBITDA	$ (4,366)	$ 16,802	$ 25,807
Operating profit (loss):			
Atlanta	$ 7,384	$ 18,922	$ 24,255
Dallas	678	7,281	13,374
Denver	2,568	13,404	19,773
Houston	(210)	(4,658)	(285)
Chicago	—	(568)	(6,090)
Los Angeles	—	—	(382)
Corporate	(36,078)	(41,704)	(49,322)
Total operating income (loss)	$(25,658)	$ (7,323)	$ 1,323
Depreciation and amortization expense:			
Atlanta	$ 4,465	$ 6,064	$ 5,919
Dallas	3,557	5,072	5,187
Denver	2,663	4,346	5,181
Houston	24	703	1,662
Chicago	—	3	620
Corporate	10,562	6,459	5,591
Total depreciation and amortization	$ 21,271	$ 22,647	$ 24,160

	Year Ended December 31,		
	2003	2004	2005
Capital expenditures:			
Atlanta	$ 7,944	$ 2,742	$ 4,946
Dallas	6,181	2,870	3,976
Denver	6,379	3,903	3,838
Houston	948	4,041	4,039
Chicago	—	2,325	3,256
Los Angeles	—	—	2,131
Corporate	4,753	7,860	7,580
Total capital expenditures	$26,205	$23,741	$ 29,766
Total assets:			
Atlanta	$16,227	$12,552	$ 12,954
Dallas	14,528	11,920	11,514
Denver	12,382	11,731	11,463
Houston	930	5,355	9,113
Chicago	—	2,322	5,695
Los Angeles	—	—	2,131
Corporate	42,981	55,323	61,962
Total assets	$87,048	$99,203	$114,832

	Year Ended December 31,		
	2003	2004	2005
Reconciliation of Adjusted EBITDA to Net income (loss):			
Total Adjusted EBITDA for reportable segments	$ (4,366)	$ 16,802	$ 25,807
Depreciation and amortization	(21,271)	(22,647)	(24,160)
Non-cash stock option compensation	(21)	(375)	(324)
Write-off of public offering cost	—	(1,103)	—
Interest income	715	637	1,325
Interest expense	(2,333)	(2,788)	(2,424)
Gain from write-off of carrying value of debt in excess of principal	—	—	4,060
Loss on disposal of property and equipment	(1,986)	(1,746)	(539)
Other income (expense), net	(220)	(236)	(9)
Net income (loss)	$(29,482)	$(11,456)	$ 3,736

13. Initial Public Offering Costs

In 2004, the Company began work in connection with an initial public offering of common stock. In connection with the proposed offering, the Company incurred legal and accounting fees of approximately $1.1 million. Although such transaction costs are typically deferred and deducted from the proceeds of this offering as a charge against additional paid-in capital, due to the length of time that has transpired since these costs were incurred and other considerations, management determined it was appropriate to expense such costs. Beginning in early 2005, the Company began incurring additional costs associated with its initial public offering which occurred in November 2005. The costs associated with the November 2005 public offering, excluding the underwriting discount, totaled $3,641 and were offset against the proceeds of the offering.

14. Contingencies

Triennial Review Remand Order

In February 2005, the Federal Communications Commission (the "FCC") issued its Triennial Review Remand Order (the "TRRO") and adopted new rules, effective March 11, 2005, governing the obligations of incumbent local exchange carriers ("ILECs") to afford access to certain of their network elements, if at all, and the cost of such facilities. The TRRO reduces the ILECs' obligations to provide high-capacity loops within, and dedicated transport facilities between, certain ILEC wire centers that are deemed to be sufficiently competitive, based upon various factors such as the number of fiber-based colocators and/or the number of business access lines within such wire centers. In addition, certain caps are imposed regarding the number of UNE facilities that a company, like the Company, may have on a single route or into a single building. Where the wire center conditions or the caps are exceeded, the TRRO eliminates the ILECs' obligations to provide these high-capacity circuits to competitors at the discounted rates historically received under the 1996 Telecommunications Act.

The rates charged by ILECs for the Company's high-capacity circuits in place on March 11, 2005 that were affected by the FCC's new rules were increased 15% effective for one year until March 2006. In addition, by March 10, 2006, the Company was required to transition those existing facilities to alternative arrangements, such as other competitive facilities or the higher-priced "special access services" offered by the ILECs, unless another rate had been negotiated. Subject to any contractual protections under the Company's existing interconnection agreements with ILECs, beginning March 11, 2005, the Company was also potentially subject to the ILECs' higher "special access" pricing for any new installations of DS-1 loops and/or DS-1 and DS-3 transport facilities in the affected ILEC wire centers, on the affected transport routes or that exceeded the caps.

The Company estimated the probable liability for implementation of certain provisions of the TRRO and has accrued approximately $1,892 through December 31, 2005 for these liabilities, which were charged to cost of service in the year ended December 31, 2005. The estimate includes $1,553 for the total cost impact related to wire centers and transport routes deemed sufficiently competitive. For costs associated with the caps imposed on the number of circuits that the Company may have on a single route or into a single building, approximately $339 is reflected in the results of operations through December 31, 2005. This estimate is for all markets except for a portion of Denver's circuits and is based on special access rates available under volume and/or term pricing plans, which represent the low end of the range for special access pricing. Special access pricing is also available under month to month pricing plans, which are at substantially higher rates and represent the high end of the range for special access pricing. The Company believes volume and/or term pricing plans are the most probable pricing regime it will be subject to based largely on its intent to enter into volume and/or term commitments where more attractively priced alternatives do not exist. However, the December 31, 2005 accrual would increase by approximately $1,379 if it were based on the higher month to month rates. Due to inconsistencies and ambiguities in the FCC order as to the application of the loop and transport caps, the total cost impact for Denver is not reasonably estimable until interpretations of the rule are completed or contract negotiations with the ILEC are finalized. Although the Company does not believe it is likely that it will incur additional expenses above what it has accrued through December 31, 2005, additional costs of approximately $1,613 are possible relating to the caps for the Denver market through December 31, 2005.

Georgia Regulatory Ruling

In February 2006, the Georgia Public Service Commission (the "PSC") adopted a recommendation by the staff of the PSC to implement increased rates for the lease of unbundled network elements provided by BellSouth. This recommendation relates to a complaint filed by BellSouth in 2003 with the PSC. The increase rates implemented by the PSC are applicable going forward and on a retroactive basis back to September 2003.

The Company estimated and accrued approximately $1,471 through December 31, 2005 for the cumulative impact of this action, which was charged to cost of service in the fourth quarter of 2005. Prior to the PSC staff recommendation, there was insufficient information as to whether the outcome of this matter would result in a change in pricing and whether such change in pricing, if any, would be applied retroactively or prospectively.

General Regulatory Contingencies

The Company operates in a highly regulated industry and is subject to regulation by telecommunications authorities at the federal, state and local levels. Decisions made by these agencies, including the various rulings made to date regarding interpretation and implementation of the TRRO, are frequently challenged through both the regulatory process and through the court system. Challenges of this nature often are not resolved for long periods of time and occasionally include retroactive impacts, such as the Georgia PSC ruling discussed above. At any point in time, there are a number of similar matters before the various regulatory agencies that could be either beneficial or adverse to the Company's results of operations. The Company regularly evaluates the potential impact of matters undergoing challenges to determine whether sufficient information exists to require either disclosure and/or accrual in accordance with Statement of Financial Accounting Standard No. 5, "*Accounting for Contingencies*". However, due to the nature of the regulatory environment, reasonably estimating the range of possible outcomes and the probabilities of the possible outcomes is difficult since many matters could range from a gain contingency to a loss contingency

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), an evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our management, including our principal executive officer and our principal financial officer, concluded that the design and operation of these disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item will be contained in our definitive proxy statement issued in connection with the 2006 annual meeting of shareholders filed with the SEC within 120 days after December 31, 2005 and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item 11 will be contained in our definitive proxy statement under the captions "The Board of Directors and Committees", "Executive Compensation", "Compensation Committee Report on Executive Compensation", and "Compensation Committee Interlocks and Participation" issued in connection with the 2006 annual meeting of shareholder filed with the SEC within 120 days after December 31, 2005 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item 12 will be contained in our definitive proxy statement under the caption "Security Ownership of Certain Beneficial Owners" issued in connection with the 2006 annual meeting of shareholder filed with the SEC within 120 days after December 31, 2005 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 will be contained in our definitive proxy statement under the caption "Certain Relationships and Related Transactions" issued in connection with the 2006 annual meeting of stockholder filed with the SEC within 120 days after December 31, 2005 and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item 14 will be contained in our definitive proxy statement under the caption "Ratification of Independent Registered Public Accounting Firm" issued in connection with the 2006 annual meeting of stockholder filed with the SEC within 120 days after December 31, 2005 and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(A) 1. *Financial Statements.*

The response to this item is submitted as a separate section of this Form 10-K. See Item 8.

2. *Financial Statement Schedule.*

The following financial statement schedule is filed as a part of this report.

Schedule II—Valuation and Qualifying Accounts

Years Ended December 31, 2003, 2004, and 2005
(Dollars in thousands)

	Balance at Beginning of Year	Additions Charged to Cost and Expense	Less Deductions(1)	Balance at End of Year
Allowance for Doubtful Accounts				
2003	$ 789	$1,369	$(1,373)	$ 785
2004	785	2,393	(2,145)	1,033
2005	1,033	3,468	(2,690)	1,811

(1) Represents accounts written off during the period less recoveries of accounts previously written off.

All other schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto.

3. *Exhibits*

See the response to Item 15(b) below.

(a) Exhibits. The following exhibits are filed as part of, or are incorporated by reference into, this report on Form 10-K:

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
3.2	Second Amended and Restated Bylaws of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
4.1	Form of stock certificate of common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.1	Second Amended and Restated Shareholders Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other parties thereto. Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.2	Third Amended and Restated Registration Rights Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.3	Second Amended and Restated Credit Agreement, dated as of November 1, 2002, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.4	Stock Purchase Agreement, dated as of November 1, 2002, by and between Cbeyond Communications, Inc. and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.5	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.6	Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of March 2004, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.7	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of February 18, 2005, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.8	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of March 31 2004, to Purchase Shares of Common Stock of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.9 Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of November 1, 2002, to Purchase Shares of Common Stock of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.10 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.11 2002 Equity Incentive Plan of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.12 2000 Stock Incentive Plan (as amended) of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.13 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and James F. Geiger (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.14 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and J Robert Fugate (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.15 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and Robert R. Morrice (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.16 Executive Purchase Agreement, dated as of January 31, 2002, by and among Cbeyond Communications, Inc., Cbeyond Investors, LLC and Richard J. Batelaan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.17 Amendment No. 1 to Executive Purchase Agreement, dated as of May 28, 2003, by and among Cbeyond Communications, Inc. and Richard J. Batelaan (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.18 Form of Stock Option Grant Notice and Stock Option Agreement under the 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.19 Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2005 Equity Incentive Plan of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.20 Form of Indemnity Agreement (incorporated by reference to Exhibit 10.20 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.21 Form of Amended and Restated At-Will Employment Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.22 Form of Subscription Agreement (incorporated by reference to Exhibit 10.22 to Amendment No. 6 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.23 Credit Agreement, dated February 8, 2006, by and among Cbeyond Communications, LLC, Bank of America, and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 14, 2006).

10.24 Letter of Commitment received by Bank of America, whereby Bank of America will provide us a secured revolving line of credit for up to $25.0 million (incorporated by reference to Exhibit 10.1 of the Company's quarterly report for the quarterly period ended September 30, 2005).

14.1 Code of Ethics of Cbeyond Communications, Inc. (filed herewith)

21.1 Subsidiaries of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

23.1 Consent of Ernst & Young LLP, independent registered public accounting firm (filed herewith).

24.1 Power of Attorney dated May 16, 2005 (incorporated by reference to Exhibit 24.1 to the Company's Registration Statement filed on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

24.2 Power of Attorney dated June 30, 2005 (incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Company's Registration Statement filed on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

31.1 Certification of the Chief Executive Officer, James F. Geiger, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Certification of the Chief Financial Officer, J. Robert Fugate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Certification of the Chief Executive Officer, James F. Geiger, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

32.2 Certification of the Chief Financial Officer, J. Robert Fugate, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129556) pertaining to the 2005 Equity Incentive Award Plan, 2002 Equity Incentive Plan, and 2000 Stock Incentive Plan of Cbeyond Communications, Inc. of our report dated March 27, 2006, with respect to the consolidated financial statements and schedule of Cbeyond Communications, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2006

Exhibit 31.1

CERTIFICATIONS

Certification of Chief Executive Officer

I, James F. Geiger, certify that:

1. I have reviewed this annual report on Form 10-K of Cbeyond Communications, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ James F. Geiger

Name: James F. Geiger
Title: Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

Certification of Chief Financial Officer

I, J. Robert Fugate, certify that:

1. I have reviewed this annual report on Form 10-K of Cbeyond Communications, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2006

/s/ J. Robert Fugate

Name: J. Robert Fugate
Title: Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Cbeyond Communications, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006

/s/ James F. Geiger

James F. Geiger
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Cbeyond Communications, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006

/s/ J. Robert Fugate

J. Robert Fugate
Chief Financial Officer

(This page intentionally left blank.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________.

Commission file number 000-51588

CBEYOND COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**59-3636526**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
320 Interstate North Parkway, Suite 300 Atlanta, Georgia	**30339**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (678) 424-2400

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (see definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of March 27, 2005, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $223,074,418 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System National Market System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Title of Class	Number of Shares Outstanding on March 27, 2006
Common Stock, $0.01 par value	26,672,179

EXPLANATORY NOTE

Parts and Items Amended

We hereby amend Part III of our annual report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on March 31, 2006 (the "Original Filing"), to include information previously contemplated to be incorporated by reference. In addition, the reference on the cover page of the Original Filing to the incorporation by reference of the information called for by Part III of the Form 10-K to the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders is hereby amended to delete that reference. No other information in the Original Filing is amended hereby.

Except for the amended information referred to above, this Form 10-K/A continues to describe conditions as of the date of the Original Filing and the Company has not modified or updated other disclosures presented in the Original Filing. This Form 10-K/A does not reflect events occurring after the filing of the Original Filing or modify or update disclosures (including, except as otherwise provided herein, the exhibits to the Original Filing), affected by subsequent events. Accordingly, this Form 10-K/A should be read in conjunction with the Company's filings made with the SEC subsequent to the date of the Original Filing.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), new certifications of our principal executive officer and principal financial officer are being filed or furnished as exhibits to this Amendment No. 1 on Form 10-K/A.

CBEYOND COMMUNICATIONS, INC.
For the Fiscal Year Ended December 31, 2005

TABLE OF CONTENTS

PART III

Item 10. Directors and Executive Officers of the Registrant

Our board of directors currently comprises eight members divided into three classes. Each year at the annual meeting, the stockholders elect the members of each class to a three-year term of office. The term of office of the Class I directors expires at this year's annual meeting, the term of office of the Class II directors expires at the 2007 annual meeting, and the term of office of the Class III directors expires at the 2008 annual meeting, or in any event at such time as their respective successors are duly elected and qualified or their earlier resignation, death, or removal from office.

Our Class I directors are to be elected at this year's annual meeting. On April 25, 2006, Mr. Anthony M. Abate informed us that he will not stand for re-election as a director upon the expiration of his term this year. As such, our Class I will contain two director vacancies until such time as our board of directors identifies and appoints additional directors to fill the vacancies. Mr. David A. Rogan, our newly nominated director, shall hereafter be included in Class III. The following table lists our directors and the classes in which they serve:

Class I (Term Expiring 2006)	Class II (Term Expiring 2007)	Class III (Term Expiring 2008)
Anthony M. Abate	John Chapple	James F. Geiger
James N. Perry, Jr.	D. Scott Luttrell	Douglas C. Grissom
	Robert Rothman	David A. Rogan

Set forth below are the names and other information pertaining to the Board's directors (or nominated directors):

James F. Geiger, age 47, has been our Chairman, President and Chief Executive Officer since he founded Cbeyond in 1999. Prior to founding Cbeyond, Mr. Geiger was Senior Vice President and Chief Marketing Officer of Intermedia Communications. Mr. Geiger was also in charge of Digex, Intermedia's complex web-hosting organization, since acquisition and until just prior to its carve-out IPO. Before he joined Intermedia, Mr. Geiger was a founding principal and CEO of FiberNet, a metropolitan area network provider, which was sold to Intermedia in 1996. In the 1980's Mr. Geiger held various sales and marketing management positions at Frontier Communications, Inc. He began his career at Price Waterhouse (now PricewaterhouseCoopers LLP) and received a bachelor's degree in public accounting and pre-law from Clarkson University. In addition, Mr. Geiger currently serves as Vice Chairman of the board of directors of Comptel/ALTS, the leading trade association representing competitive facilities-based telecommunications services providers, and formerly served as Chairman of ALTS, prior to its merger with Comptel. Mr. Geiger also serves on the board of directors of the Marist School, an independent Catholic School of the Marist Fathers and Brothers, and the Hands On Network, a national volunteer organization that promotes civic engagement in communities.

Anthony M. Abate, age 41, became a director in 2000 as a designee of Battery Ventures. Mr. Abate has recently served as a General Partner of Ironside Ventures and has over 19 years of experience in media, communication services and technology fields. Prior to joining Cbeyond, he was a General Partner at Battery Ventures where he led several investments, including Battery's investment in Cbeyond. Prior to Battery, Mr. Abate was a Vice President at Whitney & Co. Mr. Abate also spent five years at McKinsey & Company, focusing on leading telecom, cellular, cable and Internet companies. Prior to business school, Mr. Abate was an officer in the United States Air Force, where he led technical development initiatives in data communications and advanced computational platform. Mr. Abate received a BSE in Electrical Engineering from Duke University (summa cum laude) and an MBA from Harvard Business School with honors.

John Chapple, age 53, became a director in March 2004. Mr. Chapple has served as President, Chief Executive Officer and Chairman of the board of directors of Nextel Partners and its subsidiaries since August 1998. Mr. Chapple has over 24 years of experience in the wireless communications and cable television industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as senior vice president of operations from 1983 to 1988. From 1988 to 1995, he served as executive vice president of operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the president and chief operating officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owned and operated Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past chairman of Cellular One Group and the Personal Communications Industry Association, past vice-chairman of the Cellular Telecommunications & Internet Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors and the Fred Hutchinson Cancer Research Business Alliance board of governors. Mr. Chapple received a bachelor's degree from Syracuse University and a graduate degree from Harvard University's advanced Management Program.

Douglas C. Grissom, age 39, became a director in 2000 as a designee of Madison Dearborn Partners. Prior to joining Madison Dearborn Partners, Mr. Grissom was with Bain Capital, Inc., McKinsey & Company, Inc. and Goldman, Sachs & Co. Mr. Grissom concentrates on investments in the communications industry and currently serves on the boards of directors of Intelsat, Ltd. and Great Lakes Dredge & Dock Corporation. Mr. Grissom received a bachelor's degree from Amherst College and an MBA from Harvard Business School.

D. Scott Luttrell, age 51, became a director in 2000 and is the designee of Battery Ventures, Madison Dearborn Partners and Vantage Point Venture Partners. Mr. Luttrell is the founder of LCM Group, Inc., an investment company based in Tampa, Florida and specializing in funds management and financial consulting services, alternative asset, private equity and real estate investing. Since 1988, Mr. Luttrell has served as CEO of LCM Group, Inc. Mr. Luttrell served from 1991 through 2000 as principal and senior officer of Caxton Associates, LLC, a New York based diversified investment firm. Mr. Luttrell's responsibilities with Caxton included Senior Trading Manager, Director of Global Fixed Income and a senior member of the firm's portfolio risk management committee. Mr. Luttrell has diverse investment experience in private equity, foreign exchange, fixed income and the alternative investment asset class. Prior to joining Caxton, Mr. Luttrell was a member at the Chicago Board of Trade, where he was involved in various trading and investment activities as an officer and partner of Chicago based TransMarket Group and related entities. Mr. Luttrell received a bachelor's degree in Business Administration/Finance from Southern Methodist University in Dallas, Texas.

James N. Perry, Jr., age 45, became a director in 2000 as a designee of Madison Dearborn Partners. Mr. Perry serves as a managing director at Madison Dearborn Partners, which he co-founded. Previously, Mr. Perry was with First Chicago Venture Capital. Mr. Perry concentrates on investments in the communications industry and currently serves on the boards of directors of Band-X, Cinemark, Inc., Intelsat, Ltd., Madison River Telephone Company and Nextel Partners. Mr. Perry received his bachelor's degree from the University of Pennsylvania and his MBA from the University of Chicago.

David A. Rogan, age 48, is Vice President of Cisco Systems, Inc. He is responsible for managing Cisco's growing captive finance company and wholly-owned subsidiary, Cisco Systems Capital, where he also serves as its President and General Manager. Mr. Rogan previously served as Vice President, Treasurer for Cisco Systems and was responsible for worldwide treasury needs which include: funding and project financing; portfolio management; day-to-day cash management; risk management; global bank relations; foreign exchange and interest rate risk management; and stock administration. Prior to joining Cisco, Mr. Rogan was the Assistant Treasurer at Apple Computer, Inc. for more than four years, where his major responsibilities were worldwide funding, investments, and financial market risk management. He also spent more than five years with General Motors in New York in various treasury-related positions, including Director of Foreign Exchange and International Cash Management most recently. Mr. Rogan has a B.S. degree from the University of Connecticut and an MBA from the University of Chicago.

Robert Rothman, age 53, became a director in 2004 as a designee of certain of our investors. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Group, Inc. and Chairman of Florida Bank Group in Tampa, Florida. He was Chairman of the Board and Chief Executive Officer of Consolidated International

Group, Inc., which owned and operated insurance companies in Europe and North America, from 1987 to 1999. Prior to founding the Consolidated Group of companies in 1987, he was Executive Vice President and Chief Financial Officer of Beneficial Insurance Group. Mr. Rothman is a member of the Advisory Council for the University of Chicago Graduate School of Business; Vice-Chairman of the Board of H. Lee Moffitt Cancer Center & Research Institute Hospital, Inc.; and Chairman of the Board of Trustees of the Academy of the Holy Names. Mr. Rothman obtained a B.A. Degree in Economics from Queens College of the City University of New York and an MBA in Finance from the University of Chicago, Graduate School of Business.

THE BOARD OF DIRECTORS AND COMMITTEES

During 2005, the Board had a standing Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Abate, Luttrell and Perry, all of whom are independent members of our Board. Mr. Luttrell serves as the chairman of this committee. Our Board has adopted a charter governing the activities of the Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee may be located on the Company's website at www.cbeyond.net. Pursuant to its charter, the Nominating and Corporate Governance Committee's tasks include identifying individuals qualified to become Board members, recommending to the Board director nominees to fill vacancies in the membership of the Board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, making recommendations to the Board concerning the composition and organization of the Board, conducting succession planning regarding the Chief Executive Officer and other senior officer positions of the Company and overseeing the Board in its annual review of Board performance. The committee also develops and recommends to the Board corporate governance principles applicable to the Company. Board candidates are considered based upon various criteria, such as knowledge, perspective, professional and personal integrity, experience in corporate management, experience in the relevant industry, mature business judgment, relevant specific industry, social policy or regulatory affairs knowledge, and any other factors appropriate in the context of an assessment of the committee's understood needs of the Board at that time.

The Nominating and Corporate Governance Committee has the sole authority to retain, compensate, and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates. Currently, the Company has no search firm under retainer.

The Nominating and Corporate Governance Committee considers proposed nominees whose names are submitted to it by stockholders; however, it does not have a formal process for that consideration. The Company has not to date adopted a formal process because it believes that the informal consideration process has been adequate to date. The committee intends to review periodically whether a more formal policy should be adopted. If a stockholder wishes to suggest a proposed name for committee consideration, the name of that nominee and related personal information should be forwarded to the Nominating and Corporate Governance Committee, in care of the Secretary of the Company Mr. Fugate, not earlier than 90 calendar days but not later than 70 calendar days in advance of the first anniversary of the preceding year's annual meeting, in order to assure time for meaningful consideration by the committee.

Stockholder Communication with Board Members

Although the Company has not to date developed formal processes by which stockholders may communicate directly to directors, it believes that the informal process, in which stockholder communications that are received by the Secretary for the Board's attention, or summaries thereof, will be forwarded to the Board has served the Board's and the stockholders' needs. In view of SEC disclosure requirements relating to this issue, the Nominating and Corporate Governance Committee may consider development of more specific procedures.

Until any other procedures are developed and posted on the Company's corporate website, any communications to the Board should be sent to it in care of Mr. Fugate, the Secretary of the Company.

Code of Ethics

The Company has adopted a code of ethics, which may be found on the Company's website at www.cbeyond.net. The Company shall provide to any person without charge, upon request, a copy of such code of ethics, if a request is sent to the Company in care of Mr. Fugate, the Secretary.

Director Independence

The listing standards of the Nasdaq Stock Market ("Nasdaq") require that a majority of the Board be independent. No director qualifies as independent unless the Board determines that the director has no direct or indirect material relationship with the Company. In assessing the independence of its members, the Board examined the commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships of each member. The Board's inquiry extended to both direct and indirect relationships with the Company. Based upon both detailed written submissions by its members and discussions regarding the facts and circumstances pertaining to each member, considered in the context of applicable rules and regulations of the SEC and the Nasdaq listing standards, the Board has determined that all of the directors are independent, other than Mr. Geiger.

Audit Committee

The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consists of Messrs. Grissom, Luttrell and Rothman, each of whom is independent as the term "independence" is defined in the applicable listing standards of Nasdaq and Rule 10A-3 under the Exchange Act. Mr. Grissom serves as the chair of this committee. The Board has determined that Mr. Rothman qualifies as an audit committee financial expert, as that term is defined in the Exchange Act and any similar requirements of Nasdaq. The responsibilities of this committee include:

- meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;
- appointing the independent auditors, determining the compensation of the independent auditors and pre-approving the engagement of the independent auditors for audit or non-audit services;
- having oversight of our independent auditors, including reviewing the independence and quality control procedures and the experience and qualifications of our independent auditors' senior personnel that are providing us audit services;
- meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;
- reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full Board of Directors for approval;
- establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- preparing the reports required by the rules of the SEC to be included in our annual proxy statement.

Compensation Committee

The Compensation Committee consists of Messrs. Abate, Chapple and Grissom, each of whom is independent in accordance with the applicable rules and regulations of the SEC and Nasdaq. This committee is responsible for determining compensation for our executive officers and other employees, and administering the compensation programs.

EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Company. Biographical information on Mr. Geiger is included above under this Item 10. All executive officers hold office until a successor is chosen and qualified.

J. Robert Fugate, age 45, has been our Executive Vice President and Chief Financial Officer since 2000. Mr. Fugate leads our financial and accounting operations, business development and investor relations, and is a founder of Cbeyond. From 1988 until the founding of Cbeyond, Mr. Fugate served as chief financial officer for several telecommunications and technology companies, including Splitrock Services, Inc., a nationwide Internet and data network services provider, and Mobile Telecommunication Technologies Corp. (later SkyTel Communications Corp.), or Mtel, an international provider of wireless data services. Prior to joining to joining the Company, Mr. Fugate oversaw numerous public securities offerings, as well as other financial transactions, and was previously an investment banker at Prudential-Bache Securities. He began his career at Mobile Communications Corporation of America. Mr. Fugate received an MBA from Harvard Business School and a bachelor's degree from the University of Mississippi.

Robert R. Morrice, age 57, has been our Executive Vice President, Sales and Service since 1999. Mr. Morrice oversees the launch, sales and delivery of our products and services. Prior to co-founding the Company, Mr. Morrice was vice president of retail sales and an officer of Intermedia Communications. Prior to Intermedia, Mr. Morrice served at Sprint Communications in a variety of positions, including Southeast regional director for National Accounts, and led sales efforts for Precision Systems, Inc., a Florida-based telecommunications software company. Mr. Morrice has a bachelor's degree in social sciences from Campbell University and a master's degree in education psychology from Wayne State University.

Richard J. Batelaan, age 40, has been our Chief Operations Officer since 2001. Mr. Batelaan manages our operations units including customer care, field operations, systems operations, network operations, network planning, provisioning, service activation and ILEC relations. Before joining the Company in 2001, Mr. Batelaan was co-founder and chief operations officer of BroadRiver Communications, a provider of VoIP, Internet access and virtual private network services, from 1999 to 2001. In 2001, BroadRiver Communications filed for bankruptcy and ceased operations. Previously, Mr. Batelaan spent 12 years with BellSouth, a regional ILEC based in Atlanta. Mr. Batelaan moved to the Internet services arm of the company, BellSouth.net, where he served in numerous roles including director of network operations, director of engineering, vice president of operations and chief operations officer. Mr. Batelaan has a bachelor's degree in electrical engineering from the Georgia Institute of Technology and a master's degree in information networking from Carnegie-Mellon University.

Christopher C. Gatch, age 34, joined us in 1999 and is our Chief Technology Officer. Prior to co-founding the Company, Mr. Gatch was vice president of business development, later becoming vice president of product development and then vice president of engineering. Before joining us, Mr. Gatch worked at Intermedia Communications, where his last role was senior director of strategic marketing, focusing on research and development of VoIP alternatives for the company. He also serves on the board of the Cisco BTS 10200 Users Group and the Service Provider Board of the International Packet Communications Consortium, which provides leadership on projects that are of importance to carriers and service providers. Mr. Gatch has a bachelor's degree in computer engineering from Clemson University and a master's degree in the management of technology from the Georgia Institute of Technology.

Henry C. Lyon, age 41, joined us in 2004 and serves as our Chief Accounting Officer. Prior to joining the Company, Mr. Lyon was vice president and corporate controller and chief accounting officer for World Access, Inc., a provider of international long distance service focused on markets in Europe, from 2000 to 2004. In April 2001, World Access, Inc. filed for bankruptcy and commenced liquidation proceedings. Mr. Lyon also held positions as vice president and corporate controller for Nova Corporation, as principal for Broadstreet

Development Company, LLC and as audit manager for Ernst & Young LLP. Mr. Lyon graduated from the University of Georgia in 1986 with a bachelor degree in Business Administration in Accounting.

Joseph A. Oesterling, age 38, joined us in 2000 and is responsible for the development and support of all of our operational support systems (OSS). He also oversees billing operations and business intelligence solutions. Before joining the Company, Mr. Oesterling held leadership roles in information technology with Capital One, Security Capital Group, Booz-Allen & Hamilton, Sony and IBM. Mr. Oesterling is a member of the User Steering Committee for Daleen and a member of the Customer Advisory Board for NeuStar. Mr. Oesterling holds an MBA from the University of Texas at Austin and a bachelor of science degree in computer science from Purdue University.

Brooks A. Robinson, age 34, joined us in 2000 and serves as our Chief Marketing Officer. He leads our marketing organization, including business strategy, product marketing, sales operations and communications. Prior to co-founding the Company, Mr. Robinson worked for Cambridge Strategic Management Group (CSMG), a strategy consulting firm in Boston, where he managed consulting engagements that focused on strategy development and business case due diligence for the telecom and high tech sectors. Previously, Mr. Robinson managed consulting engagements for Deloitte Consulting in Toronto and held various engineering positions at Nortel Networks in Ottawa. Mr. Robinson holds a bachelor of applied science degree in electrical engineering and management science from the University of Waterloo (Canada) and the University of Queensland (Australia).

Brian E. Craver, age 37, joined us in 1999 and serves as our Vice President of Sales, where he is responsible for our direct and indirect sales channels, sales operations and sales analysis. Prior to co-founding the Company, Mr. Craver was senior director of ISP sales for Intermedia Communications. Previously, Mr. Craver was a business services manager for Sprint Corporation and held sales positions with Telus Communications. Mr. Craver studied engineering and business finance at Florida State University.

Kurt J. Abkemeier, age 36, joined us in June 2005 and serves as our Vice President of Finance and our Treasurer. Prior to joining the Company, Mr. Abkemeier was director of finance and strategic planning at AirGate PCS, Inc., a regional wireless telecommunications service provider. Mr. Abkemeier also held various senior management positions within telecommunications-related companies and was a senior sell-side research analyst at JP Morgan & Co. analyzing telecommunications companies. Mr. Abkemeier graduated with a bachelor of science degree in applied economics from Cornell University.

Julia O. Strow, age 47, joined us in 2000 and is our Vice President of Regulatory and Legislative Affairs. She is responsible for building our Government and Industry Relations organization with primary responsibility for our advocacy with government agencies (e.g., federal and state regulatory commissions, Congress and state legislatures) and for our compliance with federal and state regulations. Prior to joining the Company, Ms. Strow was affiliated with Intermedia Communications in a regulatory position. Ms. Strow also held positions in BellSouth's regulatory department as well as product management positions in BellSouth's Carrier Marketing organization. Ms. Strow has been extremely active in various FCC proceedings working on behalf of Cbeyond and represents us with national industry associations representing our interests in Washington, D.C. Ms. Strow graduated from the University of Texas in 1981 with a bachelor of science in communications.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based on its records and other information, the Company believes that all Section 16(a) filing requirements applicable to its directors and executive officers for 2004 were timely met.

Item 11. Executive Compensation

The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, whose annual compensation equaled or exceeded $100,000 as of December 31, 2005.

Summary Compensation Table

				Long-Term Compensation Awards	
Name and Principal Position	**Year**	**Salary($)**	**Bonus($)**	**Restricted Stock Awards ($)**	**Securities Underlying Options (#)**
James F. Geiger	2005	300,000	149,505		282,422
Chairman, President and Chief Executive Officer	2004	256,000	125,453		0
J. Robert Fugate	2005	220,000	99,000		54,123
Chief Financial Officer, Executive Vice President	2004	200,000	76,230		0
Robert R. Morrice	2005	220,000	76,746		38,659
Executive Vice President, Sales and Service	2004	200,000	76,230		0
Christopher C. Gatch	2005	180,000	53,822		24,484
Chief Technology Officer	2004	166,155	49,847		0
Richard J. Batelaan	2005	180,000	53,822		23,195
Chief Operations Officer	2004	167,723	54,795		0
Henry C. Lyon	2005	180,000	53,822		5,154
Chief Accounting Officer	2004	166,155	27,859		33,504
Joseph A. Oesterling	2005	180,000	53,822		24,484
Chief Information Officer	2004	166,155	49,847		0
Brooks A. Robinson	2005	180,000	53,822		24,484
Chief Marketing Officer	2004	166,155	49,847		0
James T. Markle(1)	2005	—	—		2,577
Executive Vice President, Networks and Technology	2004	200,000	76,230		0

(1) We deeply regret that Mr. Markle passed away in March 2005.

Option Grants in Fiscal 2005

The following table shows information regarding individual option grants to our named executive officers during the fiscal year ended December 31, 2005. Options were granted at an exercise price equal to the fair market value of the shares at the time of issuance. The term of each option granted is generally four years from the date of grant. Options may terminate before expiration dates if the option holder's employment is terminated prior to the option vesting:

		Individual Grants			Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term (3)	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2005 (1)	Exercise or Base Price ($/Sh) (2)	Expiration Date	5% ($)	10% ($)
James F. Geiger	282,422	29.08%	$11.834	2/15/15	$2,101,880	$5,326,577
J. Robert Fugate	54,123	5.57%	$11.834	2/15/15	$ 402,802	$1,020,779
Robert R. Morrice	38,659	3.98%	$11.834	2/15/15	$ 287,713	$ 729,122
Christopher C. Gatch	24,484	2.52%	$11.834	2/15/15	$ 182,218	$ 461,777
Richard J. Batelaan	23,195	2.39%	$11.834	2/15/15	$ 172,625	$ 437,466
Henry C. Lyon	5,154	0.53%	$11.834	2/15/15	$ 38,358	$ 97,206
Brooks A. Robinson	24,484	2.52%	$11.834	2/15/15	$ 182,218	$ 461,777
Joseph A. Oesterling	24,484	2.52%	$11.834	2/15/15	$ 182,218	$ 461,777
James T. Markle	2,577	0.27%	$11.834	2/15/15	$ 19,179	$ 48,603

(1) The percentage of total options granted to employees is based on an aggregate of 971,235 shares subject to options granted to our employees in 2005.

(2) The exercise price per share reflects the fair market value of the Common Stock at the time of issuance.

(3) The options have ten-year terms, subject to earlier termination upon death, disability or termination of employment. The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant represents the fair value of a share of Common Stock on that date, that the value appreciates annually at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Aggregated Option Exercises in Fiscal 2005 and Fiscal Year-End Option Values

The following table shows information regarding option exercises by our named executive officers during the fiscal year ended December 31, 2005, and the value and number of options to purchase our Common Stock unexercised and outstanding as of December 31, 2005. Also included is the value and number of exercisable and unexercisable options held as of December 31, 2005 by such named executive officers:

- "Exercise" means an employee's acquisition of shares of Common Stock, "exercisable" means options to purchase shares of Common Stock which have already vested and which are subject to exercise, and "unexercisable" means all other options to purchase shares of Common Stock which have not vested.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options at Fiscal Year-End($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James F. Geiger	—	$—	864,479	365,067	$5,549,634	$530,581
J. Robert Fugate	—	—	193,070	74,049	1,239,227	127,925
Robert R. Morrice	—	—	166,045	51,823	1,065,726	84,513
Christopher C. Gatch	—	—	74,452	30,159	477,577	36,414
Richard J. Batelaan	—	—	50,527	29,731	323,138	41,942
Henry C. Lyon	—	—	8,377	30,281	0	0
Joseph A. Oesterling	—	—	50,008	30,429	318,894	38,148
Brooks A. Robinson	—	—	50,301	26,690	321,282	33,403
James T. Markle	—	—	108,008	0	693,212	0

Equity Plan Information

2005 Equity Incentive Award Plan

As of December 31, 2005, we were authorized to grant awards under our 2005 Equity Incentive Award Plan (the "2005 Plan") with respect to 2,109,614 shares of our Common Stock. The 2005 Plan provides for the grant or issuance of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The principal purposes of the 2005 Plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. We believe that grants of options, restricted stock and other awards will stimulate their personal and active interest in our development and financial success, and induce them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2005 Plan permits us to grant options to our directors.

The 2005 Plan is administered by the Compensation Committee, which has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2005 Plan. Our Compensation Committee is also authorized to adopt, amend or rescind rules relating to administration of the 2005 Plan. Our Board may at any time abolish the Compensation Committee and revest in itself the authority to administer the 2005 Plan. The full Board administers the 2005 Plan with respect to awards to non-employee directors.

The following summary of the 2005 Plan is qualified in its entirety by reference to the text of the 2005 Plan, which is filed herewith as Exhibit 10.10.

Options and restricted stock awards are typically subject to vesting over four years, with 0% of the award vested on the grant date, and 25% of the award vesting on each subsequent anniversary of the grant date. Unless terminated sooner by our Board, the 2005 Plan will terminate on the tenth anniversary of the date it was adopted by our Board.

Restricted stock entitles recipients to our Common Stock, generally subject to a risk of forfeiture upon termination of employment or if other conditions and restrictions are not met. SARs may be granted in connection with stock options or other awards, or separately, and typically provide for payments to the holder based upon increases in the price of our Common Stock over the exercise price of the related option or other award, but alternatively may be based upon criteria such as book value. Stock payments may be granted in the form of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant. Nonqualified stock options provide for the right to purchase shares of our Common Stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by our Compensation Committee. Incentive stock options provide for the right to purchase shares of our Common Stock at a specified price which may not be less than fair market value on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee's termination of employment, and must be exercised within the 10 years after the date of grant. Performance awards, which include phantom stock awards and bonus awards, entitle recipients to cash or to acquire our Common Stock upon the attainment of specific performance goals.

As of December 31, 2005, a total of 596 of our employees, former employees, officers, directors and consultants held options to purchase 3,642,656 shares of our Common Stock, and 2,109,614 shares of our Common Stock remain available for future issuance under the 2005 Plan. In addition, the 2005 Plan contains an evergreen provision that allows for an annual increase in the number of shares available for issuance on January 1 of each year during the ten-year term of the 2005 Plan, beginning on January 1, 2006. On December 30, 2005 the closing price of the Company's Common Stock on Nasdaq was $10.30 per share.

Employment Agreements

We have executed employment agreements with each of our executive officers. Each of these employment agreements provides for:

- in the event that the executive is terminated without cause or if the executive resigns with good reason, continued payment to the executive of his or her base salary for 12 months, accelerated vesting of 20% of each of the executive's stock awards on the date of termination and, with respect to stock awards granted to the executive on or after the effective date of the employment agreement, a one-year period for the executive to exercise such stock awards following the date of termination (two years in the case of Mr. Geiger);
- in the event of the executive's death or if the executive is terminated without cause or resigns with good reason following certain change of control events, immediate vesting of all of the executive's unvested stock awards;
- in the event the executive's employment is terminated as a result of his or her disability, accelerated vesting of the executive's unvested stock awards so that 60% of each such stock award is vested as of the date of termination (if not already vested to that percentage); and
- nondisclosure of our confidential information and, after the termination of the executive's employment with us, non-solicitation of our employees and a one-year non-compete.

Director Compensation

In 2005, we paid annual retainers of $10,000 to each of Messrs. Abate, Chapple, Luttrell, and Rothman for board membership and $5,000 for membership on each committee. In addition, these directors each received $1,000 for each board meeting attended in person and $500 for each board meeting attended telephonically. We have not historically provided additional compensation for committee meeting attendance. We reimburse non-management directors for reasonable expenses they incur to attend board and committee meetings.

In 2004, Messrs. Luttrell and Chapple each received a grant of 25,773 options, and Mr. Abate received a grant of 8,505 options and a grant of 17,268 options. Each option grant has an exercise price equal to the fair market value of our common stock on the date of the grant, and one-third of the options cliff vest on the one year anniversary of the grant. Messrs. Grissom, Perry, and Rothman have not received option grants for their service as directors. Future equity awards to directors will be within the discretion of our board of directors.

Our Compensation Committee establishes and periodically reviews our policies for director compensation. We do not maintain a medical, dental, or retirement benefits plan for our directors.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The following report is provided by the Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors on remuneration of certain executive officers of the Company, including the executive officers named in the Summary Compensation Table set forth herein (such named executives, the "Named Executive Officers"). The Compensation Committee met five times in fiscal year 2005.

Executive Compensation Philosophy. The Board of Directors believes that compensation paid to executive officers should be aligned with the Company's efforts to reach its short and long term goals and should facilitate the Company in attracting and retaining qualified and motivated executives. Based on this philosophy, it is the view of the Board that compensation for executive officers should consist of a combination of salary, cash bonuses, equity awards and other employment benefits. In late 2005, the Compensation Committee retained the services of a compensation consultant to assist it in structuring these components for 2006 executive compensation levels. In addition, the Company has employment agreements with each of its named executive officers, as discussed above.

Salary and Cash Compensation. The Compensation Committee reviews base salaries for executive officers on an annual basis and increases are based upon comparison with Company peer group pay levels, individual performance and level of responsibility. The Compensation Committee set 2005 executive salaries at levels consistent with these criteria. Based on the Compensation Committee's evaluation of the factors above, the Compensation Committee approved the 2005 annual base salary of $300,000 for Mr. Geiger, the Company's Chairman, President and Chief Executive Officer, and the 2005 base salary of $220,000 for Mr. Fugate, the Company's Chief Financial Officer.

Bonus. During 2005, the Company's executives are eligible to receive cash bonuses pursuant to the terms of their employment agreements or as otherwise determined pursuant to the Company's bonus plan. The Compensation Committee views cash bonuses as a means of tying a portion of each participant's compensation to the Company's operating and financial performance. The Company's 2005 bonus plan based bonus payments for all employees, including executives, on attainment of revenue, adjusted EBITDA goals and free cash flow objectives.

Stock Options. The Board of Directors believes that equity-based compensation causes Company executives to have an ongoing stake in the long-term success of the Company. The 2005 Equity Incentive Award Plan (the "2005 Plan"), was designed to optimize the Company's profitability and growth over the longer term. In 2005, the Compensation Committee considered the value of options awarded to comparable positions in peer group companies, individual and Company performance, the number of total and vested options currently held by the officers, the allocation of overall share usage attributed to executive officers and the historic relative proportion of long-term incentives within the total compensation mix. Following this analysis, the Compensation Committee in 2005 recommended that stock options be granted to each of the executive officers.

Long-Term Incentive Compensation

As of December 31, 2005, we were authorized to grant awards under our 2005 Plan with respect to 2,109,614 shares of our Common Stock. The 2005 Plan provides for the grant or issuance of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. The principal purposes of the 2005 Plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any of our subsidiaries. We believe that grants of options, restricted stock and other awards will stimulate their personal and active interest in our development and financial success, and induce them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the 2005 Plan permits us to grant options to our directors.

Options and restricted stock awards are typically subject to vesting over four years, with 0% of the award vested on the grant date, and 25% of the award vesting on each subsequent anniversary of the grant date. Unless terminated sooner by our Board, the 2005 Plan will terminate on the tenth anniversary of the date it was adopted by our Board. The options have four-year terms and are granted at or above fair market value as determined by the Board of Directors.

On an annual basis, the Compensation Committee reviews and approves the amount of each executive's stock option grant. In making its determinations, the Committee considers factors such as market data, the results achieved by the executive for the prior year, the executive's base salary, and the Committee's appraisal of the future potential of long-term contributions of the executive. An appraisal of the executive from the Company's Chief Executive Officer is also taken into consideration.

Tax Deductibility of Compensation

Section 162(m) of the Code limits the Company's federal income tax deduction for certain executive compensation in excess of $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers. The $1,000,000 deduction limit does not apply, however, to "performance-based compensation" as that term is defined in Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder. The Compensation Committee recognizes the possibility that if the amount of the base salary and other compensation of a named executive officer exceeds $1,000,000, it may not be fully deductible for federal income tax purposes. The Compensation Committee will make a determination at any such time whether to authorize the payment of such amounts without regard to deductibility or whether the terms of such payment should be modified as to preserve any deduction otherwise available.

Summary

Through the design and management of the Company's executive compensation policies, as described above, the Compensation Committee believes total compensation of the Company's executives is linked directly to Company financial performance and stockholder return. In the future, the Committee anticipates that it will continue to emphasize performance-based and stock-based compensation that is consistent with both individual executive performance and that links management and stockholder interests.

The Compensation Committee
Anthony M. Abate
John Chapple
Douglas C. Grissom

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2005:

- The Compensation Committee was comprised of Messrs. Abate, Chapple and Grissom;
- None of the members of the Compensation Committee was an officer (or former officer) or employee of the Company or any of its subsidiaries;
- None of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeded $60,000;
- None of the Company's executive officers served on the Compensation Committee (or another board committee with similar functions) of any entity where one of that entity's executive officers served on the Company's Compensation Committee;
- None of the Company's executive officers was a director of another entity where one of that entity's executive officers served on the Company's Compensation Committee; and
- None of the Company's executive officers served on the Compensation Committee (or another board committee with similar functions) of another entity where one of that entity's executive officers served as a director on the Company's Board of Directors.

PERFORMANCE GRAPH

The Company began trading shares of its Common Stock on Nasdaq on November 2, 2005. The chart below compares the relative changes in the cumulative total return of the Company's Common Stock from November 2, 2005 through December 31, 2005, against the cumulative total return of (1) The Nasdaq Stock Market (US Companies) (the "Broad Index") and (2) The Nasdaq Telecommunications Index (the "Industry Index") for the same period. The chart below assumes $100 was invested on November 2, 2005 in our Common Stock, the Broad Index and the Industry Index, with dividends, if any, reinvested.

STOCK PERFORMANCE GRAPH
CBEYOND COMMUNICATIONS, INC. RELATIVE TO NASDAQ INDICES
(November 2, 2005 - April 10, 2006)



$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
11/2/2005
12/2/2005
1/2/2006
2/2/2006
3/2/2006
4/2/2006
Cbeyond Communications, Inc.
NASDAQ Stock Market (US Companies)
NASDAQ Telecommunications Stocks

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides summary information regarding beneficial ownership of our outstanding capital stock as of March 1, 2006, for:

- each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;
- each of the executive officers named in the Summary Compensation Table;
- each of our directors and nominees to become a director; and
- all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of Common Stock held by them. For purposes of this table, the number of shares of Common Stock outstanding as of March 1, 2006 is deemed to be 26,669,992. Shares of Common Stock subject to options currently exercisable or exercisable within the period 60 days after March 1, 2006, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o Cbeyond Communications, Inc., 320 Interstate North Parkway, Suite 300, Atlanta, Georgia 30339.

	Beneficial Ownership	
Name of Beneficial Owner	Number	Percent
Executive Officers and Directors		
James F. Geiger (1)	994,163	3.60%
J. Robert Fugate (2)	229,235	*
Robert R. Morrice (3)	183,114	*
Richard J. Batelaan (4)	68,658	*
Brian E. Craver (5)	99,015	*
Christopher C. Gatch (6)	96,534	*
Henry C. Lyon (7)	9,666	*
Brooks A. Robinson (8)	64,371	*
Joseph A. Oesterling (9)	61,924	*
Julia O. Strow (10)	49,466	*
Kurt J. Abkemeier (11)	—	*
Anthony M. Abate (12)	8,505	*
Douglas C. Grissom (13)	5,822,346	21.83%
D. Scott Luttrell (14)	618,579	2.32%
James N. Perry, Jr. (15)	5,822,346	21.83%
John Chapple (16)	8,591	*
Robert Rothman (17)	652,605	2.45%
David A. Rogan (18)	2,000	*
All directors and executive officers as a group (18 persons)	8,968,772	31.57%
Beneficial owners of 5% or more		
Madison Dearborn Partners III, L.P. (19)	5,822,346	21.83%
VantagePoint Venture Partners (20)	3,551,392	13.32%
Battery Ventures (21)	3,381,707	12.68%
Cisco Systems Capital Corporation (22)	1,797,999	6.74%

* Denotes less than 1% beneficial ownership

(1) Includes options for 936,575 shares of Common Stock.

(2) Includes options for 207,624 shares of Common Stock.
(3) Includes options for 175,710 shares of Common Stock.
(4) Includes options for 57,215 shares of Common Stock.
(5) Includes options for 83,045 shares of Common Stock.
(6) Includes options for 81,396 shares of Common Stock.
(7) Includes options only.
(8) Includes options for 57,005 shares of Common Stock.
(9) Includes options for 57,068 shares of Common Stock.
(10) Includes options for 47,771 shares of Common Stock.
(11) No securities owned.
(12) Includes options only.
(13) Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Grissom is a Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Grissom disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.
(14) Includes options for 8,591 shares. Mr. Luttrell is the Chief Executive Officer and founder of LCM Group, Inc. 118 Capital Fund, Inc. owns 549,986 shares; LCM Profit Sharing Plan owns 9,242 shares; and 2514 Multi-Strategy Fund LP owns 50,760 shares. 118 Capital Fund, Inc., LCM Profit Sharing Plan and 2514 Multi-Strategy Fund LP are part of an affiliated group of investment partnerships commonly controlled by LCM Group, Inc.
(15) Consists of shares owned by Madison Dearborn Capital Partners III, L.P. Mr. Perry is a Managing Director of Madison Dearborn Partners and as such shares voting and investment power with other directors. Mr. Perry disclaims beneficial ownership of the shares owned by Madison Dearborn Capital Partners III, L.P.
(16) Includes options only.
(17) Includes 632,605 shares owned by Black Diamond Capital II, LLC. Mr. Rothman is Chairman and Chief Executive Officer of Black Diamond Capital II, LLC, and as such shares voting and investment power with respect to such shares.
(18) Mr. Rogan serves as President of Cisco Systems Capital Corporation and Vice President of Cisco Systems, Inc. Mr. Rogan disclaims beneficial ownership of the shares owned by Cisco Systems Capital Corporation.
(19) Includes 5,687,523 shares owned by Madison Dearborn Capital Partners III, L.P.; 126,287 shares owned by Madison Dearborn Special Equity III, LP; and 8,536 shares owned by Special Advisors Fund I, LLC. Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, LP and Special Advisors Fund I LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Madison Dearborn Partners III, L.P. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff have joint control over the shares held by Madison Dearborn Partners, and as such, they share voting and investment power with respect to such shares. Messrs. Canning, Jr., Finnegan and Mencoff disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o Madison Dearborn Partners, Three First National Plaza, Suite 3800, Chicago, IL 60602.
(20) Includes 1,036,691 shares owned by VantagePoint Venture Partners III(Q), LP; 126,701 shares owned by VantagePoint Venture Partners III, LP; 2,143,101 shares owned by VantagePoint Venture Partners IV(Q), LP; 215,693 shares owned by VantagePoint Ventures Partners IV, LP; and 29,206 shares owned by VantagePoint Venture Partners IV Principals Fund, LP. VantagePoint Venture Partners III(Q), LP, VantagePoint Venture Partners III, LP, VantagePoint Venture Partners IV(Q), LP, VantagePoint Ventures Partners IV, LP and Venture Partners IV Principals Fund, LP are part of an affiliated group of investment partnerships commonly controlled by VantagePoint Venture Partners. Messrs. Alan Salzman and James Marver are managing members of the general partners of the limited partnerships that hold such shares, and as such, they share voting and investment power with respect to such shares. Messrs. Salzman and Marver disclaim beneficial ownership with respect to such shares. The address of this stockholder is c/o VantagePoint Venture Partners, 444 Madison Avenue, 39th Floor, New York, NY 10022.

(21) Includes 3,115,126 shares owned by Battery Ventures V, LP; 198,943 shares owned by Battery Ventures Convergence Fund, LP; and 67,638 shares owned by Battery Investment Partners V, LLC. Battery Ventures V, LP, Battery Ventures Convergence Fund, LP and Battery Investment Partners V, LLC are part of an affiliated group of investment partnerships and limited liability companies commonly controlled by Battery Ventures. The address of this stockholder is c/o Battery Ventures, 20 William Street, Suite 200, Wellesley, MA 02481.

(22) Cisco Systems Capital Corporation is a wholly-owned subsidiary of Cisco Systems, Inc. The address of this stockholder is 6005 Plumas Street, Suite 101, Reno, NV 89509.

Securities Authorized for Issuance Under Equity Compensation Plans

We issue our employees options to purchase common stock under our 2005 Equity Incentive Award Plan (the "2005 Plan"), which has been approved by our stockholders. The following table provides information as of December 31, 2005 regarding outstanding options and shares reserved for future issuance under the 2005 Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders		$	
2005 Equity Incentive Award Plan	361,241	$11.9203	2,109,614
2002 Equity Incentive Award Plan(1)	3,277,036	$ 6.0048	—
2000 Equity Incentive Award Plan(1)	4,379	$13.4345	—
Equity compensation plans not approved by security holders	—	—	—
Total	3,642,656	$ 6.6004	2,109,614

(1) Shares remaining for issuance under the 2002 Equity Incentive Award Plan and the 2000 Equity Incentive Award Plan were rolled into the 2005 Plan, pursuant to our registration statement on Form S-8 (File No. 333-129556) filed with the SEC on November 8, 2005.

Recent Sales of Unregistered Securities

Set forth in chronological order is information regarding all securities sold and employee stock options granted from May 2002 to date (except as otherwise noted) by us and by Cbeyond Investors, LLC, which merged with us in November 2002. Also included is the consideration, if any, received for such securities, and information relating to the section of the Securities Act of 1933, as amended, and the rules of the SEC pursuant to which the following issuances were exempt from registration. None of these securities were registered under the Securities Act. No award of options involved any sale under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

1. At various times during the period from January 2003 through December 2005, we granted options to purchase an aggregate of 2,029,525 shares of common stock to employees and directors at exercise prices ranging from $3.88 to $13.43.

2. On December 29, 2004, we issued and sold 1,436,533 shares of Series C participating preferred stock for an aggregate purchase price of $17.0 million to certain holders of our Series B preferred stock and a number of new investors.

3. On December 29, 2004, we issued and sold 9,006 shares of Series B participating preferred stock for a purchase price of $34,945 to a holder of our Class A Preferred Stock pursuant to a pre-existing arrangement with the holder.

The issuances of the securities described in paragraph 1 were exempt from registration under the Securities Act under Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of such options and common stock were our employees and directors, who received the securities under our compensatory benefit plans or a contract relating to compensation. Appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information from us or had adequate access, through their employment with us or otherwise, to information about us.

The issuances of the securities described in paragraphs 2 and 3 were exempt from registration under the Securities Act in reliance on Section 4(2) because the issuance of securities to recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to resale or distribution thereof, and appropriate legends were affixed to share certificates and warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs 2 and 3 were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us. All of the shares of Series B preferred stock described in paragraphs 2 and 3 and all of the shares of Series C preferred stock described in paragraph 2 automatically converted into shares of common stock at the time of our Initial Public Offering.

Item 13. Certain Relationships and Related Transactions

Employment Agreements

We have employment agreements with our named executive officers as described above in this Item 10.

Relationship with Cisco Capital and Cisco Systems

Cisco Capital, our former principal lender and one of our principal stockholders, is affiliated with a major supplier of equipment to us. In the year ended December 31, 2005, we purchased approximately $7.5 million of equipment and services from Cisco Systems through financing from Cisco Capital.

We were a party to a credit agreement with Cisco Capital under which we could borrow up to $105.4 million (as amended). When we entered into the credit agreement with Cisco Capital, we granted warrants and other rights to Cisco Capital that permitted Cisco Capital to acquire up to 713,593 shares of our common stock at an exercise price of $0.04 per share and up to 6,435 shares of our common stock at an exercise price of $3.88 per share, at any time on or before March 31, 2010. We paid off all outstanding principal and accrued interest owed under this credit agreement, which was $62.9 million, with part of the proceeds of our Initial Public Offering and terminated the credit facility. All warrants were exercised by Cisco Capital in November 2005.

Relationship with David A. Rogan

David A. Rogan currently serves as president of Cisco Capital and vice president of Cisco Systems. Our relationship with each of Cisco Capital and Cisco Systems is described immediately above.

Registration Rights Agreement

We are party to a registration rights agreement ("Registration Rights Agreement") with certain of our stockholders, certain of each of their affiliates and certain other individuals. Under the Registration Rights Agreement, for three years after our Initial Public Offering, which was consummated in November 2005, holders of registrable securities, as defined in the Registration Rights Agreement, will have the right to require us to effect registration under the Securities Act of their registrable securities, subject to specific value minimums and our Board of Directors' right to defer the registration for a period of up to 180 days in certain circumstances. These stockholders also have the right to cause us to register their securities on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $10 million, subject to the Board of

Directors' right to defer the registration for a period of up to 90 days. In addition, if we propose to register securities under the Securities Act, then the stockholders who are party to the Registration Rights Agreement will have a right, subject to quantity limitations we determine, or determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. We will bear all registration expenses (but only up to $50,000 for registrations on Form S-3) incurred in connection with registrations. We have agreed to indemnify the investors against liabilities related to the accuracy of the registration statement used in connection with any registration effected under the Registration Rights Agreement.

Director Participation in our Initial Public Offering

Concurrently with our Initial Public Offering, we sold shares of our Common Stock worth an aggregate amount of $3.0 million to two of our directors, Messrs. D. Scott Luttrell and Robert Rothman. These directors paid $12.00 per share of Common Stock, the same as the public offering price.

Item 14. Principal Accountant Fees and Services

The Audit Committee has reappointed Ernst & Young LLP as the independent registered public accounting firm to audit the Company's financial statements for the fiscal year beginning January 1, 2006. In making this appointment, the Audit Committee considered whether the audit and non-audit services Ernst & Young LLP provides are compatible with maintaining the independence of our outside auditors. The Audit Committee has adopted a policy which set forth the manner in which the Audit Committee will review and approve all services to be provided by Ernst & Young LLP before the firm is retained. The policy requires an individual review by the committee in advance of each service to be provided by Ernst & Young LLP.

Fees and Services of Ernst & Young LLP

The following table summarizes fees billed to the Company by Ernst & Young LLP during fiscal years 2005 and 2004:

	Fees ($)	
Service	2005	2004
Audit Fees (1)	608,198	569,109
Audit-Related Fees (2)	1,103,543	418,350
Tax Fees (3)	80,140	53,720
Other Fees (4)	300	—
Total	1,792,181	1,041,179

(1) "Audit Fees" relate to professional services rendered for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements.

(2) "Audit-Related Fees" relate to services in connection with our Form S-1 filing for our Initial Public Offering in November 2005 and services in connection with our planned initial public offering during 2004 that was postponed until 2005.

(3) "Tax Fees" relate to services in connection with income and property tax filings.

(4) "Other Fees" relate to services in connection with continuing education seminars.

The Audit Committee is responsible for appointing our independent registered public accounting firm and overseeing the services it provides to us. The Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by our independent registered public accounting firm. Under this policy, the Audit Committee has specified categories of audit services, audit-related services and tax services that are pre-approved, subject to appropriate documentation and other requirements. In addition, the Audit Committee has specified categories of other services that our independent registered public accounting firm is precluded from providing to us.

PART IV

Item 15. Exhibits

(A) 3. *Exhibits*

See "Index to Exhibits" beginning on the following page, which is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
3.2	Second Amended and Restated Bylaws of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 3.4 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
4.1	Form of stock certificate of common stock (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.1	Second Amended and Restated Shareholders Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other parties thereto. Amended and Restated Certificate of Incorporation of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.2	Third Amended and Restated Registration Rights Agreement, dated as of December 29, 2004, by and among Cbeyond Communications, Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.3	Second Amended and Restated Credit Agreement, dated as of November 1, 2002, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.4	Stock Purchase Agreement, dated as of November 1, 2002, by and between Cbeyond Communications, Inc. and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.5	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.6	Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of March 2004, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.7	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of February 18, 2005, by and among Cbeyond Communications, LLC, Cbeyond Communications, Inc. Cbeyond Leasing, LP and Cisco Systems Capital Corporation (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.8	Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of March 31 2004, to Purchase Shares of Common Stock of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.9. Stock Subscription Warrant of Cisco Systems Capital Corporation, dated as of November 1, 2002, to Purchase Shares of Common Stock of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.10 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.11 2002 Equity Incentive Plan of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.12 2000 Stock Incentive Plan (as amended) of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.13 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and James F. Geiger (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.14 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and J Robert Fugate (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.15 Executive Purchase Agreement, dated as of March 28, 2000, by and among Egility Communications, LLC, Egility Communications, Inc., Egility Investors, LLC and Robert R. Morrice (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.16 Executive Purchase Agreement, dated as of January 31, 2002, by and among Cbeyond Communications, Inc., Cbeyond Investors, LLC and Richard J. Batelaan (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.17 Amendment No. 1 to Executive Purchase Agreement, dated as of May 28, 2003, by and among Cbeyond Communications, Inc. and Richard J. Batelaan (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.18 Form of Stock Option Grant Notice and Stock Option Agreement under the 2005 Equity Incentive Award Plan of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.19 Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2005 Equity Incentive Plan of Cbeyond Communications, Inc (incorporated by reference to Exhibit 10.19 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.20 Form of Indemnity Agreement (incorporated by reference to Exhibit 10.20 to Amendment No. 4 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.21 Form of Amended and Restated At-Will Employment Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 5 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).

10.22	Form of Subscription Agreement (incorporated by reference to Exhibit 10.22 to Amendment No. 6 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
10.23	Credit Agreement, dated February 8, 2006, by and among Cbeyond Communications, LLC, Bank of America, and the other parties thereto (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 14, 2006).
10.24	Letter of Commitment received by Bank of America, whereby Bank of America will provide us a secured revolving line of credit for up to $25.0 million (incorporated by reference to Exhibit 10.1 of the Company's quarterly report for the quarterly period ended September 30, 2005).
14.1	Code of Ethics of Cbeyond Communications, Inc. (previously filed as an exhibit to the Company's Form 10-K filed March 31, 2006).
21.1	Subsidiaries of Cbeyond Communications, Inc. (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm (previously filed as an exhibit to the Company's Form 10-K filed March 31, 2006).
24.1	Power of Attorney dated May 16, 2005 (incorporated by reference to Exhibit 24.1 to the Company's Registration Statement filed on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
24.2	Power of Attorney dated June 30, 2005 (incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Company's Registration Statement filed on Form S-1 No. 333-124971, filed May 16, 2005, as amended).
31.1	Certification of the Chief Executive Officer, James F. Geiger, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of the Chief Financial Officer, J. Robert Fugate, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of the Chief Executive Officer, James F. Geiger, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of the Chief Financial Officer, J. Robert Fugate, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on May 1, 2006.

CBEYOND COMMUNICATIONS, INC.

By: /s/ JAMES F. GEIGER

James F. Geiger
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES F. GEIGER **James F. Geiger**	Chairman, President and Chief Executive Officer	May 1, 2006
/s/ J. ROBERT FUGATE **J. Robert Fugate**	Executive Vice President and Chief Financial Officer	May 1, 2006
/s/ HENRY C. LYON **Henry C. Lyon**	Chief Accounting Officer	May 1, 2006
/s/ ANTHONY M. ABATE **Anthony M. Abate**	Director	May 1, 2006
/s/ JOHN CHAPPLE **John Chapple**	Director	May 1, 2006
/s/ DOUGLAS C. GRISSOM **Douglas C. Grissom**	Director	May 1, 2006
/s/ D. SCOTT LUTTRELL **D. Scott Luttrell**	Director	May 1, 2006
James N. Perry, Jr.	Director	
/s/ DAVID A. ROGAN **David A. Rogan**	Director	May 1, 2006
/s/ ROBERT ROTHMAN **Robert Rothman**	Director	May 1, 2006

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129556) pertaining to the 2005 Equity Incentive Award Plan, 2002 Equity Incentive Plan, and 2000 Stock Incentive Plan of Cbeyond Communications, Inc. of our report dated March 27, 2006, with respect to the consolidated financial statements and schedule of Cbeyond Communications, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2006

Exhibit 31.1

CERTIFICATIONS

Certification of Chief Executive Officer

I, James F. Geiger, certify that:

1. I have reviewed this Amendment No. 1 on Form 10-K/A to the annual report on Form 10-K of Cbeyond Communications, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ James F. Geiger

Name: James F. Geiger
Title: Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

Certification of Chief Financial Officer

I, J. Robert Fugate, certify that:

1. I have reviewed this Amendment No. 1 on Form 10-K/A to the annual report on Form 10-K of Cbeyond Communications, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2006

/s/ J. Robert Fugate

Name: J. Robert Fugate
Title: Chief Financial Officer

Exhibit 32.1

**Certification of Chief Executive Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Cbeyond Communications, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 1, 2006

/s/ James F. Geiger

James F. Geiger
Chief Executive Officer

Exhibit 32.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. § 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Cbeyond Communications, Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K of the Company for the year ended December 31, 2005 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 31, 2006

/s/ J. Robert Fugate

J. Robert Fugate
Chief Financial Officer

(This page intentionally left blank.)

(This page intentionally left blank.)

(This page intentionally left blank.)

SHAREHOLDER INFORMATION

Corporate Headquarters
320 Interstate North Parkway
Suite 300
Atlanta, GA 30339
866-424-2600
www.cbeyond.net

Annual Meeting of Shareholders
The annual meeting of the shareholders of Cbeyond Communications, Inc. will be held Friday, June 23, 2006, at 9:30 a.m. Eastern time, at the Cobb Galleria Centre, Two Galleria Parkway, Atlanta, GA 30339.

Registrar and Transfer Agent
For shareholder inquiries regarding stock certificates, change or consolidation of accounts, transfer of ownership or other stock matters, please contact our transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(877) 248-6417 (Customer Service)

Independent Auditors
Cbeyond retains Ernst & Young, LLP as its independent auditors.

Investor Relations
Inquiries from institutional investors, financial analysts, registered representatives and portfolio managers, and requests for the Company's annual report to the Securities and Exchange Commission on Form 10-K (at no charge) should be directed to:

Cbeyond Communications, Inc.
Kurt Abkemeier
VP, Finance and Treasurer
678-370-2887 or via email to
kurt.abkemeier@cbeyond.net

Caution Concerning Forward-Looking Statements
This annual report contains "forward-looking statements." These are statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "may," "will," and similar expressions describing future events. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, particular uncertainties arise from our significant net losses in past periods, competition we face from other communications providers, competition based on the use of VoIP technology, our ability to manage our expansion, dependence on third-party suppliers and local T-1 access providers, interconnection agreement terms, government regulation and other risks. We describe these risks, uncertainties, and other considerations in the "Risk Factors" contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Market Price Information
Cbeyond is traded on the NASDAQ market under the symbol CBEY. The high and low sales per share of the Company's common stock for each quarter since becoming a publicly traded company were as follows:

2005	High	Low
4th Quarter	$ 13.49	$ 10.26

Business Description
Cbeyond (Nasdaq: CBEY) is an Atlanta-based managed services provider that delivers integrated packages of voice, mobile and broadband services to small businesses in Atlanta, Dallas, Denver, Houston, Chicago and Los Angeles. Cbeyond offers core communications services like local and long-distance voice, mobile, and broadband Internet access along with enhanced applications, including voicemail, email, Web hosting, fax-to-email, data backup, file-sharing, VPN and more. Cbeyond manages these services over a private, 100-percent Voice over Internet Protocol (VoIP) facilities-based network. For more information on Cbeyond, visit www.cbeyond.net.

CBEYOND®

320 Interstate North Parkway
Suite 300
Atlanta, GA 30339
1-866-424-2600